FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of

                      the Securities Exchange Act of 1934


                           For the Month of May, 2007
                         Commission File No. 000-24876


                               TELUS CORPORATION
                (Translation of registrant's name into English)

                           21st Floor, 3777 Kingsway
                       Burnaby, British Columbia V5H 3Z7
                                     Canada
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

             Form 20-F    [ ]               Form 40-F    |X|


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934:

               Yes       [ ]               No       |X|

This Form 6-K consists of the following:

TELUS Corporation Third Quarter Management's Discussion and Analysis and Consolidated Financial Statements

                 ---------------------------------------------------------




                               TELUS CORPORATION

                   INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                                  (UNAUDITED)

                                 MARCH 31, 2007



                 ---------------------------------------------------------

-------------------------------------------------------------------------------
interim consolidated statements of income                         (unaudited)
-------------------------------------------------------------------------------


Periods ended March 31 (millions except                                                Three months
per share amounts)                                                            2007                   2006
--------------------------------------------------------------------------------------------------------------------
                                                                                           (restated - Note 2(b))
OPERATING REVENUES                                                       $    2,205.6              $    2,080.5
--------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES
   Operations                                                                 1,436.6                   1,201.1
   Restructuring costs (Note 6)                                                   4.7                      16.7
   Depreciation                                                                 317.7                     339.2
   Amortization of intangible assets                                             49.6                      63.9
--------------------------------------------------------------------------------------------------------------------
                                                                              1,808.6                   1,620.9
--------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                                                397.0                     459.6
   Other expense, net                                                             3.8                       4.3
   Financing costs (Note 7)                                                     117.6                     127.0
--------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES AND NON-CONTROLLING INTEREST                         275.6                     328.3
   Income taxes (Note 8)                                                         79.3                     116.1
   Non-controlling interests                                                      1.5                       2.1
--------------------------------------------------------------------------------------------------------------------
NET INCOME AND COMMON SHARE AND NON-VOTING SHARE INCOME                         194.8                     210.1
OTHER COMPREHENSIVE INCOME (Note 16(d))
  Change in unrealized fair value of derivatives
    designated as cash flow hedges                                               27.9                        --
  Foreign currency translation adjustment arising from translating
    financial statements of self-sustaining foreign operations                    2.4                       0.7
---------------------------------------------------------------------------------------------------------------------
                                                                                 30.3                       0.7
---------------------------------------------------------------------------------------------------------------------
COMPREHENSIVE INCOME                                                     $      225.1              $      210.8
=====================================================================================================================

NET INCOME PER COMMON SHARE AND NON-VOTING SHARE (Note 9)
     - Basic                                                             $       0.58              $       0.60
     - Diluted                                                           $       0.57              $       0.60

DIVIDENDS DECLARED PER COMMON SHARE AND NON-VOTING SHARE                 $       0.375             $       0.275

TOTAL WEIGHTED AVERAGE COMMON SHARES AND NON-VOTING SHARES OUTSTANDING
     - Basic                                                                    337.1                     349.3
     - Diluted                                                                  340.5                     352.9

The accompanying notes are an integral part of these interim consolidated financial statements

---------------------------------------------------------------------------------------------------------------------
interim consolidated statements of retained earnings and
  accumulated other comprehensive income                                                                (unaudited)
---------------------------------------------------------------------------------------------------------------------


Three-month periods ended March 31              2007                                               2006
-----------------------------------------------------------------------------------------------------------------------------
                                            Accumulated                                     Accumulated
                                               other                                          other
                             Retained      comprehensive                    Retained       comprehensive
(millions)                   earnings         income          Total         earnings          income              Total
-----------------------------------------------------------------------------------------------------------------------------
                                                (Note 2(b))                                        (Note 2(b))
BALANCE AT BEGINNING
  OF PERIOD                $  1,080.1      $     (1.5)       $  1,078.6     $   849.7      $     (7.3)          $   842.4
Transitional amounts
  (Notes 2(b), 16(d))             --           (176.2)           (176.2)           --              --                  --
---------------------------------------------------------------------------------------------------------------------------
                              1,080.1          (177.7)            902.4         849.7            (7.3)              842.4
Income                          194.8            30.3             225.1         210.1             0.7               210.8
---------------------------------------------------------------------------------------------------------------------------
                              1,274.9          (147.4)          1,127.5       1,059.8            (6.6)            1,053.2
Common Share and Non-Voting
  Share dividends paid, or
  payable, in cash             (125.9)             --            (125.9)        (95.9)             --               (95.9)
Purchase of Common Shares
  and Non-Voting Shares
  in excess of stated
  capital (Note 16(g))         (142.9)             --            (142.9)       (138.3)             --              (138.3)
Other                             3.7              --               3.7           3.3              --                 3.3
--------------------------------------------------------------------------------------------------------------------------
BALANCE AT END OF PERIOD
  (Note 16)                $  1,009.8      $   (147.4)       $    862.4     $   828.9      $     (6.6)          $   822.3
==========================================================================================================================

The accompanying notes are an integral part of these interim consolidated financial statements



                                   TELUS(R)                                   2

-------------------------------------------------------------------------------
interim consolidated balance sheets                                 (unaudited)
-------------------------------------------------------------------------------


As at (millions)                                                          March 31, 2007        December 31, 2006
--------------------------------------------------------------------------------------------------------------------
                                                                                                   (adjusted -
                                                                                                 Notes 2(b)-(c))
ASSETS
Current Assets
   Cash and temporary investments, net                                  $      534.0              $          --
   Short-term investments                                                      110.7                     110.2
   Accounts receivable (Notes 12, 18(b))                                       959.3                     707.2
   Income and other taxes receivable                                            94.2                      95.4
   Inventories                                                                 159.4                     196.4
   Prepaid expenses and other (Note 18(b))                                     255.8                     195.3
   Derivative assets                                                            62.6                      40.4
--------------------------------------------------------------------------------------------------------------------
                                                                             2,176.0                   1,344.9
--------------------------------------------------------------------------------------------------------------------
Capital Assets, Net (Note 13)
   Property, plant, equipment and other                                      7,195.7                   7,466.5
   Intangible assets subject to amortization                                   832.1                     549.2
   Intangible assets with indefinite lives                                   2,966.5                   2,966.4
--------------------------------------------------------------------------------------------------------------------
                                                                            10,994.3                  10,982.1
--------------------------------------------------------------------------------------------------------------------
Other Assets
   Deferred charges (Note 18(b))                                             1,022.0                     956.6
   Investments                                                                  41.5                      35.2
   Goodwill (Note 14)                                                        3,169.6                   3,169.5
--------------------------------------------------------------------------------------------------------------------
                                                                             4,233.1                   4,161.3
--------------------------------------------------------------------------------------------------------------------
                                                                        $   17,403.4              $   16,488.3
====================================================================================================================


LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
   Cash and temporary investments, net                                  $         --              $       11.5
   Accounts payable and accrued liabilities (Note 18(b))                     1,585.1                   1,363.6
   Income and other taxes payable                                                8.9                      10.3
   Restructuring accounts payable and accrued liabilities (Note 6)              36.1                      53.1
   Advance billings and customer deposits (Note 18(b))                         609.7                     606.3
   Current maturities of long-term debt (Note 15)                            1,351.6                   1,433.5
   Current portion of derivative liabilities                                   172.4                     165.8
   Current portion of future income taxes                                      238.7                     250.9
--------------------------------------------------------------------------------------------------------------------
                                                                             4,002.5                   3,895.0
--------------------------------------------------------------------------------------------------------------------
Long-Term Debt (Note 15)                                                     4,312.5                   3,474.7
--------------------------------------------------------------------------------------------------------------------
Other Long-Term Liabilities (Note 18(b))                                     1,498.4                   1,257.3
--------------------------------------------------------------------------------------------------------------------
Future Income Taxes                                                            934.5                     909.6
--------------------------------------------------------------------------------------------------------------------
Non-Controlling Interests                                                       25.1                      23.6
--------------------------------------------------------------------------------------------------------------------
Shareholders' Equity (Note 16)                                               6,630.4                   6,928.1
--------------------------------------------------------------------------------------------------------------------
                                                                        $   17,403.4              $   16,488.3
====================================================================================================================

Commitments and Contingent Liabilities (Note 17)

The accompanying notes are an integral part of these interim consolidated financial statements





                                   TELUS(R)                                   3

-------------------------------------------------------------------------------
interim consolidated statements of cash flows                       (unaudited)
-------------------------------------------------------------------------------


                                                                                            Three months
Periods ended March 31 (millions)                                                       2007               2006
--------------------------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES
Net income                                                                        $      194.8         $      210.1
Adjustments to reconcile net income to cash provided by operating activities:
   Depreciation and amortization                                                         367.3                403.1
   Future income taxes                                                                    78.2                113.1
   Share-based compensation (Note 10(a))                                                 138.6                  8.4
   Net employee defined benefit plans expense                                            (24.0)                (1.6)
   Employer contributions to employee defined benefit plans                              (33.9)               (30.5)
   Restructuring costs, net of cash payments (Note 6)                                    (17.0)               (15.6)
   Amortization of deferred gains on sale-leaseback of buildings,
     amortization of deferred charges and other, net                                      (9.1)                15.9
   Net change in non-cash working capital (Note 18(c))                                  (234.3)               (29.8)
----------------------------------------------------------------------------------------------------------------------
Cash provided by operating activities                                                    460.6                673.1
----------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Capital expenditures (Notes 5, 13)                                                      (381.9)              (320.5)
Proceeds from the sale of property and other assets                                         --                  7.4
Change in non-current materials and supplies, purchase of investments and other          (10.4)                (3.0)
----------------------------------------------------------------------------------------------------------------------
Cash used by investing activities                                                       (392.3)              (316.1)
----------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Common Shares and Non-Voting Shares issued                                                 0.4                 33.2
Dividends to shareholders                                                               (125.9)               (95.9)
Purchase of Common Shares and Non-Voting Shares for cancellation (Note 16(g))           (200.7)              (231.6)
Long-term debt issued (Note 15)                                                        1,097.8                180.6
Redemptions and repayment of long-term debt (Note 15)                                   (293.5)              (253.0)
Other                                                                                     (0.9)                   --
---------------------------------------------------------------------------------------------------------------------
Cash provided (used) by financing activities                                             477.2               (366.7)
---------------------------------------------------------------------------------------------------------------------
CASH POSITION
Increase (decrease) in cash and temporary investments, net                               545.5                 (9.7)
Cash and temporary investments, net, beginning of period                                 (11.5)                 8.6
---------------------------------------------------------------------------------------------------------------------
Cash and temporary investments, net, end of period                                $      534.0         $       (1.1)
=====================================================================================================================
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS
Interest (paid)                                                                   $      (23.6)        $      (13.1)
=====================================================================================================================
Interest received                                                                 $        1.9         $       22.5
=====================================================================================================================
Income taxes (inclusive of Investment Tax Credits (Note 8)) received, net         $        6.2         $       95.7
=====================================================================================================================

The accompanying notes are an integral part of these interim consolidated financial statements



                                   TELUS(R)                                   4

-------------------------------------------------------------------------------
notes to interim consolidated financial statements                  (unaudited)
-------------------------------------------------------------------------------

MARCH 31, 2007

TELUS Corporation is one of Canada's largest telecommunications companies, providing a full range of telecommunications products and services. The Company is the largest incumbent telecommunications service provider in Western Canada and provides data, Internet protocol, voice and wireless services to Central and Eastern Canada.



Notes to interim consolidated financial statements                     Page     Description
-------------------------------------------------------------------------------------------------------------------------------
General application
-------------------------------------------------------------------------------------------------------------------------------
1.       Interim financial statements                                    6      Summary explanation of basis of presentation
                                                                                of interim consolidated financial statements
-------------------------------------------------------------------------------------------------------------------------------
2.       Accounting policy developments                                  6      Summary review of generally accepted accounting
                                                                                principle developments that do, will, or may,
                                                                                affect the Company
-------------------------------------------------------------------------------------------------------------------------------
3.       Capital structure financial policies                           10      Summary review of the Company's objectives,
                                                                                policies and processes for managing its capital
                                                                                structure
-------------------------------------------------------------------------------------------------------------------------------
4.       Financial instruments                                          12      Summary schedule and review of financial
                                                                                instruments, including fair values thereof
-------------------------------------------------------------------------------------------------------------------------------
Consolidated statements of income focused
-------------------------------------------------------------------------------------------------------------------------------
5.       Segmented information                                          14      Summary disclosure of segmented information
                                                                                regularly reported to the Company's chief
                                                                                operating decision maker
-------------------------------------------------------------------------------------------------------------------------------
6.       Restructuring costs                                            15      Summary continuity schedule and review of
                                                                                restructuring costs
-------------------------------------------------------------------------------------------------------------------------------
7.       Financing costs                                                15      Summary schedule of items comprising
                                                                                financing costs by nature
-------------------------------------------------------------------------------------------------------------------------------
8.       Income taxes                                                   16      Summary reconciliations of statutory rate
                                                                                income tax expense to provision for income
                                                                                taxes
-------------------------------------------------------------------------------------------------------------------------------
9.       Per share amounts                                              16      Summary schedule and review of numerators and
                                                                                denominators used in calculating per share
                                                                                amounts and related disclosures
-------------------------------------------------------------------------------------------------------------------------------
10.      Share-based compensation                                       17      Summary schedules and review of compensation
                                                                                arising from share option awards, restricted
                                                                                stock units and employee share purchase plan
-------------------------------------------------------------------------------------------------------------------------------
11.      Employee future benefits                                       19      Summary and review of employee future benefits
                                                                                and related disclosures
-------------------------------------------------------------------------------------------------------------------------------
Consolidated balance sheets focused
-------------------------------------------------------------------------------------------------------------------------------
12.      Accounts receivable                                            20      Summary schedule and review of arm's-length
                                                                                securitization trust transactions and related
                                                                                disclosures
-------------------------------------------------------------------------------------------------------------------------------
13.      Capital assets                                                 21      Summary schedule of items comprising capital
                                                                                assets
-------------------------------------------------------------------------------------------------------------------------------
14.      Goodwill                                                       22      Summary schedule of goodwill
-------------------------------------------------------------------------------------------------------------------------------
15.      Long-term debt                                                 22      Summary schedule of long-term debt and related
                                                                                disclosures
-------------------------------------------------------------------------------------------------------------------------------
16.      Shareholders' equity                                           25      Summary schedules and review of shareholders'
                                                                                equity and changes therein including details
                                                                                of other comprehensive income, accumulated
                                                                                other comprehensive income, share option price
                                                                                stratification and normal course issuer bid
                                                                                summaries
-------------------------------------------------------------------------------------------------------------------------------
17.      Commitments and contingent liabilities                         28      Summary review of contingent liabilities,
                                                                                guarantees, claims and lawsuits
-------------------------------------------------------------------------------------------------------------------------------
Other
-------------------------------------------------------------------------------------------------------------------------------
18.      Additional financial information                               31      Summary schedules of items comprising certain
                                                                                primary financial statement line items
-------------------------------------------------------------------------------------------------------------------------------
19.      Differences between Canadian and United                        32      Summary schedules and review of differences
         States generally accepted accounting principles                        between Canadian and United States generally
                                                                                accepted accounting principles as they apply
                                                                                to the Company
-------------------------------------------------------------------------------------------------------------------------------



                                   TELUS(R)                                   5

-------------------------------------------------------------------------------
notes to interim consolidated financial statements                  (unaudited)
-------------------------------------------------------------------------------


1    interim financial statements

The notes presented in these interim consolidated financial statements include only significant events and transactions and are not fully inclusive of all matters normally disclosed in TELUS Corporation's annual audited financial statements. As a result, these interim consolidated financial statements should be read in conjunction with the TELUS Corporation audited consolidated financial statements for the year ended December 31, 2006. These interim consolidated financial statements follow the same accounting policies and methods of their application as set out in the TELUS Corporation consolidated financial statements for the year ended December 31, 2006, other than as set out in Note 2, including that certain of the comparative amounts have been reclassified to conform with the presentation adopted currently. Accordingly, these interim consolidated financial statements reflect all adjustments (which are of a normal recurring nature) that are, in the opinion of the Company, necessary for a fair statement of the results for the interim periods presented.

     The terms "TELUS" or "Company" are used to mean TELUS Corporation and, where the context of the narrative permits, or requires, its subsidiaries.

2    accounting policy developments

(a)  Convergence with International Financial Reporting Standards

In 2006, Canada's Accounting Standards Board ratified a strategic plan that will result in Canadian generally accepted accounting principles (Canadian "GAAP"), as used by public companies, being converged with International Financial Reporting Standards over a transitional period currently expected to be approximately five years. The precise timing of convergence will depend on an Accounting Standards Board "progress review" to be undertaken by early 2008.

     Canadian GAAP will be converged with International Financial Reporting Standards through a combination of two methods: as current joint-convergence projects of the United States' Financial Accounting Standards Board and the International Accounting Standards Board are agreed upon, they will be adopted by Canada's Accounting Standards Board and may be introduced in Canada before the complete changeover to International Financial Reporting Standards; and standards not subject to a joint-convergence project will be exposed in an omnibus manner.

     As this convergence initiative is very much in its infancy as of the date of these consolidated financial statements, it is premature to currently assess the impact of the initiative, if any, on the Company.

(b)  Comprehensive income

Overview: Commencing with the Company's 2007 fiscal year, the recommendations of the Canadian Institute of Chartered Accountants ("CICA") for accounting for comprehensive income (CICA Handbook Section 1530), for the recognition and measurement of financial instruments (CICA Handbook Section 3855) and for hedges (CICA Handbook Section 3865) apply to the Company. Currently, the concept of comprehensive income for purposes of Canadian GAAP, in the Company's specific instance, is primarily to include changes in shareholders' equity arising from unrealized changes in the fair values of financial instruments.

     The majority of the impact on the Company of adopting the other comprehensive income and related standards currently arises from the Company's cross currency interest rate swap agreements, as discussed further in Note 15(b) and, to a lesser extent, the cash-settled equity forward agreements that the Company entered into in respect of share-based compensation, as discussed further in Note 10(c).

     In the application of hedge accounting to U.S. Dollar denominated long-term debt future cash outflows, an amount (the "hedge value") is recorded in the Consolidated Balance Sheets in respect of the value of the hedging items. The difference between the hedge value that would be recorded on the consolidated balance sheet subsequent to, and prior to, the adoption of the newly applied CICA recommendations, in respect of the U.S. Dollar denominated long-term debt future cash flows, is the difference between the fair value of the hedging items and the hedging asset or liability necessary to recognize the Canadian dollar equivalent of the value of the hedged items at the rate of exchange in the hedging items. This is illustrated in the following table:


                                   TELUS(R)                                   6

-------------------------------------------------------------------------------
notes to interim consolidated financial statements                  (unaudited)
-------------------------------------------------------------------------------


As at (millions)                                  March 31, 2007                                 December 31, 2006
-------------------------------------------------------------------------------  ------------------------------------------------
                                    2007 Notes        2011 Notes       Total         2007 Notes       2011 Notes      Total
-------------------------------------------------------------------------------  ------------------------------------------------


Canadian dollar equivalent of
   principal at rates of
   exchange in hedging items        $  1,483.3        $  2,950.5     $  4,433.8    $  1,483.3         $  2,950.5    $  4,433.8
Canadian dollar equivalent
   of principal at balance sheet
   date rate of exchange               1,348.9           2,219.8        3,568.7       1,357.9            2,240.2       3,598.1
--------------------------------------------------------------------------------------------------------------------------------
Hedge value necessary to
   reflect rates of exchange
   in hedging items                      134.4             730.7          865.1         125.4              710.3         835.7
Difference arising from
   newly applied CICA
   recommendations(1)                      5.2             216.8          222.0          14.2              250.8         265.0
--------------------------------------------------------------------------------------------------------------------------------
Fair value of hedging items         $    139.6        $    947.5     $  1,087.1    $    139.6         $    961.1    $  1,100.7
================================================================================================================================

(1)   The amounts as at December 31, 2006, are included in the transitional adjustments set out in Note 16(d).

     Comprehensive income as prescribed by U.S. GAAP, and which is disclosed in
Note 19(g), is largely aligned with comprehensive income as prescribed by Canadian GAAP, other than for pension accounting impacts. In the Company's specific instance, U.S. GAAP includes, in respect of pension and other defined benefit plans, the difference between the net funded status of the plans and the net accrued benefit asset or liability; Canadian GAAP does not include this currently, but an exposure draft from Canada's Accounting Standards Board issued in March 2007 proposes changes that would eliminate this difference no later than December 31, 2007.

     Implementation and application: In the Company's specific instance, the transitional rules for these sections generally require prospective implementation at the beginning of a fiscal year (the exception being in respect of the cumulative foreign currency translation adjustment, which is retrospectively adjusted for at the beginning of the fiscal year of adoption).

     Costs of issuing debt securities, less amortization, are now netted against the debt security from which they arose. This resulted in a consolidated balance sheet reclassification from deferred charges to long-term debt of $19.9 million as at December 31, 2006. Prior to 2007, costs of issuing debt securities were amortized on a straight-line basis, such costs are now required to be amortized using the effective interest method; the Company was not materially affected by the change in amortization method, which was prospectively applied.

     In the further implementation of these recommendations, the Company has chosen to recognize as an asset or liability all embedded derivative instruments that exist as at January 1, 2007, and that are required to be separated from their host contract. The Company has selected this method so that there is no unnecessary difference from the application of U.S. GAAP.

     In the ongoing application of these recommendations, the Company was required to select from a number of pertinent alternative acceptable accounting principles and methods and the Company has made the following selections:


                                                   Classified as
                                                   available for
                                                   sale or held as      Classified
                                                   part of a hedging     as held               Company's reason for
Financial instrument                                relationship(1)   for trading(1) (2)     classification selection
---------------------------------------------------------------------------------------------------------------------------------
o  Short-term marketable security investments(3)                            X              o  The Company has selected this
   held as at January 1, 2007                                                                 method as it better reflects
                                                                                              management's investment intentions
---------------------------------------------------------------------------------------------------------------------------------
o  Long-term investments(3) held as                     X                                  o  The Company has selected
   at January 1, 2007                                                                         classification as available
                                                                                              for sale as it better reflects
                                                                                              management's investment intentions
---------------------------------------------------------------------------------------------------------------------------------
o  Stand-alone derivatives which are a part of an       X                                  o  The Company believes that
   established and documented hedging relationship                                            classification as held for hedging
                                                                                              results in a better matching of
                                                                                              the change in the fair value with
                                                                                              the risk exposure being hedged
---------------------------------------------------------------------------------------------------------------------------------

(1) The distinction between classification as available for sale (or held as part of a hedging relationship) or held for trading is that unrealized changes in the fair values of financial instruments classified as available for sale, or held for hedging, are included in other comprehensive income and unrealized changes in the fair values of financial instruments classified as held for trading are included in net income.

(2) Certain financial instruments that are not required to be classified as held for trading, may be classified as held for trading if the Company so chooses.

(3) In respect of investments in securities for which the fair values can be reliably measured, the Company determines the classification on an instrument-by-instrument basis at time of initial recognition.


                                    TELUS(R)                                 7

-------------------------------------------------------------------------------
notes to interim consolidated financial statements                  (unaudited)
-------------------------------------------------------------------------------


     o Accounts receivable available for sale to an arm's-length securitization trust are accounted for as loans and receivables. The Company has selected this method for accounting efficiency.

     o Regular-way purchases or sales, which are those that are not net-settled, of financial assets or financial liabilities are recognized on the trade date. The Company has selected this method as it is consistent with the mandatory trade-date accounting required for derivative instruments.

     o Transaction costs, other than in respect of held for trading items, are added to the initial fair value of the acquired financial asset or financial liability. The Company has selected this method as it believes that this results in a better matching of the transaction costs with the periods benefiting from the transaction costs.

     o In respect of hedges of anticipated transactions, which in the Company's specific instance currently relates to inventory purchase commitments, hedge gains/losses which will be included in the cost of the inventory and will be expensed when the inventory is sold. The Company has selected this method as it believes that a better matching with the risk exposure being hedged is achieved.

     Effects disclosure: The effects of the application of HB 1530, HB 3855 and HB 3865, on the Company's results of operations for the three-month period ended March 31, 2007, are as set out in the following table:


                                                              Excluding effect of     Incremental effect
                                                                application of        of application of
Three-month period ended March 31, 2007                        HB 1530, HB 3855        HB 1530, HB 3855   As currently
(millions except per share amounts)                              and HB 3865              and HB 3865       reported
------------------------------------------------------------------------------------------------------------------------
Operating revenues                                              $    2,205.6           $      --          $    2,205.6
------------------------------------------------------------------------------------------------------------------------
Operating expenses                                                   1,808.6                  --               1,808.6
-------------------------------------------------------------------------------------------------------------------------
Operating income                                                       397.0                  --                 397.0
Other expenses, net                                                      4.3                (0.5)                  3.8
Financing costs                                                        122.1                (4.5)                117.6
-------------------------------------------------------------------------------------------------------------------------
Income before income taxes and non-controlling interest                270.6                 5.0                 275.6
  Income taxes                                                          77.6                 1.7                  79.3
  Non-controlling interests                                              1.5                  --                   1.5
-------------------------------------------------------------------------------------------------------------------------
Net income and Common Share and Non-Voting Share income                191.5                 3.3                 194.8
Other comprehensive income
  Change in unrealized fair value of derivatives
    designated as cash flow hedges                                        --                27.9                  27.9
  Foreign currency translation adjustment arising from translating
    financial statements of self-sustaining foreign operations            --                 2.4                   2.4
-------------------------------------------------------------------------------------------------------------------------
                                                                          --                30.3                  30.3
-------------------------------------------------------------------------------------------------------------------------
Comprehensive income                                            $      191.5           $    33.6          $      225.1
=========================================================================================================================
Net income per Common Share and Non-Voting Share
  - Basic                                                       $       0.57           $    0.01          $       0.58
  - Diluted                                                     $       0.56           $    0.01          $       0.57

     The effects of the application of HB 1530, HB 3855 and HB 3865, on the Company's retained earnings for the three-month period ended March 31, 2007, are as set out in the following table:

                                                              Excluding effect
                                                             of application of    Incremental effect of
                                                              HB 1530, HB 3855    application of HB 1530,    As currently
Three-month period ended March 31, 2007 (millions)              and HB 3865        HB 3855 and HB 3865        reported
--------------------------------------------------------------------------------------------------------------------------
Balance at beginning of period                                  $    1,080.1           $      --          $    1,080.1
Income                                                                 191.5                 3.3                 194.8
--------------------------------------------------------------------------------------------------------------------------
                                                                     1,271.6                 3.3               1,274.9
Common Share and Non-Voting Share dividends
   paid, or payable, in cash                                          (125.9)                 --                (125.9)
Purchase of Common Shares and Non-Voting
   Shares in excess of stated capital                                 (142.9)                 --                (142.9)
Other                                                                    3.7                  --                   3.7
--------------------------------------------------------------------------------------------------------------------------
Balance at end of period                                        $    1,006.5           $     3.3          $    1,009.8
==========================================================================================================================



                                    TELUS(R)                                  8

-------------------------------------------------------------------------------
notes to interim consolidated financial statements                  (unaudited)
-------------------------------------------------------------------------------


     The effects of the application of HB 1530, HB 3855 and HB 3865, on the Company's financial position as at March 31, 2007, are as set out in the following table:


                                                              Excluding effect
                                                             of application of    Incremental effect of
                                                              HB 1530, HB 3855    application of HB 1530,    As currently
As at March 31, 2007 (millions)                                 and HB 3865        HB 3855 and HB 3865        reported
--------------------------------------------------------------------------------------------------------------------------
Assets
Current assets
   Cash and temporary investments, net                       $      534.0         $         --              $      534.0
   Short-term investments                                           110.2                  0.5                     110.7
   Accounts receivable                                              959.3                   --                     959.3
   Income and other taxes receivable                                 94.2                   --                      94.2
   Inventories                                                      159.4                   --                     159.4
   Prepaid expenses and other                                       255.8                   --                     255.8
   Derivative assets                                                 60.8                  1.8                      62.6
--------------------------------------------------------------------------------------------------------------------------
                                                                  2,173.7                  2.3                   2,176.0
--------------------------------------------------------------------------------------------------------------------------
Capital assets, net                                              10,994.3                   --                  10,994.3
--------------------------------------------------------------------------------------------------------------------------
Other assets
   Deferred charges                                               1,047.5                (25.5)                  1,022.0
   Investments                                                       39.8                  1.7                      41.5
   Goodwill                                                       3,169.6                   --                   3,169.6
--------------------------------------------------------------------------------------------------------------------------
                                                                  4,256.9                (23.8)                  4,233.1
--------------------------------------------------------------------------------------------------------------------------
                                                             $   17,424.9         $      (21.5)             $   17,403.4
==========================================================================================================================
Liabilities and Shareholders' Equity
Current liabilities
   Accounts payable and accrued liabilities                  $    1,585.1         $         --              $    1,585.1
   Income and other taxes payable                                     8.9                   --                       8.9
   Restructuring accounts payable and accrued liabilities            36.1                   --                      36.1
   Advance billings and customer deposits                           609.7                   --                     609.7
   Current maturities of long-term debt                           1,352.1                 (0.5)                  1,351.6
   Current portion of derivative liabilities                        166.6                  5.8                     172.4
   Current portion of future income taxes                           238.7                   --                     238.7
-------------------------------------------------------------------------------------------------------------------------
                                                                  3,997.2                  5.3                   4,002.5
-------------------------------------------------------------------------------------------------------------------------
Long-term debt                                                    4,345.5                (33.0)                  4,312.5
-------------------------------------------------------------------------------------------------------------------------
Other long-term liabilities                                       1,281.6                216.8                   1,498.4
-------------------------------------------------------------------------------------------------------------------------
Future income taxes                                               1,000.1                (65.6)                    934.5
-------------------------------------------------------------------------------------------------------------------------
Non-controlling interests                                            25.1                   --                      25.1
-------------------------------------------------------------------------------------------------------------------------
Shareholders' equity
   Common Shares                                                  2,239.5                   --                   2,239.5
   Non-Voting Shares                                              3,388.5                   --                   3,388.5
-------------------------------------------------------------------------------------------------------------------------
                                                                  5,628.0                   --                   5,628.0
-------------------------------------------------------------------------------------------------------------------------
   Cumulative foreign currency translation adjustment                 0.9                 (0.9)                       --
-------------------------------------------------------------------------------------------------------------------------
   Retained earnings and accumulated other comprehensive income
     Retained earnings                                            1,006.5                  3.3                   1,009.8
     Accumulated other comprehensive income                            --               (147.4)                   (147.4)
-------------------------------------------------------------------------------------------------------------------------
                                                                  1,006.5               (144.1)                    862.4
-------------------------------------------------------------------------------------------------------------------------
   Contributed surplus                                              140.0                   --                     140.0
-------------------------------------------------------------------------------------------------------------------------
                                                                  6,775.4               (145.0)                  6,630.4
-------------------------------------------------------------------------------------------------------------------------
                                                             $   17,424.9         $      (21.5)             $   17,403.4
==========================================================================================================================

                                    TELUS(R)                                  9

-------------------------------------------------------------------------------
notes to interim consolidated financial statements                  (unaudited)
-------------------------------------------------------------------------------


(c)  Income taxes arising from partnership income

In mid-2006, Canada's Accounting Standards Board's Emerging Issues Committee issued a Draft Abstract regarding the accounting for income taxes related to entities that consolidate partnership interests that have a different year end than the consolidating entity. The Company has applied the guidance therein contained through its 2006 year end. In March 2007, the Emerging Issues Committee issued a revised Draft Abstract ("RD59") which changed the approach to determination of the classification of future income taxes between "current" and "non-current" and the Company has retrospectively applied the guidance therein contained, which has, in the Company's specific current instance, the net effect of increasing the current portion of future income tax liabilities. The consolidated balance sheet reclassification is as set out in the following table:


As at (millions)                              March 31, 2007                                        December 31, 2006
------------------------------------------------------------------------------    -----------------------------------------------
                                   Excluding     Incremental                                         Incremental
                                   effect of      effect of                                           effect of
                                  application  application of   As currently       As previously     application    As currently
                                    of RD59         RD59         reported           reported           of RD59       reported
------------------------------------------------------------------------------    -----------------------------------------------

Current liabilities
 Current portion of future
    income taxes                 $   119.5     $   119.2          $   238.7          $    93.2        $   157.7      $   250.9
Future Income Taxes              $ 1,053.7     $  (119.2)         $   934.5          $ 1,067.3        $  (157.7)     $   909.6
--------------------------------------------------------------------------------------------------------------------------------


(d)  Financial instruments - disclosure and presentation

Commencing with the Company's 2008 fiscal year, the new recommendations of the CICA for financial instrument disclosures and presentation (CICA Handbook
Section 3862) will apply to the Company. The new recommendations will result in incremental disclosures, relative to those currently, with an emphasis on risks associated with both recognized and unrecognized financial instruments to which an entity is exposed during the period and at the balance sheet date, and how an entity manages those risks. The Company is assessing how it will be affected by these new recommendations.

3    capital structure financial policies

The Company's objectives when managing capital are: (i) to maintain a flexible capital structure which optimizes the cost of capital at acceptable risk; and
(ii) to manage capital in a manner which balances the interests of equity and debt holders.

     In the management of capital, the Company includes shareholders' equity (excluding accumulated other comprehensive income), long-term debt (including any associated hedging assets or liabilities, net of amounts recognized in accumulated other comprehensive income), cash and temporary investments and securitized accounts receivable in the definition of capital.

     The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics and/or increase or decrease the amount of sales of trade receivables to an arm's-length securitization trust.

     The Company monitors capital on a number of bases, including: net debt to total capitalization; net debt to Earnings Before Interest, Taxes, Depreciation and Amortization - excluding restructuring costs ("EBITDA - excluding restructuring costs"); and dividend payout ratio of sustainable net earnings.

     Net debt to total capitalization is calculated as net debt divided by total capitalization. Net debt is a non-GAAP measure, whose nearest GAAP measure is long-term debt; the calculation of net debt is as set out in the following schedule. Net debt is one component of a ratio used to determine compliance with debt covenants. Total capitalization is defined as the sum of net debt, non-controlling interest and shareholders' equity (excluding accumulated other comprehensive income).

     Net debt to EBITDA - excluding restructuring costs is calculated as net debt at the end of the period divided by twelve-month trailing EBITDA - excluding restructuring costs. The calculation of EBITDA - excluding restructuring costs is a non-GAAP measure whose nearest GAAP measure is net income; the calculation of EBITDA - excluding restructuring costs is as set out in the following schedule. This measure, historically, is substantially the same as the leverage ratio covenant in the Company's credit facilities.

     Dividend payout ratio of sustainable net earnings is calculated as the most recent quarterly dividend declared per share multiplied by four and divided by basic earnings per share for the twelve-month trailing period.

     During 2007, the Company's strategy, which was unchanged from 2006, was to maintain the financial policies and guidelines set out in the following schedule. The Company believes that these financial policies and guidelines are


                                    TELUS(R)                                  10

-------------------------------------------------------------------------------
notes to interim consolidated financial statements                  (unaudited)
-------------------------------------------------------------------------------


currently at the optimal level and provide access to capital at a reasonable cost by maintaining credit ratings in the range of BBB+ to A-, or the equivalent.


As at, or twelve-month periods ended, March 31 ($ in millions)              Metrics           2007                2006
---------------------------------------------------------------------------------------------------------------------------
Components of debt and coverage ratios
   Net debt (including securitized accounts receivable)(1)                                $    6,178.6        $    6,132.7
   Total capitalization - book value                                                      $   12,981.5        $   12,954.7
   EBITDA - excluding restructuring costs(2)                                              $    3,547.7        $    3,363.0
   Net interest cost(3)                                                                   $      495.3        $      611.7
Debt ratios
   Net debt to total capitalization                                         45 - 50%              47.6%               47.3%
   Net debt to EBITDA - excluding restructuring costs                    1.5:1 - 2.0:1             1.7                 1.8
Coverage ratios
   Interest coverage on long-term debt(4)                                                          3.8                 2.6
   EBITDA - excluding restructuring costs interest coverage(5)                                     7.2                 5.5
Other measures
   Dividend payout ratio of sustainable net earnings                        45 - 55%              46%                 59%
--------------------------------------------------------------------------------------------------------------------------

(1) Net debt is calculated as follows:

    As at March 31                                                                            2007                2006
   ------------------------------------------------------------------------------------------------------------------------
   Long-term debt (Note 15)                                                               $    5,664.1        $    4,566.8
   Debt issuance costs netted against long-term debt                                              33.4                22.1
   Derivative liabilities, net                                                                 1,087.1             1,142.7
   Accumulated other comprehensive income amounts arising
      from financial instruments used to manage interest rate
      and currency risks associated with U.S. Dollar denominated debt                           (222.0)                 --
   Cash and temporary investments, net                                                          (534.0)                1.1
   Securitized accounts receivable (Note 12)                                                     150.0               400.0
   ------------------------------------------------------------------------------------------------------------------------
   Net debt                                                                               $    6,178.6        $    6,132.7
   ========================================================================================================================

(2) EBITDA - excluding restructuring costs is calculated as follows:

   Twelve-month periods ended March 31                       2007                                      2006
   ----------------------------------------------------------------------------    --------------------------------------------
                                             Period-to-date: add (deduct)                    Period-to-date: add (deduct)
                                      ---------------------------------------      --------------------------------------------
                                     Comparative    Prior      Current            Comparative     Prior        Current
                                       quarter   fiscal year   quarter   Total      quarter    fiscal year     quarter   Total
   -----------------------------------------------------------------------------------------------------------------------------
   EBITDA (Note 5)                    $ (862.7)  $3,590.3   $  764.3   $3,491.9  $ (856.2)     $3,295.3     $  862.7   $3,301.8
   Restructuring costs (Note 6)          (16.7)      67.8        4.7       55.8      (9.4)        53.9          16.7       61.2
   -----------------------------------------------------------------------------------------------------------------------------
   EBITDA - excluding restructuring
      costs                           $ (879.4)  $3,658.1   $  769.0   $3,547.7  $ (865.6)     $3,349.2     $  879.4   $3,363.0
   =============================================================================================================================


(3) Net interest cost is defined as financing costs before gains on redemption and repayment of debt, calculated on a twelve-month trailing basis (losses recorded on the redemption of long-term debt are included in net interest cost).

(4) Interest coverage on long-term debt is defined as net income before interest expense on long-term debt and income tax expense, divided by interest expense on long-term debt (including losses recorded on the redemption of long-term debt).

(5) EBITDA - excluding restructuring costs interest coverage is defined as EBITDA - excluding restructuring costs divided by net interest cost. This measure is substantially the same as the coverage ratio covenant in the Company's credit facilities.

     Total capitalization increased from higher retained earnings net of lower share capital.

     The net debt to EBITDA - excluding restructuring costs ratio measured at March 31, 2007, improved as a result of higher EBITDA - excluding restructuring costs.

     Interest coverage on long-term debt improved by 0.6 because of lower interest expenses and improved by 0.6 because of increased income before taxes and interest expense. The EBITDA - excluding restructuring costs interest coverage ratio improved by 0.3 due to lower net interest cost and improved by
1.4 due to higher EBITDA - excluding restructuring costs.

     The dividend payout ratio for the twelve-month period ended March 31, 2007, was within the target guideline of 45 to 55% for sustainable net earnings as the charge for adding the net-cash settlement feature for share options granted prior to 2005 in the first quarter of 2007 was generally offset by positive tax impacts in the last nine months of 2006.


                                    TELUS(R)                                  11

-------------------------------------------------------------------------------
notes to interim consolidated financial statements                  (unaudited)
-------------------------------------------------------------------------------


4    financial instruments

The Company's financial instruments consist of cash and temporary investments, accounts receivable, investments accounted for using the cost method, accounts payable, restructuring accounts payable, short-term obligations, long-term debt, interest rate swap agreements, share-based compensation cost hedges, as further discussed in Note 10(b)-(c), and foreign exchange hedges.

     Fair value: The carrying value of cash and temporary investments, accounts receivable, accounts payable, restructuring accounts payable and short-term obligations approximates their fair values due to the immediate or short-term maturity of these financial instruments. The carrying values of the Company's investments accounted for using the cost method would not exceed their fair values.

     The carrying value of short-term investments equals their fair value as they are classified as held for trading. The fair value is determined directly by reference to quoted market prices.

     The fair values of the Company's long-term debt are estimated based on quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same maturity as well as the use of discounted future cash flows using current rates for similar financial instruments subject to similar risks and maturities. The fair values of the Company's derivative financial instruments used to manage exposure to interest rate and currency risks are estimated similarly.

     The fair values of the Company's derivative financial instruments used to manage exposure to increases in compensation costs arising from certain forms of share-based compensation are estimated based upon fair value estimates of the related cash-settled equity forward agreements provided by the counterparty to the transactions.



                                    TELUS(R)                                  12

-------------------------------------------------------------------------------
notes to interim consolidated financial statements                  (unaudited)
-------------------------------------------------------------------------------


As at (millions)                                                   March 31, 2007              December 31, 2006
------------------------------------------------------------------------------------------------------------------------------
                                                  Hedging
                                                    item
                                                  maximum
                                                  maturity       Carrying        Fair        Carrying         Fair
                                                    date          amount         value        amount          value
------------------------------------------------------------------------------------------------------------------------------
                                                                                                       (adjusted - Note 2(b))
Assets
  Financial assets designated as held for
   trading upon initial recognition
   - Short-term investments                                     $    110.7      $    110.7   $    110.2      $     110.2
   - Derivatives(1) used to manage currency
     risks arising from U.S. Dollar
     denominated purchases to which hedge
     accounting is not applied                 December 2007           3.8             3.8           --              5.6
------------------------------------------------------------------------------------------------------------------------------
                                                                $    114.5      $    114.5   $    110.2      $     115.8
==============================================================================================================================
  Derivatives(1) used to manage changes
    in share-based compensation costs and
    classified as held for
    - Trading (Note 10(b))                     December 2012    $     15.6      $     15.6   $       --      $        --
    - Hedging(2) (Note 10(c))                  November 2009    $     17.8      $     17.8   $      6.0      $      11.4
==============================================================================================================================
  Long-term investments designated as
    available for sale upon initial
    recognition                                                 $     41.5      $     41.5   $     35.2      $      36.9
==============================================================================================================================
Liabilities
  Long-term debt
   Principal (Note 15)                                          $  5,664.1      $  6,283.0   $  4,908.2      $   5,535.9
   Derivatives(1)(2) classified as held for
    hedging and used to manage interest rate
    and currency risks associated with
    U.S. Dollar denominated debt (Note 15(b))
    - Derivative asset                           June 2007           (32.3)                       (40.4)
    - Derivative liability
      - Current                                  June 2007           171.9                        165.8
      - Non-current                              June 2011           947.5                        710.3
                                                                -------------                ------------
                                                                   1,087.1                        835.7
    - Interest payable                                                26.2                          6.3
                                                                -------------                -----------
    Net                                                            1,113.3         1,113.3        842.0          1,090.6
   Derivatives(1)(2) used
     to manage interest
     rate risk associated with
     planned refinancing of
     debt maturing June 1, 2007                  June 2007              --              --           --              6.5
-----------------------------------------------------------------------------------------------------------------------------
                                                                $  6,777.4      $  7,396.3   $  5,750.2      $   6,633.0
=============================================================================================================================
Derivatives(1)(2) classified
   as held for hedging and used
   to manage currency risks
   arising from U.S. Dollar
   denominated purchases to
   which hedge accounting is applied        September 2007      $      0.5      $      0.5   $       --      $      (0.5)
=============================================================================================================================

(1)  Notional amount of all derivative financial instruments outstanding is $5,030.9 (December 31, 2006 - $5,138.6).
(2)  Designated as cash flow hedging items.



                                    TELUS(R)                                  13

-------------------------------------------------------------------------------
notes to interim consolidated financial statements                  (unaudited)
-------------------------------------------------------------------------------


5    segmented information

The Company's reportable segments are Wireline and Wireless. The Wireline segment includes voice local, voice long distance, data and other telecommunications services excluding wireless. The Wireless segment includes digital personal communications services, equipment sales and wireless Internet services. Segmentation is based on similarities in technology, the technical expertise required to deliver the products and services, the distribution channels used and regulatory treatment. Intersegment sales are recorded at the exchange value, which is the amount agreed to by the parties. The following segmented information is regularly reported to the Company's Chief Executive Officer (the Company's chief operating decision maker).


Three-month periods ended
March 31                          Wireline             Wireless               Eliminations           Consolidated
(millions)                    2007       2006       2007      2006        2007         2006       2007        2006
-------------------------------------------------------------------------------------------------------------------------
Operating revenues
  External revenue         $1,205.6   $1,198.6    $1,000.0  $  881.9    $     --     $     --   $2,205.6    $2,080.5
  Intersegment revenue         25.1       23.5         6.3       5.9       (31.4)       (29.4)        --          --
-------------------------------------------------------------------------------------------------------------------------
                            1,230.7    1,222.1     1,006.3     887.8       (31.4)       (29.4)   2,205.6     2,080.5
-------------------------------------------------------------------------------------------------------------------------
Operating expenses
  Operations expense          905.4      740.4       562.6     490.1       (31.4)       (29.4)   1,436.6     1,201.1
  Restructuring costs           4.4       14.9         0.3       1.8          --           --        4.7        16.7
-------------------------------------------------------------------------------------------------------------------------
                              909.8      755.3       562.9     491.9       (31.4)       (29.4)   1,441.3     1,217.8
-------------------------------------------------------------------------------------------------------------------------
EBITDA(1)                  $  320.9   $  466.8    $  443.4  $  395.9    $     --     $     --   $  764.3    $  862.7
=========================================================================================================================
CAPEX((2))                 $  270.7   $  259.0    $  111.2  $   61.5    $     --     $     --   $  381.9    $  320.5
=========================================================================================================================
EBITDA less CAPEX          $   50.2   $  207.8    $  332.2  $  334.4    $      --    $     --   $  382.4    $  542.2
=========================================================================================================================
Operating expenses
  (as adjusted)((3))
  Operations expense (as
    adjusted)((3))            752.3      740.4       542.2     490.1       (31.4)       (29.4)   1,263.1     1,201.1
  Restructuring costs           4.4       14.9         0.3       1.8          --           --        4.7        16.7
-------------------------------------------------------------------------------------------------------------------------
                              756.7      755.3       542.5     491.9       (31.4)       (29.4)   1,267.8     1,217.8
-------------------------------------------------------------------------------------------------------------------------
EBITDA (as adjusted)((3))  $  474.0   $  466.8    $  463.8  $  395.9    $     --     $     --   $  937.8    $  862.7
=========================================================================================================================
CAPEX((2))                 $  270.7   $  259.0    $  111.2  $   61.5    $     --     $     --   $  381.9    $  320.5
=========================================================================================================================
EBITDA (as adjusted)
   less CAPEX              $  203.3   $  207.8    $  352.6  $  334.4    $     --     $     --   $  555.9    $  542.2
=========================================================================================================================
                                                                      EBITDA (as adjusted)
                                                                        (from above)            $  937.8    $  862.7
                                                                      Incremental charge(3)        173.5          --
                                                                      ---------------------------------------------------
                                                                      EBITDA (from above)          764.3       862.7
                                                                      Depreciation                 317.7       339.2
                                                                      Amortization                  49.6        63.9
                                                                      ---------------------------------------------------
                                                                      Operating income             397.0       459.6
                                                                      Other expense, net             3.8         4.3
                                                                      Financing costs              117.6       127.0
                                                                      ---------------------------------------------------
                                                                      Income before income
                                                                         taxes and non-
                                                                         controlling interests     275.6       328.3
                                                                      Income taxes                  79.3       116.1
                                                                      Non-controlling interests      1.5         2.1
                                                                      ---------------------------------------------------
                                                                      Net income                $  194.8    $  210.1
                                                                      ===================================================

(1) Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") is a measure that does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers; EBITDA is defined by the Company as operating revenues less operations expense and restructuring costs. The Company has issued guidance on, and reports, EBITDA because it is a key measure used by management to evaluate performance of its business segments and is utilized in measuring compliance with certain debt covenants.

(2)  Total capital expenditures ("CAPEX").

(3) Substantially all of the Company's share option awards that were granted prior to January 1, 2005, and which were outstanding on January 1, 2007, were amended by adding a net-cash settlement feature; such amendment resulted in an incremental charge to operations of $173.5 and did not result in an immediate cash outflow. In respect of 2007 results provided to the Company's chief operating decision maker, operations expense and EBITDA are being presented both with, and without, the impact of such amendment.


                                    TELUS(R)                                  14

-------------------------------------------------------------------------------
notes to interim consolidated financial statements                  (unaudited)
-------------------------------------------------------------------------------


6    restructuring costs


                                                                                   Three months
Periods ended March 31 (millions)                                            2007            2006
---------------------------------------------------------------------------------------------------------

Restructuring costs
   Workforce
     Voluntary                                                        $        0.5       $        0.3
     Involuntary                                                               4.0               15.8
   Other                                                                       0.2                0.6
---------------------------------------------------------------------------------------------------------
                                                                               4.7               16.7
---------------------------------------------------------------------------------------------------------
Disbursements
   Workforce
     Voluntary                                                                 9.2               15.4
     Involuntary and other                                                    12.1               16.0
   Other                                                                       0.4                0.9
---------------------------------------------------------------------------------------------------------
                                                                              21.7               32.3
---------------------------------------------------------------------------------------------------------
Expenses greater than (less than) disbursements                              (17.0)             (15.6)
Restructuring accounts payable and accrued liabilities
   Balance, beginning of period                                               53.1               57.1
---------------------------------------------------------------------------------------------------------
   Balance, end of period                                             $       36.1       $       41.5
=========================================================================================================

     In the first quarter of 2007, arising from its competitive efficiency program, the Company undertook a number of smaller initiatives, such as operational consolidation, rationalization and integration. These initiatives are aimed to improve the Company's operating productivity and competitiveness. The Company's estimate of restructuring costs in 2007 is not currently expected to exceed $50 million.

7    financing costs


                                                                               Three months
Periods ended March 31 (millions)                                          2007              2006
-----------------------------------------------------------------------------------------------------
Interest on long-term debt                                            $    119.2       $    125.4
Interest on short-term obligations and other                                 0.1              1.6
Foreign exchange                                                             1.9              1.1
-----------------------------------------------------------------------------------------------------
                                                                           121.2            128.1
Interest income
   Interest on tax refunds                                                  (0.2)               --
   Other interest income                                                    (3.4)            (1.1)
-----------------------------------------------------------------------------------------------------
                                                                            (3.6)            (1.1)
-----------------------------------------------------------------------------------------------------
                                                                      $    117.6       $    127.0
=====================================================================================================


                                    TELUS(R)                                  15

-------------------------------------------------------------------------------
notes to interim consolidated financial statements                  (unaudited)
-------------------------------------------------------------------------------


8    income taxes


                                                                                 Three months
Periods ended March 31 (millions)                                          2007               2006
-----------------------------------------------------------------------------------------------------------
Current                                                             $        1.1       $        3.0
Future                                                                      78.2              113.1
-----------------------------------------------------------------------------------------------------------
                                                                    $       79.3       $      116.1
===========================================================================================================

     The Company's income tax expense differs from that calculated by applying statutory rates for the following reasons:


Three-month periods ended March 31 ($ in millions)                              2007                          2006
-------------------------------------------------------------------------------------------------------------------------------
 Basic blended federal and provincial tax at statutory income tax rates  $     92.3        33.5%     $      111.5        34.0%
 Share option award compensation                                               (7.7)                          1.5
 Revaluation of future income tax liability for change in statutory
   income tax rates                                                            (3.7)                           --
 Tax rate differential on, and consequential adjustments from,
   reassessment of prior year tax issues                                         --                          (0.3)
 Other                                                                         (1.6)                          0.5
-------------------------------------------------------------------------------------------------------------------------------
                                                                               79.3        28.8%            113.2        34.5%
Large corporations tax                                                           --                           2.9
-------------------------------------------------------------------------------------------------------------------------------
Income tax expense per Consolidated Statements of Income                 $     79.3        28.8%     $      116.1         35.4%
===============================================================================================================================

     The Company conducts research and development activities, which are eligible to earn Investment Tax Credits. During the three-month period ended March 31, 2007, the Company recorded Investment Tax Credits of $9.5 million (2006 - NIL), $8.1 million of which was recorded as a reduction of capital (2006
- NIL) and the balance of which was recorded as a reduction of Operations expense.

9    per share amounts

Basic net income per Common Share and Non-Voting Share is calculated by dividing Common Share and Non-Voting Share income by the total weighted average Common Shares and Non-Voting Shares outstanding during the period. Diluted income per Common Share and Non-Voting Share is calculated to give effect to share option awards.

     The following table presents the reconciliations of the denominators of the basic and diluted per share computations. Net income equaled diluted Common Share and Non-Voting Share income for all periods presented.


                                                                                       Three months
Periods ended March 31 (millions)                                                  2007            2006
------------------------------------------------------------------------------------------------------------
Basic total weighted average Common Shares and Non-Voting Shares outstanding       337.1           349.3
Effect of dilutive securities
   Exercise of share option awards                                                   3.4             3.6
-------------------------------------------------------------------------------------------------------------
Diluted total weighted average Common Shares and Non-Voting Shares outstanding     340.5           352.9
-------------------------------------------------------------------------------------------------------------

     For the three-month period ended March 31, 2007, certain outstanding share option awards, in the amount of 1.2 million (2006 - 1.1 million) were not included in the computation of diluted income per Common Share and Non-Voting Share because the share option awards' exercise prices were greater than the average market price of the Common Shares and Non-Voting Shares during the reported periods.

                                    TELUS(R)                                  16

-------------------------------------------------------------------------------
notes to interim consolidated financial statements                  (unaudited)
-------------------------------------------------------------------------------


10   share-based compensation

(a)  Details of share-based compensation expense

Reflected in the Consolidated Statements of Income as "Operations expense" and the Consolidated Statements of Cash Flows are the following share-based compensation amounts:


Three-month periods ended March 31                      2007                                        2006
-------------------------------------------------------------------------------  ----------------------------------------------
                                                 Associated     Statement of                      Associated     Statement of
                                   Operations   operating cash   cash flows        Operations     operating       cash flows
(millions)                          expense       outflows       adjustment         expense      cash outflows    adjustment
------------------------------------------------------------------------------   ----------------------------------------------
Share option awards(1)           $   177.3     $   (43.0)      $   134.3         $     4.5       $      --       $    4.5
Restricted stock units                 6.3          (2.0)            4.3               6.2            (2.3)           3.9
Employee share purchase plan          10.6         (10.6)             --               9.7            (9.7)            --
-------------------------------------------------------------------------------------------------------------------------------
                                 $   194.2     $   (55.6)     $   138.6         $    20.4       $   (12.0)      $    8.4
===============================================================================================================================

(1) For the three-month period ended March 31, 2007, the expense arising from share options with the net-cash settlement feature, net of hedging effects, was $173.7 (2006 - NIL).

     For the three-month period ended March 31, 2007, the income tax benefit arising from share-based compensation was $71.5 million (2006 - $5.4 million); as disclosed in Note 8, not all share-based compensation amounts are deductible for income tax purposes.

(b)  Share option awards

The Company applies the fair value based method of accounting for share-based compensation awards granted to employees. Share option awards typically vest over a three-year period (the requisite service period), but may vest over periods of up to five years. The vesting method of share option awards, which is determined on or before the date of grant, may be either cliff or graded; all share option awards granted subsequent to 2004 have been cliff-vesting awards.

     Some share option awards have a net-equity settlement feature. As discussed further in Note 16(f), it is at the Company's option whether the exercise of a share option is settled as a share option or using the net-equity settlement feature. So as to align with the accounting treatment that is afforded to the associated share options, the Company has selected the equity instrument fair value method of accounting for the net-equity settlement feature.

     The weighted average fair value of share option awards granted, and the weighted average assumptions used in the fair value estimation at the time of grant, using the Black-Scholes model (a closed-form option pricing model), are as follows:


                                                                              Three months
Periods ended March 31                                                      2007         2006
----------------------------------------------------------------------------------------------------
Share option award fair value (per share option)                     $    12.39      $   12.35
Risk free interest rate                                                     4.1%           4.0%
Expected lives(1) (years)                                                   4.5            4.6
Expected volatility                                                        26.5%          36.0%
Dividend yield                                                              2.7%           2.6%
------------------------------------------------------------------------------------------------

(1) The maximum contractual term of the share option awards granted in 2007 and 2006 was seven years.


     The risk free interest rate used in determining the fair value of the share option awards is based on a Government of Canada yield curve that is current at the time of grant. The expected lives of the share option awards are based on historical share option award exercise data of the Company. Similarly, expected volatility considers the historical volatility of the Company's Non-Voting Shares. The dividend yield is the annualized dividend current at the date of grant divided by the share option award exercise price. Dividends are not paid on unexercised share option awards and are not subject to vesting.

     Subsequent to December 31, 2006, the Company amended substantially all of its share option awards that were granted prior to January 1, 2005, and which were outstanding on January 1, 2007, by adding a net-cash settlement feature; the optionee has the choice of exercising the net-cash settlement feature. The result of such amendment is that the affected outstanding share option awards largely take on the characteristics of liability instruments rather than equity instruments. For the outstanding share option awards that were amended and which were granted subsequent to 2001, the minimum expense recognized for them will be their grant-date fair values.

     In conjunction with the amendment, the Company entered into a cash-settled equity swap agreement that establishes a cap on the Company's cost associated with the affected outstanding share option awards.


                                    TELUS(R)                                  17

-------------------------------------------------------------------------------
notes to interim consolidated financial statements                  (unaudited)
-------------------------------------------------------------------------------


As at March 31, 2007
($ per affected outstanding
share option award)                    Affected share option awards granted for
------------------------------------------------------------------------ ---------------------------------------
                                           Common Shares          Non-Voting Shares                   Total
                                       --------------------   -------------------------------      -------------
                                                 prior to 2002                after 2001
                                       --------------------------------    -----------------
Weighted average exercise price          $   36.34     $    30.50           $    22.09              $   26.83
Weighted average grant date fair value          --             --                 6.77                   3.49
-----------------------------------------------------------------------------------------------------------------
                                             36.34          30.50                28.86                  30.32
Weighted average incremental share-
  based compensation award expense
  arising from net-cash settlement feature   17.92          24.65                26.29                  24.73
-----------------------------------------------------------------------------------------------------------------
Exercise date fair value capped by
  cash-settled equity swap agreement     $   54.26     $    55.15           $    55.15              $   55.05
=================================================================================================================
Affected share option awards outstanding   636,288      2,092,349            2,892,062              5,620,699
=================================================================================================================


(c)  Restricted stock units

The Company uses restricted stock units as a form of incentive compensation. Each restricted stock unit is equal in value to one Non-Voting Share and the dividends that would have arisen thereon had it been an issued and outstanding Non-Voting Share; the notional dividends are recorded as additional issuances of restricted stock units during the life of the restricted stock unit. The restricted stock units become payable as they vest over their lives. Typically, the restricted stock units vest over a period of 33 months. The vesting method, which is determined on or before the date of grant, may be either cliff or graded.

     The following table presents a summary of the activity related to the Company's restricted stock units.


Period ended March 31, 2007                                                           Three months
-------------------------------------------------------------------------------------------------------------------
                                                                    Number of restricted                Weighted
                                                                        stock units                  average grant
                                                                 ----------------------------          date fair
                                                                  Non-vested        Vested               value
-------------------------------------------------------------------------------------------------------------------

Outstanding, beginning of period
   Non-vested                                                    1,518,613               --          $   40.99
   Vested                                                               --           37,251              38.85
Issued
   Initial allocation                                              501,357               --              56.37
   In lieu of dividends                                             13,016               --              57.66
Vested                                                              (1,834)           1,834              38.58
Settled in cash                                                         --          (35,696)             38.78
Forfeited and cancelled                                            (20,277)              --              39.82
---------------------------------------------------------------------------------------------------------------------
Outstanding, end of period
   Non-vested                                                    2,010,875               --              44.85
   Vested                                                               --            3,389          $   39.48
=====================================================================================================================


     With respect to certain issuances of restricted stock units, the Company entered into cash-settled equity forward agreements that fix the cost to the Company; that information, as well as a schedule of the Company's non-vested restricted stock units outstanding as at March 31, 2007, is set out in the following table.


                                                    Number of        Cost fixed to the      Number of      Total number of
                                                   fixed-cost            Company per       variable-cost      non-vested
                                                restricted stock      restricted stock   restricted stock  restricted stock
                                                      units                 unit               units             units
----------------------------------------------------------------------------------------------------------------------------
Vesting in years ending December 31:
   2007                                             600,000          $      40.91             70,859           670,859
   2008                                             160,000          $      50.91
                                                    440,000          $      50.02
                                               ---------------
                                                    600,000                                  260,709           860,709
                                               ---------------
   2009                                             400,000          $      64.26             79,307           479,307
---------------------------------------------------------------------------------------------------------------------------
                                                  1,600,000                                  410,875         2,010,875
===========================================================================================================================


                                    TELUS(R)                                  18

-------------------------------------------------------------------------------
notes to interim consolidated financial statements                  (unaudited)
-------------------------------------------------------------------------------


(d)  Employee share purchase plan

The Company has an employee share purchase plan under which eligible employees can purchase Common Shares through regular payroll deductions by contributing between 1% and 10% of their pay. The Company contributes 45%, for the employee population up to a certain job classification, for every dollar contributed by an employee, to a maximum of 6% of employee pay; for more highly compensated job classifications, the Company contributes 40%. There are no vesting requirements and the Company records its contributions as a component of operating expenses.


                                                                             Three months
Periods ended March 31 (millions)                                       2007             2006
-----------------------------------------------------------------------------------------------------
Employee contributions                                           $       25.2     $       22.9
Company contributions                                                    10.6              9.7
-----------------------------------------------------------------------------------------------------
                                                                 $       35.8     $       32.6
=====================================================================================================

     Under this plan, the Company has the option of offering shares from Treasury or having the trustee acquire shares in the stock market. For the three-month periods ended March 31, 2007 and 2006, all Common Shares issued to employees under the plan were purchased on the market at normal trading prices.

11   employee future benefits

(a)  Defined benefit plans - cost (recovery)

The Company's net defined benefit plan costs (recoveries) were as follows:


Three-month periods ended March 31                             2007                                         2006
-------------------------------------------------------------------------------------    -----------------------------------------
(millions)                                  Incurred in    Matching    Recognized in     Incurred in    Matching      Recognized
                                              period     adjustments(1)     period          period    adjustments(1)   in period
---------------------------------------------------------------------------------------------------------------------------------
Pension benefit plans
   Current service cost (employer portion)  $   24.9      $     --       $   24.9        $   24.3      $      --        $   24.3
   Interest cost                                81.5            --           81.5            78.9             --            78.9
   Return on plan assets                      (108.7)        (13.6)        (122.3)         (267.1)         155.8          (111.3)
   Past service costs                             --           0.2            0.2              --            0.2             0.2
   Actuarial loss (gain)                         2.7            --            2.7            10.5             --            10.5
   Valuation allowance provided
     against accrued benefit asset                --            --             --              --            6.5             6.5
   Amortization of transitional asset             --         (11.0)         (11.0)             --          (11.2)          (11.2)
---------------------------------------------------------------------------------------------------------------------------------
                                            $    0.4      $  (24.4)      $  (24.0)       $ (153.4)     $   151.3        $   (2.1)
=================================================================================================================================

(1) Accounting adjustments to allocate costs to different periods so as to recognize the long-term nature of employee future benefits.


Three-month periods ended March 31                              2007                                       2006
---------------------------------------------------------------------------------------------------------------------------------
(millions)                                   Incurred in      Matching     Recognized in    Incurred in   Matching     Recognized
                                                period     adjustments(1)      period         period    adjustments(1) in period
------------------------------------------------------------------------------------------------------ --------------------------
Other benefit plans
   Current service cost (employer portion)  $     --       $      --        $     --       $    0.9      $      --      $    0.9
   Interest cost                                 0.6              --             0.6            0.5             --           0.5
   Return on plan assets                        (0.3)             --            (0.3)          (0.6)            --          (0.6)
   Actuarial loss (gain)                        (0.7)             --            (0.7)          (0.5)            --          (0.5)
   Amortization of transitional obligation        --             0.2             0.2             --            0.2           0.2
---------------------------------------------------------- --------------- ------------------------------------------------------
                                            $   (0.4)      $     0.2        $   (0.2)      $    0.3      $     0.2      $    0.5
=================================================================================================================================

(1) Accounting adjustments to allocate costs to different periods so as to recognize the long-term nature of employee future benefits.


(b)  Defined contribution plans

The Company's total defined contribution pension plan costs recognized were as follows:


                                                                                  Three months
Periods ended March 31 (millions)                                             2007           2006
------------------------------------------------------------------------------------------------------
Union pension plan and public service pension plan contributions       $        8.8     $    8.7
Other defined contribution pension plans                                        7.9          4.9
------------------------------------------------------------------------------------------------------
                                                                       $       16.7     $   13.6
======================================================================================================


                                    TELUS(R)                                  19

-------------------------------------------------------------------------------
notes to interim consolidated financial statements                  (unaudited)
-------------------------------------------------------------------------------


12   accounts receivable

On July 26, 2002, TELUS Communications Inc., a wholly-owned subsidiary of TELUS, entered into an agreement, which was amended September 30, 2002, March 1, 2006, and November 30, 2006, with an arm's-length securitization trust under which TELUS Communications Inc. is able to sell an interest in certain of its trade receivables up to a maximum of $650 million. As a result of selling the interest in certain of the trade receivables on a fully-serviced basis, a servicing liability is recognized on the date of sale and is, in turn, amortized to earnings over the expected life of the trade receivables. This "revolving-period" securitization agreement had an initial term ending July 18, 2007; the November 30, 2006, amendment resulted in the term being extended to July 18, 2008. TELUS Communications Inc. is required to maintain at least a BBB
(low) credit rating by Dominion Bond Rating Service or the securitization trust may require the sale program to be wound down prior to the end of the initial term; at March 31, 2007, the rating was A (low).


As at (millions)                                                     March 31, 2007    December 31, 2006
-----------------------------------------------------------------------------------------------------------
Total managed portfolio                                             $    1,111.9        $    1,216.1
Securitized receivables                                                   (170.2)             (567.3)
Retained interest in receivables sold                                       17.6                58.4
-----------------------------------------------------------------------------------------------------------
Receivables held                                                    $      959.3        $      707.2
===========================================================================================================

     For the three-month period ended March 31, 2007, the Company recognized composite losses of $3.2 million (2006 - $3.1 million) on the sale of receivables arising from the securitization.

     Cash flows from the securitization are as follows:


                                                                                       Three months
Periods ended March 31 (millions)                                                  2007              2006
---------------------------------------------------------------------------------------------------------------
Cumulative proceeds from securitization, beginning of period                $      500.0      $      500.0
Proceeds from new securitizations                                                     --              75.0
Securitization reduction payments                                                 (350.0)           (175.0)
---------------------------------------------------------------------------------------------------------------
Cumulative proceeds from securitization, end of period                      $      150.0      $      400.0
===============================================================================================================
Proceeds from collections reinvested in revolving-period securitizations    $    1,102.2      $      890.0
===============================================================================================================
Proceeds from collections pertaining to retained interest                   $      129.6      $      126.7
===============================================================================================================


                                    TELUS(R)                                  20

-------------------------------------------------------------------------------
notes to interim consolidated financial statements                  (unaudited)
-------------------------------------------------------------------------------

13   capital assets

(a)  Capital assets, net


As at (millions)                                      March 31, 2007                              December 31, 2006
-------------------------------------------------------------------------------------------------------------------------
                                                        Accumulated                             Accumulated
                                                        depreciation                           depreciation
                                                            and        Net book                    and        Net book
                                              Cost      amortization    value         Cost    amortization    value
-------------------------------------------------------------------------------------------------------------------------
Property, plant, equipment and other
   Telecommunications assets               $18,260.3    $12,975.9      $ 5,284.4   $18,061.8    $12,755.3      $ 5,306.5
   Assets leased to customers                  711.2        566.6          144.6       693.3        550.9          142.4
   Buildings and leasehold improvements      1,863.8      1,032.7          831.1     1,852.5      1,002.7          849.8
   Office equipment and furniture            1,136.1        869.1          267.0     1,110.6        840.8          269.8
   Assets under capital lease                   18.6         10.4            8.2        18.5          9.4            9.1
   Other                                       339.0        262.6           76.4       340.6        259.6           81.0
   Land                                         48.9           --           48.9        48.9            --           48.9
   Assets under construction                   494.7           --          494.7       725.4            --          725.4
   Materials and supplies                       40.4           --           40.4        33.6            --           33.6
------------------------------------------------------------------------------------------------------------------------------
                                            22,913.0     15,717.3        7,195.7    22,885.2     15,418.7        7,466.5
------------------------------------------------------------------------------------------------------------------------------
Intangible assets subject to
  amortization
   Subscriber base                             362.9        144.0          218.9       362.9        138.3          224.6
   Software                                  1,617.2      1,071.5          545.7     1,306.0      1,043.4          262.6
   Access to rights-of-way and other           130.2         62.7           67.5       122.3         60.3           62.0
------------------------------------------------------------------------------------------------------------------------------
                                             2,110.3      1,278.2          832.1     1,791.2      1,242.0          549.2
------------------------------------------------------------------------------------------------------------------------------
Intangible assets with indefinite
  lives
   Spectrum licences(1)                      3,985.0      1,018.5        2,966.5     3,984.9      1,018.5        2,966.4
------------------------------------------------------------------------------------------------------------------------------
                                           $29,008.3    $18,014.0      $10,994.3   $28,661.3    $17,679.2      $10,982.1
==============================================================================================================================

(1)  Accumulated amortization of spectrum licences is amortization recorded prior to 2002.


The following table presents items included in capital expenditures. Additions of intangible assets subject to amortization include amounts reclassified from assets under construction.


                                                                                   Three months
Periods ended March 31 (millions)                                              2007             2006
---------------------------------------------------------------------------------------------------------
Additions of intangible assets
   - Subject to amortization                                            $      342.1     $       17.6
   - With indefinite lives                                                       0.1              1.2
---------------------------------------------------------------------------------------------------------
                                                                        $      342.2     $       18.8
=========================================================================================================

The following table presents items included in capital expenditures.


                                                                                   Three months
Periods ended March 31 (millions)                                             2007              2006
---------------------------------------------------------------------------------------------------------
Capitalized internal labour costs                                      $       79.5      $       68.8
---------------------------------------------------------------------------------------------------------


(b)  Intangible assets subject to amortization

Estimated aggregate amortization expense for intangible assets subject to amortization, calculated upon such assets held as at March 31, 2007, for each of the next five fiscal years is as follows:

Years ending December 31 (millions)
-------------------------------------------------------------------------------
2007 (balance of year)                                              $    193.1
2008                                                                     177.3
2009                                                                     120.9
2010                                                                      61.8
2011                                                                      49.2
-------------------------------------------------------------------------------


                                    TELUS(R)                                  21

-------------------------------------------------------------------------------
notes to interim consolidated financial statements                  (unaudited)
-------------------------------------------------------------------------------


14   goodwill


Period ended March 31, 2007 (millions)                                           Three months
-------------------------------------------------------------------------------------------------
Balance, beginning of period                                                 $    3,169.5
Foreign exchange on goodwill of self-sustaining foreign operations                    0.1
-------------------------------------------------------------------------------------------------
Balance, end of period                                                       $    3,169.6
=================================================================================================


15   long-term debt

(a)  Details of long-term debt


As at ($ in millions)                                                           March 31,         December 31,
Series                          Rate of interest              Maturity            2007               2006
-------------------------------------------------------------------------------------------------------------------
                                                                                            (adjusted - Note 2(b))
TELUS Corporation Notes
             U.S. (2)                7.50%(1)              June 2007           $    1,346.1          $    1,357.9
             U.S. (3)                8.00%(1)              June 2011                2,203.4               2,227.1
              CB                     5.00%(1)              June 2013                  297.9                 298.0
              CC                     4.50%(1)              March 2012                 298.9                    --
              CD                     4.95%(1)              March 2017                 686.4                    --
-------------------------------------------------------------------------------------------------------------------
                                                                                    4,832.7               3,883.0
-------------------------------------------------------------------------------------------------------------------
TELUS Corporation Credit Facility      --%                 May 2012                      --                 120.0
-------------------------------------------------------------------------------------------------------------------
TELUS Communications Inc. Debentures
             1                      12.00%(1)              May 2010                    49.7                  49.8
             2                      11.90%(1)              November 2015              124.0                 124.5
             3                      10.65%(1)              June 2021                  173.3                 174.0
             5                       9.65%(1)              April 2022                 244.4                 246.1
             B                       8.80%(1)              September 2025             197.4                 198.1
------------------------------------------------------------------------------------------------------------------
                                                                                      788.8                 792.5
------------------------------------------------------------------------------------------------------------------
TELUS Communications Inc. First Mortgage Bonds
             U                      11.50%(1)              July 2010                   29.9                  30.0
------------------------------------------------------------------------------------------------------------------
TELUS Communications Inc. Medium Term Notes
             1                       7.10%(1)              February 2007                 --                  70.0
------------------------------------------------------------------------------------------------------------------
Capital leases issued at varying rates of interest from 4.1% to 16.69% and
  maturing on various dates up to 2013                                                  8.5                   9.2
------------------------------------------------------------------------------------------------------------------
Other                                                                                   4.2                   3.5
------------------------------------ -----------------------------------------------------------------------------
Long-Term Debt                                                                      5,664.1               4,908.2
Less: Current maturities                                                            1,351.6               1,433.5
------------------------------------------------------------------------------------------------------------------
Long-Term Debt - non-current                                                   $    4,312.5          $    3,474.7
==================================================================================================================

(1)   Interest is payable semi-annually.
(2)   Principal face value of notes is U.S.$1,166.5 million (December 31, 2006 - U.S.$1,166.5 million).
(3)   Principal face value of notes is U.S.$1,925.0 million (December 31, 2006 - U.S.$1,925.0 million).

(b)  TELUS Corporation notes

The notes are senior, unsecured and unsubordinated obligations of the Company and rank equally in right of payment with all existing and future unsecured, unsubordinated obligations of the Company, are senior in right of payment to all existing and future subordinated indebtedness of the Company, and are effectively subordinated to all existing and future obligations of, or guaranteed by, the Company's subsidiaries.

     The indentures governing the notes contain certain covenants which, among other things, place limitations on the ability of TELUS and certain of its subsidiaries to: grant security in respect of indebtedness, enter into sale and lease-back transactions and incur new indebtedness.

     2007 and 2011 (U.S. Dollar) Notes: In May 2001, the Company publicly issued U.S.$1.3 billion 2007 Notes at a price of U.S.$995.06 per U.S.$1,000.00 of principal and U.S.$2.0 billion 2011 Notes at a price of U.S.$994.78 per U.S.$1,000.00 of principal. The notes are redeemable at the option of the Company, in whole at any time, or in part from time to time, on not fewer than 30 nor more than 60 days' prior notice, at a redemption price equal to the greater of (i) the present value of


                                    TELUS(R)                                  22

-------------------------------------------------------------------------------
notes to interim consolidated financial statements                  (unaudited)
-------------------------------------------------------------------------------



the notes discounted at the Adjusted Treasury Rate plus 25 basis points in the case of the 2007 Notes and 30 basis points in the case of the 2011 Notes, or
(ii) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

     2007 and 2011 Cross Currency Interest Rate Swap Agreements: With respect to the 2007 and 2011 (U.S. Dollar) Notes, U.S.$3.1 billion (December 31, 2006 - U.S.$3.1 billion) in aggregate, the Company entered into cross currency interest rate swap agreements which effectively convert the principal repayments and interest obligations to Canadian dollar obligations with effective fixed interest rates and fixed economic exchange rates.

     The cross currency interest rate swap agreements contain an optional early termination provision which states that either party could elect to terminate these swap agreements on May 30, 2006, if (i) the highest of the long-term unsecured unsubordinated debt ratings of the Company falls below BBB as determined by Standard & Poor's Rating Services or Baa2 as determined by Moody's Investors Service or (ii) in the case of these two ratings having a difference of two or more rating increments, the lower of the two ratings is below BBB- or Baa3 or (iii) the rating for the Company's counterparties fall below A or A2.

     In contemplation of the planned refinancing of the 2007 (U.S. Dollar) Notes, in May 2006 the Company replaced approximately 63% of the notional value of the existing cross currency interest rate swap agreements with a like amount of new cross currency interest rate swap agreements which have a lower effective fixed interest rate and a lower effective fixed exchange rate. This replacement happened concurrent with the issuance of the 2013 (Canadian Dollar) Notes (see below); the two transactions had the composite effect of deferring, from June 2007 to June 2013, the payment of $300 million, representing a portion of the amount that would have been due either under the cross currency interest rate swap agreements or to the 2007 (U.S. Dollar) Note holders (to whom the amounts would ultimately have been paid would depend upon changes in interest and foreign exchange rates over the period to maturity of the underlying debt).

     To terminate the previous cross currency interest rate swap agreements, the Company made a payment of $354.6 million, including $14.0 million in respect of hedging of then-current period interest payments, to the counterparties. The remaining $340.6 million portion of the payment made to the counterparties of the previous cross currency interest rate swap agreements exceeded the associated amount of the derivative liability, such excess being $25.8 million and which will be deferred and amortized over the remainder of the life of the 2007 (U.S. Dollar) Notes.

     The weighted average effective fixed interest rates and effective fixed exchange rates arising from the cross currency interest rate swap agreements are summarized in the following table:


As at                                                    March 31, 2007                  December 31, 2006
-----------------------------------------------------------------------------------------------------------------------
                                                               Effective fixed                       Effective fixed
                                             Effective fixed    exchange rate    Effective fixed     exchange rate
                                             interest rate     ($: U.S.$1.00)     interest rate      ($: U.S.$1.00)
----------------------------------------------------------------------------------------------------------------------
2007 (U.S. Dollar) Notes                           7.046%     $     1.2716                7.046%     $     1.2716
2011 (U.S. Dollar) Notes                           8.493%     $     1.5327                8.493%     $     1.5327
----------------------------------------------------------------------------------------------------------------------

     The counterparties of the swap agreements are highly rated financial institutions and the Company does not anticipate any non-performance. TELUS has not required collateral or other security from the counterparties due to its assessment of their creditworthiness.

     The Company translates items such as the U.S. Dollar notes into equivalent Canadian dollars at the rate of exchange in effect at the balance sheet date. The swap agreements at March 31, 2007, comprised a net derivative liability of $1,087.1 million, as set out in Note 4 (December 31, 2006 - $835.7 million). The asset value of the swap agreements increases (decreases) when the balance sheet date exchange rate increases (decreases) the Canadian dollar equivalent of the U.S. Dollar notes.

     2013 (Canadian Dollar) Notes: In May 2006, the Company publicly issued $300 million 5.00%, Series CB, Notes at a price of $998.80 per $1,000.00 of principal. The notes are redeemable at the option of the Company, in whole at any time, or in part from time to time, on not fewer than 30 and not more than 60 days' prior notice, at a redemption price equal to the greater of (i) the present value of the notes discounted at the Government of Canada yield plus 16 basis points, or (ii) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

     2012 (Canadian Dollar) Notes: In March 2007, the Company publicly issued $300 million 4.50%, Series CC, Notes at a price of $999.91 per $1,000.00 of principal. The notes are redeemable at the option of the Company, in whole at any time, or in part from time to time, on not fewer than 30 and not more than 60 days' prior notice, at a redemption price equal to the greater of (i) the present value of the notes discounted at the Government of Canada yield plus 15 basis points, or (ii) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

                                    TELUS(R)                                  23

-------------------------------------------------------------------------------
notes to interim consolidated financial statements                  (unaudited)
-------------------------------------------------------------------------------


     2017 (Canadian Dollar) Notes: In March 2007, the Company publicly issued $700 million 4.95%, Series CD, Notes at a price of $999.53 per $1,000.00 of principal. The notes are redeemable at the option of the Company, in whole at any time, or in part from time to time, on not fewer than 30 and not more than 60 days' prior notice, at a redemption price equal to the greater of (i) the present value of the notes discounted at the Government of Canada yield plus 24 basis points, or (ii) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

(c)  TELUS Corporation credit facility

On March 2, 2007, TELUS Corporation entered into a new $2.0 billion bank credit facility with a syndicate of financial institutions. The new credit facility consists of a $2.0 billion (or U.S. Dollar equivalent) revolving credit facility expiring on May 1, 2012, to be used for general corporate purposes including the backstop of commercial paper. This new facility replaced the Company's pre-existing committed credit facilities prior to the availability termination dates of such facilities.

     TELUS Corporation's credit facility is unsecured and bears interest at prime rate, U.S. Dollar Base Rate, a bankers' acceptance rate or London interbank offered rate ("LIBOR") (all such terms as used or defined in the credit facility), plus applicable margins. The credit facility contains customary representations, warranties and covenants including two financial quarter end financial ratio tests. The financial ratio tests are that the Company may not permit its net debt to operating cash flow ratio to exceed 4.0:1 and may not permit its operating cash flow to interest expense ratio to be less than 2.0:1, each as defined under the credit facility.

     Continued access to TELUS Corporation's credit facility is not contingent on the maintenance by TELUS Corporation of a specific credit rating.


As at (millions)                               March 31, 2007                                  December 31, 2006
----------------------------------------------------------------------------------   --------------------------------------------
                                                              Outstanding,                              Outstanding,
                                                                undrawn                                   undrawn
                                       Gross                  letters of     Net      Gross               letters       Net
                                     available     Drawn        credit    available  available   Drawn   of credit    available
---------------------------------------------------------------------------------------------------------------------------------
Revolving credit facility expiring
   May 1, 2012                        $2,000.0    $      --     $  100.1   $1,899.9   $      --  $     --  $    --    $     --
   May 7, 2008                              --           --           --         --       800.0     120.0    100.1       579.9
   May 4, 2010                              --           --           --         --       800.0        --      --        800.0
---------------------------------------------------------------------------------------------------------------------------------
                                      $2,000.0    $      --     $  100.1   $1,899.9   $ 1,600.0  $  120.0  $ 100.1    $ 1,379.9
=================================================================================================================================

(d)  Long-term debt maturities

Anticipated requirements to meet long-term debt repayments, including related hedge amounts and calculated upon such long-term debts owing as at March 31, 2007, during each of the five years ending December 31 are as follows:


                                                                        Derivative
                                                                        liability,
(millions)                                           Principal(1)          net             Total
------------------------------------------------------------------------------------------------------
2007 (balance of year)                            $    1,348.3       $      139.6      $    1,487.9
2008                                                       4.8                 --               4.8
2009                                                       1.5                 --               1.5
2010                                                      81.7                 --              81.7
2011                                                   2,003.1              947.5           2,950.6
------------------------------------------------------------------------------------------------------

(1) Where applicable, principal repayments reflect foreign exchange rates at March 31, 2007.



                                    TELUS(R)                                  24

-------------------------------------------------------------------------------
notes to interim consolidated financial statements                  (unaudited)
-------------------------------------------------------------------------------


16   shareholders' equity

(a)  Details of shareholders' equity


As at ($ in millions)                                                      March 31, 2007        December 31, 2006
----------------------------------------------------------------------------------------------------------------------
                                                                                               (restated - Note 2(b))


Preferred equity
     Authorized                         Amount
       First Preferred Shares       1,000,000,000
       Second Preferred Shares      1,000,000,000
Common equity
   Share capital
     Shares
       Authorized                       Amount
         Common Shares              1,000,000,000
         Non-Voting Shares          1,000,000,000
       Issued
         Common Shares (b)                                                 $    2,239.5              $    2,264.4
         Non-Voting Shares (b)                                                  3,388.5                   3,420.8
---------------------------------------------------------------------------------------------------------------------
                                                                                5,628.0                   5,685.2
---------------------------------------------------------------------------------------------------------------------
   Options (c)                                                                       --                       0.8
---------------------------------------------------------------------------------------------------------------------
   Retained earnings and accumulated other
    comprehensive income
     Retained earnings                                                          1,009.8                   1,080.1
     Accumulated other comprehensive income (d)                                  (147.4)                     (1.5)
---------------------------------------------------------------------------------------------------------------------
     Total                                                                        862.4                   1,078.6
---------------------------------------------------------------------------------------------------------------------
   Contributed surplus (e)                                                        140.0                     163.5
---------------------------------------------------------------------------------------------------------------------
Total Shareholders' Equity                                                 $    6,630.4              $    6,928.1
=====================================================================================================================


(b)  Changes in Common Shares and Non-Voting Shares

Period ended March 31, 2007 ($ in millions)                                              Three months
----------------------------------------------------------------------------------------------------------------------
                                                                           Number of shares          Share capital
----------------------------------------------------------------------------------------------------------------------
Common Shares
   Beginning of period                                                     178,667,834              $    2,264.4
   Common Shares issued pursuant to exercise of share options (f)                3,180                       0.1
   Purchase of shares for cancellation pursuant to normal
     course issuer bid (g)                                                  (1,975,000)                    (25.0)
----------------------------------------------------------------------------------------------------------------------
   End of period                                                           176,696,014              $    2,239.5
======================================================================================================================
Non-Voting Shares
   Beginning of period                                                     159,240,734              $    3,420.8
   Non-Voting Shares issued pursuant to exercise of share options (f)           12,517                       0.4
   Non-Voting Shares issued pursuant to use of share option award
     net-equity settlement feature (f)                                           8,209                       0.1
   Purchase of shares for cancellation pursuant to normal
     course issuer bid (g)                                                  (1,530,000)                    (32.8)
----------------------------------------------------------------------------------------------------------------------
   End of period                                                           157,731,460              $    3,388.5
======================================================================================================================

     Amounts credited to the Common Share capital account upon exercise of share options are cash received. Amounts credited to the Non-Voting Share capital account are comprised as follows:

Period ended March 31, 2007 (millions)                                                                   Three months
-----------------------------------------------------------------------------------------------------------------------
Non-Voting Shares issued pursuant to exercise of share options
  Cash received from exercise of share options                                                            $     0.3
  Share option award expense reclassified from contributed surplus upon exercise of share options (e)           0.1
-----------------------------------------------------------------------------------------------------------------------
                                                                                                          $     0.4
=======================================================================================================================


(c)  Options

Upon its acquisition of Clearnet Communications Inc. in 2000, the Company was required to record the intrinsic value of Clearnet Communications Inc. options outstanding at that time. As these options are exercised, the corresponding intrinsic


                                    TELUS(R)                                  25

-------------------------------------------------------------------------------
notes to interim consolidated financial statements                  (unaudited)
-------------------------------------------------------------------------------



values are reclassified to share capital. As these options are forfeited, or as they expire, the corresponding intrinsic value is reclassified to contributed surplus. Proceeds arising from the exercise of these options are credited to share capital.

(d)  Accumulated other comprehensive income


                                      Other comprehensive income (loss)       Accumulated other comprehensive income (loss)
                                     ------------------------------------ ----------------------------------------------------
                                                                                     Opening balance
                                                                          -----------------------------------
Three-month period ended             Amount     Income                    Beginning     Transitional      As          End of
March 31, 2007 (millions)            arising     taxes     Net            of period    adjustments(1)  adjusted       period
-----------------------------------------------------------------------------------------------------------------------------


Change in unrealized fair
   value of derivatives designated
   as cash flow hedges
Gains (losses) on derivatives
   designated as cash flow hedges   $   (4.8)  $   (1.1)  $  (3.7)
Gains and losses on derivatives
   designated as cash flow
   hedges in prior periods
   transferred to net income
   in the current period                47.1       15.5      31.6
--------------------------------------------------------------------------------------------------------------------------------
                                        42.3       14.4      27.9          $      --      $  (177.9)   $  (177.9)     $ (150.0)
--------------------------------------------------------------------------------------------------------------------------------
Cumulative foreign currency
   translation adjustment                2.4         --       2.4               (1.5)            --         (1.5)          0.9
--------------------------------------------------------------------------------------------------------------------------------
Change in unrealized fair
   value of available-for-sale
   financial assets                       --         --        --                 --            1.7          1.7           1.7
--------------------------------------------------------------------------------------------------------------------------------
                                    $   44.7   $   14.4   $  30.3          $    (1.5)     $  (176.2)   $  (177.7)     $ (147.4)
================================================================================================================================

(1) The transitional adjustments arise primarily from the 2007 and 2011 cross currency interest rate swap agreements (Notes 2(b), 15(b)) and are net of income taxes on the cash flow hedges of $81.7.


(e)  Contributed surplus

Period ended March 31, 2007 (millions)                                                                   Three months
------------------------------------------------------------------------------------------------------------------------
Balance, beginning of period                                                                            $      163.5
Share option award expense
  - Recognized in period(1) (Note 10(a))                                                                         3.6
  - Reclassified to Non-Voting Share capital account
     - Upon exercise of share options                                                                           (0.1)
     - Upon use of share option award net-equity settlement feature                                             (0.1)
  - Reclassified to current liabilities upon addition of net-cash settlement feature (Note 10(b))              (26.9)
------------------------------------------------------------------------------------------------------------------------
Balance, end of period                                                                                  $      140.0
========================================================================================================================

(1) This amount represents the expense for share option awards accounted for as equity instruments; the difference between this amount and the amount disclosed in Note 10(a) is the expense for share option awards accounted for as liability instruments.


(f)  Share option plans

The Company has a number of share option plans under which officers and other employees may receive options to purchase Non-Voting Shares at a price equal to the fair market value at the time of grant; prior to 2001, options were also similarly awarded in respect of Common Shares. Prior to 2002, directors were also awarded options to purchase Non-Voting Shares and Common Shares at a price equal to the fair market value at the time of grant. Option awards currently granted under the plans may be exercised over specific periods not to exceed seven years from the time of grant; prior to 2003, share option awards were granted with exercise periods not to exceed ten years.

     The following table presents a summary of the activity related to the Company's share option plans for the three-month period ended March 31.


Period ended March 31, 2007                                                       Three months
------------------------------------------------------------------------------------------------------------
                                                                      Number of share    Weighted average
                                                                          options       share option price
--------------------------------------------------------------------------------------- --------------------
Outstanding, beginning of period                                      10,569,462        $   31.46
Granted                                                                1,218,208            56.61
Exercised(1)                                                          (1,525,400)           26.84
Forfeited                                                                (57,357)           32.66
-----------------------------------------------------------------------------------------------------------
Outstanding, end of period                                            10,204,913        $   35.15
===========================================================================================================

(1) The total intrinsic value of share option awards exercised for the three-month period ended March 31, 2007, was $44.5 million.


                                    TELUS(R)                                  26

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notes to interim consolidated financial statements                  (unaudited)
-------------------------------------------------------------------------------

     In 2006, certain outstanding grants of share option awards, which were made after 2001, had a net-equity settlement feature applied to them. This event did not result in the optionees receiving incremental value and therefore modification accounting was not required for it. The optionee does not have the choice of exercising the net-equity settlement feature. It is at the Company's discretion whether an exercise of the share option award is settled as a share option or using the net-equity settlement feature. Subsequent to December 31, 2006, certain outstanding grants of share option awards had a net-cash settlement feature applied to them, as further discussed in Note 10(b); the optionee has the choice of exercising the net-cash settlement feature.

     The following table reconciles the number of share options exercised and the associated number of Common Shares and Non-Voting Shares issued.


Period ended March 31, 2007                                                                         Three months
---------------------------------------------------------------------------------------------------------------------------------
                                                                                      Common        Non-Voting
                                                                                      Shares         Shares           Total
---------------------------------------------------------------------------------------------------------------------------------
Shares issued pursuant to exercise of share options                                     3,180           12,517         15,697
Impact of optionee choosing to settle share option award exercises
   using net-cash settlement feature                                                  210,986        1,287,125      1,498,111
Shares issued pursuant to use of share option award net-equity settlement feature      N/A(1)            8,209          8,209
Impact of Company choosing to settle share option award exercises using
   net-equity settlement feature                                                       N/A(1)            3,383          3,383
---------------------------------------------------------------------------------------------------------------------------------
Shares issuable pursuant to exercise of share option awards                           214,166        1,311,234      1,525,400
=================================================================================================================================

(1) Share option awards for Common Shares do not have a net-equity settlement feature.


     The following is a life and exercise price stratification of the Company's share options outstanding as at March 31, 2007.


Options outstanding(1)                                                                                      Options exercisable
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                                       Weighted
                                                                                                            Number of   average
Range of option prices                                                                            Total     shares       price
-----------------------------------------------------------------------------------------------------------
     Low                     $    5.95   $    9.14   $   14.63  $   21.99  $   34.88   $   54.45  $    5.95
     High                    $    8.43   $   13.56   $   19.92  $   32.83  $   47.22   $   57.37  $   57.37
   Year of expiry and
    number of shares
-----------------------------------------------------------------------------------------------------------
     2007                        2,959       2,454          --          --        --           --      5,413      5,413 $   7.87
     2008                        3,272          --          --     32,347     71,600           --    107,219    107,219 $  40.65
     2009                           --       3,644     460,205    119,253    117,392           --    700,494    700,494 $  21.77
     2010                           --          --     102,616  1,058,932    294,866           --  1,456,414  1,456,414 $  26.37
     2011                           --          --       5,366  1,866,264  1,201,763           --  3,073,393  2,924,343 $  28.76
     2012                        5,899       6,167     190,700     75,000  1,770,648           --  2,048,414    277,766 $  17.98
     2013                           --          --          --         --  1,528,651      66,707  1,595,358          -- $     --
     2014                           --          --          --         --         --   1,218,208  1,218,208          -- $     --
------------------------------------------------------------------------------------------------------------------------
                                12,130      12,265     758,887  3,151,796  4,984,920   1,284,915  10,204,913 5,471,649
========================================================================================================================
Weighted average remaining
   contractual life                3.1         3.6         3.5        4.0        4.9         6.9        4.7
     (years)
   Weighted average price    $    7.37   $   10.54   $   16.04  $   24.59  $   39.35   $   56.54  $   35.15
   Aggregate intrinsic
     value(2) (millions)     $     0.6   $     0.6   $    31.6  $   104.3  $    91.7   $     1.3  $   230.1
Options exercisable
---------------------------------------------------------------------------------------------------------------
   Number of shares             12,130      12,265     758,887  3,002,746  1,685,621           --  5,471,649
  Weighted average
     remaining contractual
     life (years)                  3.1         3.6         3.5        3.9        3.5           --        3.8
   Weighted average price    $    7.37   $   10.54   $   16.04  $   24.59  $   36.14   $       --  $   26.89
   Aggregate intrinsic
     value(2) (millions)     $     0.6   $     0.6   $    31.6  $    99.4  $    36.7   $       --  $   168.9


(1) As at March 31, 2007, 9,831,500 share options, with a weighted average remaining contractual life of 3.9 years, a weighted average price of $34.65 and an aggregate intrinsic value of $226.6 million, are vested or were expected to vest.

(2) The aggregate intrinsic value is calculated upon March 31, 2007, per share prices of $58.90 for Common Shares and $57.62 for Non-Voting Shares.

     As at March 31, 2007, 0.6 million Common Shares and 17.2 million Non-Voting Shares were reserved for issuance, from Treasury, under the share option plans.


                                    TELUS(R)                                  27

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notes to interim consolidated financial statements                  (unaudited)
-------------------------------------------------------------------------------


(g)  Purchase of shares for cancellation pursuant to normal course issuer bid

The Company purchased, for cancellation, through the facilities of the Toronto Stock Exchange, Common Shares and Non-Voting Shares pursuant to successive normal course issuer bids; the Company's most current normal course issuer bid runs for a twelve-month period ending December 19, 2007, for up to 12.0 million Common Shares and 12.0 million Non-Voting Shares. The excess of the purchase price over the average stated value of shares purchased for cancellation was charged to retained earnings. The Company ceases to consider shares outstanding on the date of the Company's purchase of its shares although the actual cancellation of the shares by the transfer agent and registrar occurs on a timely basis on a date shortly thereafter. As at March 31, 2007, 200,000 Common Shares and 430,000 Non-Voting Shares had been purchased and not yet cancelled.


Three-month period ended March 31, 2007 ($ in millions)
--------------------------------------------------------------------------------------------------------------------
                                                                                       Purchase price
                                                                   -------------------------------------------------
                                                   Number of                    Charged to         Charged to
                                                    shares          Paid        share capital    retained earnings
--------------------------------------------------------------------------------------------------------------------

Common Shares purchased for cancellation
   Prior to beginning of period                            --    $     --      $        --        $         --
   During period                                    1,975,000       114.1             25.0                89.1
--------------------------------------------------------------------------------------------------------------------
   Cumulative total                                 1,975,000    $  114.1      $      25.0        $       89.1
====================================================================================================================
Non-Voting Shares purchased for cancellation
   Prior to beginning of period                       186,723    $    9.8      $       4.0        $        5.8
   During period                                    1,530,000        86.6             32.8                53.8
--------------------------------------------------------------------------------------------------------------------
   Cumulative total                                 1,716,723    $   96.4      $      36.8        $       59.6
====================================================================================================================
Common Shares and Non-Voting Shares purchased
  for cancellation
   Prior to beginning of period                       186,723    $    9.8      $       4.0        $        5.8
   During period                                    3,505,000       200.7             57.8                142.9
--------------------------------------------------------------------------------------------------------------------
   Cumulative total                                 3,691,723    $  210.5      $      61.8        $      148.7
====================================================================================================================

(h)  Dividend Reinvestment and Share Purchase Plan

The Company has a Dividend Reinvestment and Share Purchase Plan under which eligible shareholders may acquire Non-Voting Shares through the reinvestment of dividends and additional optional cash payments. Excluding Non-Voting Shares purchased by way of additional optional cash payments, the Company, at its discretion, may offer the Non-Voting Shares at up to a 5% discount from the market price. During the three-month period ended March 31, 2007, the Company did not offer Non-Voting Shares at a discount. Shares purchased through optional cash payments are subject to a minimum investment of $100 per transaction and a maximum investment of $20,000 per calendar year.

     Under this Plan, the Company has the option of offering shares from Treasury or having the trustee acquire shares in the stock market. Prior to July 1, 2001, when the acquisition of shares from Treasury commenced, all Non-Voting Shares were acquired in the market at normal trading prices; acquisition in the market at normal trading prices recommenced on January 1, 2005.

     In respect of Common Share and Non-Voting Share dividends declared during the three-month period ended March 31, 2007, $3.2 million (2006 - $2.2 million) was to be reinvested in Non-Voting Shares.

17   commitments and contingent liabilities

(a) Canadian Radio-television and Telecommunications Commission Decisions 2002-34, 2002-43 and 2006-9 deferral accounts

On May 30, 2002, and on July 31, 2002, the CRTC issued Decisions 2002-34 and 2002-43, respectively, and introduced the concept of a deferral account. The Company must make significant estimates and assumptions in respect of the deferral accounts given the complexity and interpretation required of Decisions 2002-34 and 2002-43. Accordingly, the Company estimates, and records, an aggregate liability of $148.9 million as at March 31, 2007 (December 31, 2006 - $164.8 million), to the extent that activities it has undertaken, other qualifying events and realized rate reductions for Competitor Services do not extinguish it; management is required to make estimates and assumptions in respect of the offsetting nature of these items. If the CRTC, upon its periodic review of the Company's deferral account, disagrees with management's estimates and assumptions, the CRTC may adjust the deferral account balance and such adjustment may be material. Ultimately, this process results in the CRTC determining if, and when, the deferral account liability is settled.


                                    TELUS(R)                                  28

-------------------------------------------------------------------------------
notes to interim consolidated financial statements                  (unaudited)
-------------------------------------------------------------------------------


     On March 24, 2004, the CRTC issued Telecom Public Notice CRTC 2004-1 "Review and disposition of the deferral accounts for the second price cap period", which initiated a public proceeding inviting proposals on the disposition of the amounts accumulated in the incumbent local exchange carriers' deferral accounts during the first two years of the second price cap period.

     On February 16, 2006, the CRTC issued Decision CRTC 2006-9, "Disposition of funds in the deferral account". In its decision the CRTC determined that the majority of the accumulated liability within the respective incumbent local exchange carrier's deferral account was to be made available for initiatives to expand broadband services within their incumbent local exchange carrier operating territories to rural and remote communities where service is currently not available. In addition, a minimum of five per cent of the accumulated deferral account balance must be used for initiatives that enhance accessibility to telecommunications services for individuals with disabilities. To the extent that the deferral account balance exceeds the approved initiatives, the remaining balance will be distributed in the form of a one-time rebate to local residential service customers in non-high cost serving areas. Finally, the CRTC indicated that subsequent to May 31, 2006, no additional amounts are to be added to the deferral account and, instead, are to be dealt with via prospective rate reductions.

     In September 2006, the Federal Court of Appeal granted the Consumers Association of Canada, the National Anti-Poverty Organization and also Bell Canada leave to appeal CRTC Telecom Decision 2006-9. The consumer groups have filed their appeal asking the Court to direct rebates to local telephone subscribers, rather than have the accumulated deferral account funds used for purposes determined by the CRTC, as noted above. Bell Canada has also filed its appeal of Decision 2006-9 on the grounds that the CRTC exceeded its jurisdiction to the extent it approves rebates from the deferral account. These two appeals have been consolidated and are expected to be heard by the Federal Court of Appeal in the fourth quarter of 2007 with a judgement expected to be issued by the Federal Court of Appeal in the second quarter of 2008.

     In the event that Bell Canada is successful in its appeal, the Company may realize additional revenue equal to the amount of the deferral account that would otherwise have been rebated by the CRTC. Should the consumer groups be successful in their appeals, the Company may be required to remit a one-time refund of an amount up to, but not exceeding, the aggregate liability of approximately $149 million in individually small amounts to its entire local residential subscriber base. As the deferral account balance was fully provided for in previous financial statements, the potential refund will not impact the Company's subsequent income from operations. In addition, subject to the potential outcome of this leave to appeal, the Company may need to re-address its intent to extend broadband services to uneconomic remote and rural communities. The Company supports Decision 2006-9 and its designated uses of the deferral account in order to extend high-speed broadband internet service to rural and remote communities and improve telecommunications services for people with disabilities.

     Due to the Company's use of the liability method of accounting for the deferral account, the CRTC Decision 2005-6, as it relates to the Company's provision of Competitor Digital Network services, is not expected to affect the Company's consolidated revenues. Specifically, to the extent that the CRTC Decision 2005-6 requires the Company to provide discounts on Competitor Digital Network services, through May 31, 2006, the Company drew down the deferral account by an offsetting amount; subsequent to May 31, 2006, the income statement effects did not change and the Company no longer needed to account for these amounts through the deferral account. For the three-month period ended March 31, 2007, the Company drew down the deferral account by $15.9 million (2006 - $12.9 million) in respect of discounts on Competitor Digital Network services and other qualifying expenditures.

     On November 30, 2006, the CRTC issued Telecom Public Notice CRTC 2006-15, "Review of proposals to dispose of the funds accumulated in the deferral accounts", which initiated a public proceeding to consider the proposals submitted by the incumbent local exchange carriers to dispose of the funds accumulated in their respective deferral accounts. The Company expects the CRTC to render its decision in this matter in the latter part of 2007.

(b)  Guarantees

Guarantees: Canadian generally accepted accounting principles require the disclosure of certain types of guarantees and their maximum, undiscounted amounts. The maximum potential payments represent a "worst-case scenario" and do not necessarily reflect results expected by the Company. Guarantees requiring disclosure are those obligations that require payments contingent on specified types of future events. In the normal course of its operations, the Company enters into obligations that GAAP may consider to be guarantees. As defined by Canadian GAAP, guarantees subject to these disclosure guidelines do not include guarantees that relate to the future performance of the Company. As at March 31, 2007, the Company's maximum undiscounted guarantee amounts, without regard for the likelihood of having to make such payment, were not material.

     Indemnification obligations: In the normal course of operations, the Company may provide indemnification in conjunction with certain transactions. The term of these indemnification obligations range in duration and often are not explicitly defined. Where appropriate, an indemnification obligation is recorded as a liability. In many cases, there is no maximum limit on these indemnification obligations and the overall maximum amount of the obligations under such indemnification obligations cannot

                                    TELUS(R)                                  29

-------------------------------------------------------------------------------
notes to interim consolidated financial statements                  (unaudited)
-------------------------------------------------------------------------------


be reasonably estimated. Other than obligations recorded as liabilities at the time of the transaction, historically the Company has not made significant payments under these indemnifications.

     In connection with its 2001 disposition of TELUS' directory business, the Company agreed to bear a proportionate share of the new owner's increased directory publication costs if the increased costs were to arise from a change in the applicable CRTC regulatory requirements. The Company's proportionate share would have been 80% through May 2006, declining to 40% in the next five-year period and then to 15% in the final five years. As well, should the CRTC take any action which would result in the owner being prevented from carrying on the directory business as specified in the agreement, TELUS would indemnify the owner in respect of any losses that the owner incurred.

     As at March 31, 2007, the Company has no liability recorded in respect of indemnification obligations.

(c)  Claims and lawsuits

General: A number of claims and lawsuits seeking damages and other relief are pending against the Company. It is impossible at this time for the Company to predict with any certainty the outcome of such litigation. However, management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would be material in relation to the Company's consolidated financial position, excepting the items enumerated following.

     TELUS Corporation Pension Plan and TELUS Edmonton Pension Plan: Two statements of claim were filed in the Alberta Court of Queen's Bench on December 31, 2001, and January 2, 2002, respectively, by plaintiffs alleging to be either members or business agents of the Telecommunications Workers Union. In one action, the three plaintiffs alleged to be suing on behalf of all current or future beneficiaries of the TELUS Corporation Pension Plan and in the other action, the two plaintiffs alleged to be suing on behalf of all current or future beneficiaries of the TELUS Edmonton Pension Plan. The statement of claim in the TELUS Corporation Pension Plan related action named the Company, certain of its affiliates and certain present and former trustees of the TELUS Corporation Pension Plan as defendants, and claims damages in the sum of $445 million. The statement of claim in the TELUS Edmonton Pension Plan related action named the Company, certain of its affiliates and certain individuals who are alleged to be trustees of the TELUS Edmonton Pension Plan and claims damages in the sum of $15.5 million. On February 19, 2002, the Company filed statements of defence to both actions and also filed notices of motion for certain relief, including an order striking out the actions as representative or class actions. On May 17, 2002, the statements of claim were amended by the plaintiffs and include allegations, inter alia, that benefits provided under the TELUS Corporation Pension Plan and the TELUS Edmonton Pension Plan are less advantageous than the benefits provided under the respective former pension plans, contrary to applicable legislation, that insufficient contributions were made to the plans and contribution holidays were taken and that the defendants wrongfully used the diverted funds, and that administration fees and expenses were improperly deducted. The Company filed statements of defence to the amended statements of claim on June 3, 2002. The Company believes that it has good defences to the actions. As a term of the settlement reached between TELUS Communications Inc. and the Telecommunications Workers Union that resulted in a collective agreement effective November 20, 2005, the Telecommunications Workers Union has agreed to not provide any direct or indirect financial or other assistance to the plaintiffs in these actions, and to communicate to the plaintiffs the Telecommunications Workers Union's desire and recommendation that these proceedings be dismissed or discontinued. The Company has been advised by the Telecommunications Workers Union that the plaintiffs have not agreed to dismiss or discontinue these actions. Should the lawsuits continue because of the actions of the court, the plaintiffs or for any other reason, and their ultimate resolution differ from management's assessment and assumptions, a material adjustment to the Company's financial position and the results of its operations could result.

     Uncertified class action: A class action was brought August 9, 2004, under the Class Actions Act (Saskatchewan), against a number of past and present wireless service providers including the Company. The claim alleges that each of the carriers is in breach of contract and has violated competition, trade practices and consumer protection legislation across Canada in connection with the collection of system access fees, and seeks to recover direct and punitive damages in an unspecified amount. Similar proceedings have also been filed by, or on behalf of, plaintiffs' counsel in other provincial jurisdictions. On July 18, 2006, the Saskatchewan court declined to certify the action as a class action, but granted the plaintiffs leave to renew their application in order to further address certain statutory requirements respecting class actions. The Company believes that it has good defences to the action. Should the ultimate resolution of this action differ from management's assessments and assumptions, a material adjustment to the Company's financial position and the results of its operations could result.

                                    TELUS(R)                                  30

-------------------------------------------------------------------------------
notes to interim consolidated financial statements                  (unaudited)
-------------------------------------------------------------------------------

18   additional financial information

(a)  Income statement


                                                                                   Three months
Periods ended March 31 (millions)                                             2007              2006
-----------------------------------------------------------------------------------------------------------
Operations expense(1):
   Cost of sales and service                                           $      723.6      $      660.4
   Selling, general and administrative                                        713.0             540.7
-----------------------------------------------------------------------------------------------------------
                                                                       $    1,436.6      $    1,201.1
===========================================================================================================
Advertising expense                                                    $       65.4      $       54.0
===========================================================================================================


(1) Cost of sales and service includes cost of goods sold and costs to operate and maintain access to and usage of the Company's telecommunications infrastructure. Selling, general and administrative costs include sales and marketing costs (including commissions), customer care, bad debt expense, real estate costs and corporate overhead costs such as information technology, finance (including billing services, credit and collection), legal, human resources and external affairs.
         Employee salaries, benefits and related costs are included in one of the two components of operations expense to the extent that the costs are related to the component functions.


(b)  Balance sheet


As at (millions)                                                   March 31, 2007   December 31, 2006
--------------------------------------------------------------------------------------------------------
Accounts receivable
   Customer accounts receivable                                     $      825.0     $      545.6
   Accrued receivables - customer                                          108.7             83.2
   Allowance for doubtful accounts                                         (66.1)           (54.8)
--------------------------------------------------------------------------------------------------------
                                                                           867.6            574.0
   Accrued receivables - other                                              84.8            125.4
   Other                                                                     6.9              7.8
--------------------------------------------------------------------------------------------------------
                                                                    $      959.3     $      707.2
========================================================================================================
Prepaid expense and other
   Prepaid expenses                                                 $      149.7     $      109.9
   Deferred customer activation and connection costs                        68.3             69.5
   Other                                                                    37.8             15.9
--------------------------------------------------------------------------------------------------------
                                                                    $      255.8     $      195.3
========================================================================================================
Deferred charges (adjusted - Note 2(b))
   Recognized transitional pension assets and pension plan
     contributions in excess of charges to income                   $      885.8     $      826.2
   Deferred customer activation and connection costs                       115.5            115.4
   Other                                                                    20.7             15.0
--------------------------------------------------------------------------------------------------------
                                                                    $    1,022.0     $      956.6
========================================================================================================
Accounts payable and accrued liabilities
   Accrued liabilities                                              $      471.2     $      449.7
   Payroll and other employee-related liabilities                          331.9            383.8
   Accrual for net-cash settlement feature for share
     option awards (Note 10(b))                                             179.3              --
   Asset retirement obligations                                              4.1              4.1
--------------------------------------------------------------------------------------------------------
                                                                           986.5            837.6
   Trade accounts payable                                                  391.6            427.3
   Interest payable                                                        151.2             47.7
   Other                                                                    55.8             51.0
--------------------------------------------------------------------------------------------------------
                                                                    $    1,585.1     $    1,363.6
========================================================================================================
Advance billings and customer deposits
   Advance billings                                                 $      370.7     $      351.6
   Regulatory deferral accounts (Note 17(a))                               148.9            164.8
   Deferred customer activation and connection fees                         68.3             69.5
   Customer deposits                                                        21.8             20.4
--------------------------------------------------------------------------------------------------------
                                                                    $      609.7     $      606.3
========================================================================================================



                                    TELUS(R)                                  31

-------------------------------------------------------------------------------
notes to interim consolidated financial statements                  (unaudited)
-------------------------------------------------------------------------------



As at (millions)                                                   March 31, 2007   December 31, 2006
--------------------------------------------------------------------------------------------------------

Other long-term liabilities
   Derivative liabilities (Note 4)                                  $      947.5     $      710.3
   Pension and other post-retirement liabilities                           200.4            198.7
   Other                                                                   132.8            128.2
--------------------------------------------------------------------------------------------------------
                                                                         1,280.7          1,037.2
   Deferred customer activation and connection fees                        115.5            115.4
   Deferred gain on sale-leaseback of buildings                             69.1             71.6
   Asset retirement obligations                                             33.1             33.1
--------------------------------------------------------------------------------------------------------
                                                                    $    1,498.4     $    1,257.3
========================================================================================================



(c)  Supplementary cash flow information


                                                                                   Three months
Periods ended March 31 (millions)                                          2007                     2006
---------------------------------------------------------------------------------------------------------------
Net change in non-cash working capital
   Accounts receivable                                              $     (252.1)             $          --
   Inventories                                                              37.0                     (12.2)
   Prepaid expenses and other                                              (70.8)                    (88.5)
   Accounts payable and accrued liabilities                                 40.3                     (45.1)
   Income and other taxes receivable and payable, net                        7.9                     112.4
   Advance billings and customer deposits                                    3.4                       3.6
---------------------------------------------------------------------------------------------------------------
                                                                    $     (234.3)             $      (29.8)
===============================================================================================================


19 differences between Canadian and United States generally accepted accounting principles

The consolidated financial statements have been prepared in accordance with Canadian GAAP. The principles adopted in these financial statements conform in all material respects to those generally accepted in the United States except as summarized below. Significant differences between Canadian GAAP and U.S. GAAP would have the following effect on reported net income of the Company:


                                                                                                Three months
Periods ended March 31 (millions except per share amounts)                                 2007              2006
----------------------------------------------------------------------------------------------------------------------
Net income in accordance with Canadian GAAP                                         $      194.8      $      210.1
Adjustments:
   Operating expenses
     Operations (b)                                                                         22.4              (4.2)
     Amortization of intangible assets (c)                                                 (12.5)            (13.1)
   Accounting for derivatives (e)                                                             --               1.8
Taxes on the above adjustments and tax rate changes (f)                                      5.6               5.3
---------------------------------------------------------------------------------------------------------------------
Net income in accordance with U.S. GAAP                                                    210.3             199.9
Other comprehensive income (loss), net of taxes (g)
   In accordance with Canadian GAAP                                                         30.3               0.7
  Change in pension related other comprehensive income accounts                              6.0              (1.4)
   Change in unrealized fair value of derivatives designated as cash flow hedges              --             (23.1)
----------------------------------------------------------------------------------------------------------------------
   In accordance with U.S. GAAP                                                             36.3             (23.8)
----------------------------------------------------------------------------------------------------------------------
Comprehensive income in accordance with U.S. GAAP                                   $      246.6      $      176.1
======================================================================================================================
Net income in accordance with U.S. GAAP per Common Share and Non-Voting Share
   - Basic                                                                          $       0.62      $       0.57
   - Diluted                                                                        $       0.62      $       0.57



                                    TELUS(R)                                  32

-------------------------------------------------------------------------------
notes to interim consolidated financial statements                  (unaudited)
-------------------------------------------------------------------------------



     The following is an analysis of retained earnings (deficit) reflecting the application of U.S. GAAP:



Three-month periods ended March 31 (millions)                                                2007              2006
---------------------------------------------------------------------------------------------------------------------------
Schedule of retained earnings (deficit) under U.S. GAAP
   Balance at beginning of period                                                     $     (419.5)     $     (785.5)
   Net income in accordance with U.S. GAAP                                                   210.3             199.9
--------------------------------------------------------------------------------------------------------------------------
                                                                                            (209.2)           (585.6)
   Common Share and Non-Voting Share dividends paid, or payable, in cash                    (125.9)            (95.9)
   Purchase of Common Shares and Non-Voting Shares in excess of stated capital              (111.8)            (95.3)
   Adjustment to purchase of share option awards not in excess of their fair value               --               2.1
---------------------------------------------------------------------------------------------------------------------------
   Balance at end of period                                                           $     (446.9)     $     (774.7)
===========================================================================================================================

     The following is an analysis of major balance sheet categories reflecting the application of U.S. GAAP:


As at (millions)                                                    March 31, 2007     December 31, 2006
----------------------------------------------------------------------------------------------------------
                                                                                    (adjusted - Note 2(c))
Current Assets                                                    $    2,176.0         $    1,344.9
Capital Assets
   Property, plant, equipment and other                                7,195.7              7,466.5
   Intangible assets subject to amortization                           2,426.6              2,156.2
   Intangible assets with indefinite lives                             2,966.5              2,966.4
Goodwill                                                               3,572.1              3,572.0
Other Assets                                                             768.9                675.7
----------------------------------------------------------------------------------------------------------
                                                                  $   19,105.8         $   18,181.7
==========================================================================================================
Current Liabilities                                               $    4,002.9         $    3,895.9
Long-Term Debt                                                         4,345.5              3,493.7
Other Long-Term Liabilities                                            1,552.8              1,550.0
Deferred Income Taxes                                                  1,309.7              1,206.0
Non-Controlling Interest                                                  25.1                 23.6
Shareholders' Equity                                                   7,869.8              8,012.5
----------------------------------------------------------------------------------------------------------
                                                                  $   19,105.8         $   18,181.7
==========================================================================================================


     The following is a reconciliation of shareholders' equity incorporating the differences between Canadian and U.S. GAAP:


                                                                       Shareholders' Equity
                                                 -------------------------------------------------------------------------
                                                                        Retained   Accumulated other
                                                 Common   Non-Voting    earnings    comprehensive   Contributed
As at March 31, 2007 (millions)                  Shares     Shares      (deficit)   income (loss)    surplus    Total
--------------------------------------------------------------------------------------------------------------------------
Under Canadian GAAP                              $2,239.5   $3,388.5   $1,009.8     $ (147.4)       $  140.0   $6,630.4
Adjustments:
  Merger of BC TELECOM and TELUS (a), (c), (d)    1,750.5      982.6   (1,349.4)          --              --    1,383.7
  Share-based compensation (b)                       10.5       62.4     (103.5)          --            30.6         --
  Acquisition of Clearnet Communications Inc.
    Goodwill (d)                                       --      131.4       (7.9)          --              --      123.5
    Convertible debentures                             --       (2.9)       4.1           --            (1.2)        --
  Accumulated other comprehensive income
   (loss) (g)                                          --         --         --       (267.8)             --     (267.8)
-------------------------------------------------------------------------------------------------------------------------
Under U.S. GAAP                                  $4,000.5   $4,562.0   $ (446.9)    $ (415.2)       $  169.4   $7,869.8
=========================================================================================================================


                                    TELUS(R)                                  33

-------------------------------------------------------------------------------
notes to interim consolidated financial statements                  (unaudited)
-------------------------------------------------------------------------------



                                                              Shareholders' Equity (as adjusted - Note 2(b))
                                                 ------------------------------------------------------------------------------
                                                                                   Retained  Accumulated other
                                                   Common   Non-Voting             earnings    comprehensive  Contributed
As at December 31, 2006 (millions)                 Shares     Shares     Options  (deficit)   income (loss)    surplus    Total
--------------------------------------------------------------------------------------------------------------------------------
Under Canadian GAAP                              $2,264.4    $3,420.8    $   0.8   $1,080.1    $   (1.5)    $  163.5   $ 6,928.1
Adjustments:
  Merger of BC TELECOM and TELUS (a), (c), (d)    1,770.1       993.0          --  (1,368.3)          --          --     1,394.8
  Share-based compensation (b)                       10.6        63.3          --    (131.2)          --        57.3          --
  Acquisition of Clearnet Communications Inc.
    Goodwill (d)                                       --       131.4          --      (7.9)          --          --       123.5
    Convertible debentures                             --        (2.9)         --       4.1           --        (1.2)         --
  Accounting for derivatives (f)                       --          --          --       3.7           --          --         3.7
  Accumulated other comprehensive
    income (loss) (g)                                  --          --          --        --      (437.6)          --      (437.6)
---------------------------------------------------------------------------------------------------------------------------------
Under U.S. GAAP                                  $4,045.1    $4,605.6    $   0.8   $ (419.5)   $ (439.1)    $  219.6    $8,012.5
=================================================================================================================================


(a)  Merger of BC TELECOM and TELUS

The business combination between BC TELECOM and TELUS Corporation (renamed TELUS Holdings Inc., which was wound up June 1, 2001) was accounted for using the pooling of interests method under Canadian GAAP. Under Canadian GAAP, the application of the pooling of interests method of accounting for the merger of BC TELECOM and TELUS Holdings Inc. resulted in a restatement of prior periods as if the two companies had always been combined. Under U.S. GAAP, the merger is accounted for using the purchase method. Use of the purchase method results in TELUS (TELUS Holdings Inc.) being acquired by BC TELECOM for $4,662.4 million (including merger related costs of $51.9 million) effective January 31, 1999.

(b)  Operating expenses - Operations

Future employee benefits: Under U.S. GAAP, TELUS' future employee benefit assets and obligations have been recorded at their fair values on acquisition. Accounting for future employee benefits under Canadian GAAP changed to become more consistent with U.S. GAAP effective January 1, 2000. Canadian GAAP provides that the transitional balances can be accounted for prospectively. Therefore, to conform to U.S. GAAP, the amortization of the transitional amount needs to be removed from the future employee benefit expense.

     Effective as of the end of the first year ending after December 15, 2006, U.S. GAAP requires the full recognition of obligations associated with its employee future benefit plans as prescribed by Financial Accounting Standards Board Statement of Financial Accounting Standard No. 158, "Employers' Accounting for Defined Benefit Pension and other Postretirement Plans". Applying this standard, the funded status of the Company's plans is shown gross on the consolidated balance sheets and the difference between the net funded plan states and the net accrued benefit asset or liability is included as a component of accumulated other comprehensive income.

     Share-based compensation: Effective January 1, 2004, Canadian GAAP required the adoption of the fair value method of accounting for share-based compensation for awards made after 2001. The Canadian GAAP disclosures for share-based compensation awards are set out in Note 10.

     Effective January 1, 2006, U.S. GAAP required the adoption of the fair value method of accounting for share-based compensation for awards made after 1994. Prior to the adoption of the fair value method of accounting, the intrinsic value based method was used to account for share option awards granted to employees.

     On a prospective basis, commencing January 1, 2006, this will result in there no longer being a difference between Canadian GAAP and U.S. GAAP share-based compensation expense recognized in the results of operations arising from current share-based compensation awards accounted for as equity instruments. As share option awards granted subsequent to 1994 and prior to 2002 are captured by U.S. GAAP, but are not captured by Canadian GAAP, differences in shareholders' equity accounts arising from these awards will continue.

     Subsequent to December 31, 2006, the Company amended substantially all of its share option awards that were granted prior to January 1, 2005, and which were outstanding on January 1, 2007, by adding a net-cash settlement feature; the optionee has the choice of exercising the net-cash settlement feature. The result of such amendment is that the affected outstanding share option awards largely take on the characteristics of liability instruments rather than equity instruments; the minimum expense recognized for the affected share option awards will be their grant-date fair values. Under U.S. GAAP, the grant-date fair value of affected outstanding share option awards granted subsequent to 1994 affect the transitional amount whereas Canadian GAAP only considers grant-date fair values for affected outstanding share option awards granted subsequent to 2001; this resulted in the U.S. GAAP expense being less than the Canadian GAAP expense by $26.6 million for the three months ended March 31, 2007.


                                    TELUS(R)                                  34

-------------------------------------------------------------------------------
notes to interim consolidated financial statements                  (unaudited)
-------------------------------------------------------------------------------


(c)  Operating expenses - Amortization of intangible assets

As TELUS' intangible assets on acquisition have been recorded at their fair value (see (a)), amortization of such assets, other than for those with indefinite lives, needs to be included under U.S. GAAP; consistent with prior years, amortization is calculated using the straight-line method.

     The incremental amounts recorded as intangible assets arising from the TELUS acquisition above are as follows:

                                                                   Accumulated
                                                        Cost       Amortization                    Net Book Value
--------------------------------------------------------------------------------------------------------------------------------
As at (millions)                                                                            March 31, 2007    December 31, 2006
--------------------------------------------------------------------------------------------------------------------------------
Intangible assets subject to amortization
   Subscribers - wireline                        $    1,950.0      $      355.5           $    1,594.5      $    1,607.0
   Subscribers - wireless                               250.0             250.0                      --                 --
--------------------------------------------------------------------------------------------------------------------------------
                                                      2,200.0             605.5                1,594.5           1,607.0
--------------------------------------------------------------------------------------------------------------------------------
Intangible assets with indefinite lives
   Spectrum licences(1)                               1,833.3           1,833.3                      --                 --
--------------------------------------------------------------------------------------------------------------------------------
                                                 $    4,033.3      $    2,438.8           $    1,594.5      $    1,607.0
================================================================================================================================

(1) Accumulated amortization of spectrum licences is amortization recorded prior to 2002 and the transitional impairment amount.


     Estimated aggregate amortization expense for intangible assets subject to amortization, calculated upon such assets held as at March 31, 2007, for each of the next five fiscal years is as follows:

Years ending December 31 (millions)
------------------------------------------------------------------------------
2007 (balance of year)                                            $      230.6
2008                                                                     227.4
2009                                                                     171.0
2010                                                                     111.9
2011                                                                      99.3
------------------------------------------------------------------------------

(d)  Goodwill

Merger of BC TELECOM and TELUS: Under the purchase method of accounting, TELUS' assets and liabilities at acquisition (see (a)) have been recorded at their fair values with the excess purchase price being allocated to goodwill in the amount of $403.1 million. Commencing January 1, 2002, rather than being systematically amortized, the carrying value of goodwill is periodically tested for impairment.

     Additional goodwill on Clearnet purchase: Under U.S. GAAP, shares issued by the acquirer to effect an acquisition are measured at the date the acquisition was announced; however, under Canadian GAAP, at the time the transaction took place, shares issued to effect an acquisition were measured at the transaction date. This results in the purchase price under U.S. GAAP being $131.4 million higher than under Canadian GAAP. The resulting difference is assigned to goodwill. Commencing January 1, 2002, rather than being systematically amortized, the carrying value of goodwill is periodically tested for impairment.

(e)  Accounting for derivatives

Under U.S. GAAP, all derivatives need to be recognized as either assets or liabilities and measured at fair value. Prior to January 1, 2007, this was different from the Canadian GAAP treatment for financial instruments as applied by the Company; see Note 2(b).

(f)  Income taxes


                                                                              Three months
Periods ended March 31 (millions)                                          2007             2006
------------------------------------------------------------------------------------------------------
 Current                                                            $        1.1    $        3.0
 Deferred                                                                   72.6           107.8
------------------------------------------------------------------------------------------------------
                                                                            73.7           110.8
 Investment Tax Credits                                                     (9.5)             --
------------------------------------------------------------------------------------------------------
                                                                    $       64.2    $      110.8
======================================================================================================

                                    TELUS(R)                                  35

-------------------------------------------------------------------------------
notes to interim consolidated financial statements                  (unaudited)
-------------------------------------------------------------------------------


     The Company's income tax expense (recovery), for U.S. GAAP purposes, differs from that calculated by applying statutory rates for the following reasons:


Three-month periods ended March 31 ($ in millions)                                 2007                        2006
------------------------------------------------------------------------------------------------------------------------------
 Basic blended federal and provincial tax at statutory income tax rates  $     92.4        33.5%    $     106.2        34.0%
 Share option award compensation                                              (16.6)                        1.5
 Revaluation of deferred income tax liability for change in statutory
   income tax rates                                                            (3.7)                         --
 Tax rate differential on, and consequential adjustments from,
   reassessment of prior year tax issues                                         --                        (0.3)
 Investment Tax Credits, net of tax                                            (6.4)                         --
 Other                                                                         (1.5)                        0.5
------------------------------------------------------------------------------------------------------------------------------
                                                                               64.2        25.7%          107.9        34.5%
Large corporations tax                                                           --                         2.9
------------------------------------------------------------------------------------------------------------------------------
 U.S. GAAP income tax expense (recovery)                                 $     64.2        25.7%    $     110.8        35.4%
==============================================================================================================================


     The operations of the Company are complex, and related tax interpretations, regulations and legislation are continually changing. As a result, there are usually some tax matters in question.

     Effective January 1, 2007 the Company adopted the method of accounting for uncertain income tax positions prescribed by Financial Accounting Standards Board Financial Interpretation No. 48, "Accounting for Uncertainty in Income Taxes". This Interpretation is intended to standardize accounting practice for the recognition, derecognition and measurement of tax benefits to enable consistency and comparability for the reporting of income tax assets and liabilities. No consequential adjustments were required in the financial statements as a result of that adoption.

     As at January 1, 2007, the Company had unrecognized tax benefits totaling $277.1 million, of which $240.5 million would, if recognized, have impacted the effective tax rate.

     During the three-month period ended March 31, 2007, the Company recognized Canadian Investment Tax Credits arising from the Company's conduct of its scientific research and experimental development activities of $9.5 million ($6.4 million after applicable income tax effect). Investment Tax Credits of $23.9 million ($17.4 million after applicable income tax effect) have been abandoned and will no longer be pursued.

     As at March 31, 2007, the Company had unrecognized tax benefits aggregating $253.3 million, of which $216.7 million would, if fully recognized, impact the effective tax rate.

     In the application of both Canadian GAAP and U.S. GAAP, the Company accrues for interest charges on current tax liabilities that have not been funded, which would include interest and penalties arising from uncertain tax positions. The Company includes such charges as a component of financing costs. As at January 1, 2007, and March 31, 2007, the Company has recorded accrued interest of $7.6 million in respect of differences between the time tax-related exposures have been funded compared to the time the tax-related exposures may have come into existence. There was no interest nor were there penalties relating to current tax liabilities charged by the Company against its income during the three-month period ended March 31, 2007.

     As at January 1, 2007, it was reasonably possible that the Company's unrecognized tax benefits (before tax) would significantly decrease, in an estimated range of between $30 million and $35 million, in the following twelve months for the resolution of certain Canadian Investment Tax Credits arising from the Company's conduct of its scientific research and experimental development activities.

     As at January 1, 2007, and March 31, 2007, it is reasonably possible that the Company's unrecognized tax benefits will significantly increase and decrease in the next twelve months for the following items:

o It is expected that Notices of Reassessment will be issued by various government authorities over the next twelve months that are expected to effectively settle a number of uncertain tax positions and result in both adjustments to the effective tax rate and the abandonment of any remaining unrecognized tax benefits. Certain presently unrecognized tax benefits pertaining to a number of items involving uncertainty as to the exact taxation period tax deductions may be claimed among periods of changing statutory tax rates are expected to be resolved within an estimated range of $35 million to $45 million. It is also expected that unrecognized benefits estimated to range between $40 million and $50 million, that relate to issues pertaining to the eligibility of certain capital and operating costs will be concluded.

o It is expected that the statute of limitations for challenge by governmental authorities will lapse for certain taxation years for which tax returns have previously been filed. Such unrecognized tax benefits are reasonably estimated at $4 million.

                                    TELUS(R)                                  36

-------------------------------------------------------------------------------
notes to interim consolidated financial statements                  (unaudited)
-------------------------------------------------------------------------------


o As at March 31, 2007, tax returns pertaining to 2006 have not yet been completed. It is expected that in the process of completing such returns, additional uncertain tax issues will be identified resulting in additional unrecognized tax benefits. The amount and nature of such uncertain issues are not presently determinable.

     As at January 1, 2007, and March 31, 2007, taxation years that remain subject to examination by major jurisdictions are as follows:


                                                                       Restricted to
                                                                          Appeals            Other
-----------------------------------------------------------------------------------------------------------
 Canada                                                                 1999 - 2000        2001 - 2006
 United States                                                              N/A            2003 - 2006
-----------------------------------------------------------------------------------------------------------


(g)  Additional disclosures required under U.S. GAAP - Comprehensive income

U.S. GAAP requires that a statement of comprehensive income be displayed with the same prominence as other financial statements. Comprehensive income, which incorporates net income, includes all changes in equity during a period except those resulting from investments by and distributions to owners. There is no requirement to disclose comprehensive income under Canadian GAAP prior to fiscal periods beginning on or after January 1, 2007.


Three-month periods ended March 31 (millions)             2007                                             2006
--------------------------------------------------------------------------------------------------------------------------------
                                      Canadian       Pension                                 Pension   Unrealized
                                        GAAP          and                                     and     fair value of   US GAAP
                                        other         other   US GAAP other  Canadian GAAP   other    derivative       other
                                     comprehensive   benefit  comprehensive  comprehensive   benefit   cash flow   comprehensive
                                       income(1)      plans       income         income       plans      hedges       income
--------------------------------------------------------------------------------------------------------------------------------

Amount arising                       $   44.7      $    8.7     $   53.4     $    0.7      $   (2.2)    $  (35.0)     $  (36.5)
Income tax expense (recovery)            14.4           2.7         17.1           --          (0.8)       (11.9)        (12.7)
--------------------------------------------------------------------------------------------------------------------------------
Net                                      30.3           6.0         36.3          0.7          (1.4)       (23.1)        (23.8)
Accumulated other comprehensive
   income (loss), beginning
   of period                           (177.7)       (273.8)      (451.5)        (7.3)       (167.7)      (200.6)       (375.6)
--------------------------------------------------------------------------------------------------------------------------------
Accumulated other comprehensive
   income (loss), end of period      $ (147.4)     $ (267.8)    $ (415.2)    $   (6.6)     $ (169.1)    $ (223.7)     $ (399.4)
================================================================================================================================

(1) As the Canadian GAAP other comprehensive income amounts at March 31, 2007, reflect total-to-date amounts for the unrealized fair value of derivative cash flow hedges, the opening balance for U.S. GAAP is no longer required to determine the total-to-date accumulated other comprehensive income amount for U.S. GAAP purposes.


(h)  Recently issued accounting standards not yet implemented

Single definition of "fair value". Under U.S. GAAP, effective for its 2008 fiscal year, the Company is expected to be required to comply with a unified approach to fair value measurement of assets and liabilities, as prescribed by Financial Accounting Standards Board Statement of Financial Accounting Standards No. 157, "Fair Value Measurements". The Company is assessing the provisions of this statement.

     Other: As would affect the Company, there are no other U.S. accounting standards currently issued and not yet implemented that would differ from Canadian accounting standards currently issued and not yet implemented.


                                    TELUS(R)                                  37

TELUS Corporation - Management's discussion and analysis - 2007 Q1



FORWARD-LOOKING STATEMENTS
================================================================================
This report and Management's discussion and analysis contain statements about expected future events and financial and operating results of TELUS Corporation (TELUS or the Company) that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, assumptions (see below) and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from financial and operating targets, expectations, estimates or intentions expressed in the forward-looking statements.

Assumptions for 2007 guidance purposes include: economic growth consistent with recent provincial and national estimates by the Conference Board of Canada, including 2007 real GDP (gross domestic product) growth of approximately 2.8% in Canada; increased wireline competition in both business and consumer markets, particularly from cable-TV and voice over Internet Protocol (VoIP) companies; forbearance for local retail wireline services in major urban incumbent markets by the second half of 2007; no further price cap mandated consumer price reductions; a wireless industry market penetration gain of 4.5 to five percentage points; restructuring expenses not to exceed $50 million; statutory tax rate of 33 to 34%; a discount rate of 5.0% and an expected long-term average return of 7.25% for pension accounting, unchanged from 2006; average shares outstanding of 330 to 335 million; and no prospective significant acquisitions or divestitures. Earnings per share (EPS), cash balances, net debt and common equity may be affected by the potential purchases of up to 24 million TELUS shares over a 12-month period under the normal course issuer bid that commenced December 20, 2006.

Factors that could cause actual results to differ materially include but are not limited to: competition; economic growth and fluctuations (including pension performance, funding and expenses); capital expenditure levels (including possible spectrum asset purchases); financing and debt requirements (including share repurchases, debt redemptions and potential issuance of commercial paper); tax matters (including acceleration or deferral of required payments of significant amounts of cash taxes); human resource developments (including possible labour disruptions); technology (including reliance on systems and information technology); regulatory developments (including possible local price cap reductions, local forbearance, wireless number portability, the timing, rules, process and cost of future spectrum auctions, and possible changes to foreign ownership restrictions); process risks (including internal reorganizations, conversion of legacy systems and billing system integrations); health, safety and environmental developments; litigation and legal matters; business continuity events (including manmade and natural threats); and other risk factors discussed herein and listed from time to time in TELUS' public disclosure documents including its annual report, annual information form, and other filings with securities commissions in Canada (at www.sedar.com) and filings in the United States including Form 40-F (on EDGAR at www.sec.gov).

For further information, see Section 10: Risks and risk management of TELUS' 2006 Management's discussion and analysis, as well as updates reported in
Section 10 of this document.
================================================================================

MANAGEMENT'S DISCUSSION AND ANALYSIS

May 1, 2007

The following is a discussion of the consolidated financial condition and results of operations of TELUS Corporation for the three-month periods ended March 31, 2007 and 2006, and should be read together with TELUS' Consolidated financial statements. This discussion contains forward-looking information that is qualified by reference to, and should be read together with, the discussion regarding forward-looking statements above.

TELUS' Consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), which differ in certain respects from U.S. GAAP. See Note 19 to the interim Consolidated financial statements for a summary of the principal differences between Canadian and U.S. GAAP as they relate to TELUS. The Consolidated financial statements and Management's discussion and analysis were reviewed by TELUS' Audit Committee and approved by TELUS' Board of Directors. All amounts are in Canadian dollars unless otherwise specified.

TELUS has issued guidance on and reports on certain non-GAAP measures that are used by management to evaluate performance of business units, segments and the Company. In addition, non-GAAP measures are used in measuring compliance with debt covenants and are used to manage the capital structure. Because non-GAAP measures do not have a standardized meaning, securities regulations require that non-GAAP measures be clearly defined and qualified, and reconciled with their nearest GAAP measure. For the readers' reference, the definition, calculation and reconciliation of consolidated non-GAAP measures is provided in Section 11:
Reconciliation of non-GAAP measures and definition of key operating indicators.

TELUS Corporation - Management's discussion and analysis - 2007 Q1


  MANAGEMENT'S DISCUSSION AND ANALYSIS CONTENTS

  --------------------------------------- --------------------------------------

  SECTION                                 DESCRIPTION
  --------------------------------------- --------------------------------------
  1.  Introduction and performance        A summary of TELUS' consolidated
      summary                             results for the first quarter of
                                          2007
  --------------------------------------- --------------------------------------
  2.  Core business, vision and strategy  Examples of TELUS' activities in support of its six strategic
                                          imperatives
  --------------------------------------- --------------------------------------
  3.  Key performance drivers             TELUS' 2007 priorities

  --------------------------------------- --------------------------------------
  4.  Capability to deliver results       An update on TELUS' capability
                                          to deliver results
  --------------------------------------- --------------------------------------
  5.  Results from operations             A detailed discussion of operating
                                          results for the first quarter of
                                          2007
  --------------------------------------- --------------------------------------
  6.  Financial condition                 A discussion of changes in the
                                          balance sheet for the three-months
                                          ended March 31, 2007
  --------------------------------------- --------------------------------------
  7.  Liquidity and capital resources     A discussion of cash flow, liquidity,
                                          credit facilities and other
                                          disclosures
  --------------------------------------- --------------------------------------
  8.  Critical accounting estimates       A description of accounting
      and accounting policy               estimates and changes to
      developments                        accounting policies
  --------------------------------------- --------------------------------------
  9.  Annual guidance for 2007            TELUS' confirmed annual guidance
                                          for 2007
  --------------------------------------- --------------------------------------
  10. Risks and risk management           An update of risks and uncertainties
                                          facing TELUS and how it manages these
                                          risks
  --------------------------------------- --------------------------------------
  11. Reconciliation of non-GAAP          A description, calculation and
      measures and definition             reconciliation of certain measures
      of key operating indicators         used by management
  --------------------------------------- --------------------------------------

1.     INTRODUCTION AND PERFORMANCE SUMMARY

1.1  MATERIALITY FOR DISCLOSURES

Management determines whether or not information is material based on whether it believes a reasonable investor's decision to buy, sell or hold securities in the Company would likely be influenced or changed if the information were omitted or misstated.

TELUS Corporation - Management's discussion and analysis - 2007 Q1


1.2 CONSOLIDATED HIGHLIGHTS

   ------------------------------------------------------------------------------------------------------------
   ($ millions, except shares, per share                                  QUARTERS ENDED MARCH 31
    amounts, subscribers and ratios)                               2007             2006          Change
   --------------------------------------------------------------------------- --------------- ----------------
   Consolidated statements of income
   --------------------------------------------------------------------------- --------------- ----------------
   Operating revenues                                           2,205.6          2,080.5            6.0%

   Operating income                                               397.0            459.6          (13.6)%
   Net-cash settlement feature expense                            173.5               --              --
   Operating income (as adjusted)                                 570.5            459.6           24.1%

   Income before income taxes                                     275.6            328.3          (16.1)%
   Net-cash settlement feature expense                            173.5               --              --
   Income before income taxes (as adjusted)                       449.1            328.3           36.8%

   Net income                                                     194.8            210.1           (7.3)%
   Net-cash settlement feature expense, after tax                 107.7               --              --
   Net income (as adjusted)                                       302.5            210.1           44.0%

   Earnings per share, basic ($)                                   0.58             0.60           (3.3)%
   Net-cash settlement feature per share                           0.32               --              --
   Earnings per share, basic (as adjusted) ((1)) ($)               0.90             0.60           50.0%

   Earnings per share, diluted ($)                                 0.57             0.60           (5.0)%

   Cash dividends declared per share ($)                           0.375           0.275           36.4%

   --------------------------------------------------------------------------- --------------- ----------------
   Consolidated statements of cash flows
   --------------------------------------------------------------------------- --------------- ----------------

   Cash provided by operating activities                          460.6            673.1          (31.6)%
   Cash used by investing activities                              392.3            316.1           24.1 %
        Capital expenditures                                      381.9            320.5           19.2 %
   Cash provided (used) by financing activities                   477.2           (366.7)           n.m.

   --------------------------------------------------------------------------- --------------- ----------------
   Subscribers and other measures
   --------------------------------------------------------------------------- --------------- ----------------

   Subscriber connections ((2)) (thousands) at Mar. 31           10,800           10,306             4.8%

   EBITDA ((3))                                                   764.3            862.7           (11.4)%
   Net-cash settlement feature expense                            173.5               --               --
   EBITDA (as adjusted) ((3))                                     937.8            862.7             8.7%

   Free cash flow ((4))                                           480.8            635.6           (24.4)%

   --------------------------------------------------------------------------- --------------- ----------------
   Debt and payout ratios
   --------------------------------------------------------------------------- --------------- ----------------

   Net debt to total capitalization ratio (%) ((5))                47.6             47.3             0.3
   Net debt to EBITDA - excluding restructuring ((5))               1.7              1.8            (0.1)
   Dividend payout ratio (%) ((6))                                   46               59          (13)pts

   ------------------------------------------------------------------------------------------------------------
 n.m. - not meaningful; pts - percentage point(s)
(1)  An after-tax charge of approximately $0.32 per share was recorded in 2007 for introducing a net-cash settlement feature for share option awards granted prior to 2005. Earnings per share - basic (as adjusted) is regularly reported to the chief operating decision-maker and corresponds to the definition used in setting TELUS' 2007 basic earnings per share targets and revised guidance.
(2)  The sum of wireless subscribers, network access lines and Internet subscribers measured at the end of the respective periods.
(3)  EBITDA is a non-GAAP measure. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA). EBITDA (as adjusted) is regularly reported to the chief operating decision-maker and corresponds to the definition used in setting TELUS' 2007 EBITDA targets and revised guidance. (
(4)  Free cash flow is a non-GAAP measure. See Section 11.2 Free cash flow.
(5)  See Section 11.4 Definition of liquidity and capital resource measures.
(6)  The current annualized rate of dividend declared per share divided by basic earnings per share for the 12-month trailing period.
---------------------------------------------------------------------------------------------------------------

As previously communicated, the Company expected to record a non-cash charge of $150 to $200 million in Operations expense (30 to 40 cents per share on an after-tax basis) for introducing a net-cash settlement feature for share option awards granted prior to 2005. In the first quarter of 2007, $173.5 million in respect of this charge was recorded in Operations expense ($107.7 million after-tax impact in Net income or approximately 32 cents per share), representing a large portion of the estimated charge for the full year.

Highlights for the first quarter of 2007, as discussed in Section 5: Results from operations, include the following:

o Subscriber connections increased by 494,000 during the 12-month period ended March 31, 2007. The number of wireless subscribers grew by 11.5% to
     5.14 million, the number of Internet subscribers grew by 9.8% to 1.13 million and the number of network access lines decreased by 2.9% to 4.53 million.
o Operating revenues increased by $125.1 million when compared to the same period in 2006 due primarily to growth in wireless revenues and wireline data revenues.

TELUS Corporation - Management's discussion and analysis - 2007 Q1


o Operating income decreased by $62.6 million, when compared with the same period in 2006, primarily due to the non-cash charge of $173.5 million described above. Operating income adjusted to exclude this charge increased by $110.9 million due primarily to improved wireless revenues and EBITDA (as adjusted).
o Net income decreased by $15.3 million and EPS decreased by two cents, when compared to the same period in 2006. However, after removing the charge for the net-cash settlement feature, Net income (as adjusted) and EPS -basic (as adjusted) increased by $92.4 million or approximately 30 cents per share, respectively.
o The average number of shares outstanding in the first quarter of 2007 was approximately 3.5% lower than in the same period in 2006 due to share repurchase programs, contributing favourably to earnings per share in 2007.

Highlights for the first quarter of 2007 as discussed in Section 7: Liquidity and capital resources include the following:

o Cash provided by operating activities decreased by $212.5 million when compared to the same period in 2006 mainly due to a $350 million reduction in the balance of securitized receivables during the first quarter of 2007, as compared to a $100 million reduction in the same period in 2006.
o Cash used by investing activities increased by $76.2 million when compared to the same period in 2006 due primarily to increased capital expenditures for up-front capital investment to support new enterprise customers as well as increased expenditures for wireless capacity and coverage and enablement of wireless number portability.
o Cash provided by financing activities in the first quarter of 2007 resulted primarily from a $1 billion debt issue with two different maturities, net of dividend payments, repurchases of shares, and repayment of amounts drawn on the Company's bank facility.
o Free cash flow decreased by $154.8 million when compared to the same period in 2006 mainly because of the receipt in the first quarter of 2006 of income tax recoveries and related interest and higher capital expenditures in 2007.
o Net debt to total capitalization at March 31, 2007 continued to be in the target range of 45 to 50%.
o    Net debt to EBITDA continued to be in the target range of 1.5 to 2.0 times.
o The dividend payout ratio, measured as the annualized dividend declared in the first quarter divided by earnings per share for the 12-month trailing period, was within guideline of 45 to 55% of sustainable net earnings.

2.     CORE BUSINESS, VISION AND STRATEGY

The following discussion is qualified in its entirety by the Forward-looking statements at the beginning of Management's discussion and analysis. It is also qualified by Section 10: Risks and risk management of TELUS' 2006 Management's discussion and analysis, as well as updates reported in Section 10 of this document.

TELUS' core business, vision and strategy were detailed in its 2006 Management's discussion and analysis. Activities that supported the Company's six strategic imperatives during 2007 include the following:

BUILDING NATIONAL CAPABILITIES ACROSS DATA, IP, VOICE AND WIRELESS

On March 14, 2007 as part of a nation-wide initiative, the Company successfully implemented the first phase of wireless telephone number portability (WNP), such that local telephone numbers are portable: wireless-to-wireless, wireless-to-wireline and wireline-to-wireless. The Company does not believe that there was a significant effect on wireless churn rates over the two week period that WNP was available.

FOCUSING RELENTLESSLY ON THE GROWTH MARKETS OF DATA, IP AND WIRELESS

In February 2007, the Federal Government, after a competitive bid process, awarded approximately 60 per cent of its wireless business to TELUS. This minimum two-year contract is expected to result in approximately 30,000 net additions to TELUS over the next 12 months. A significant factor in this enterprise contract win was the March implementation of WNP in Canada as government employees will be able to retain and port their existing phone numbers.

PARTNERING, ACQUIRING AND DIVESTING TO ACCELERATE THE IMPLEMENTATION OF TELUS' STRATEGY AND FOCUS TELUS' RESOURCES ON CORE BUSINESS

In March 2007, Amp'd Mobile launched its interactive and customized mobile entertainment, information and messaging services that targets the high value young adult (ages 18 to 35) market segment in Canada and operates on TELUS' wireless higher-speed EVDO (evolution data optimized) network. Amp'd Mobile is responsible for bringing entertainment content to TELUS' subscribers as well as providing optimized handsets with fast download speeds. TELUS manages sales and distribution, billing, client care, network operations and pricing. TELUS also has exclusive rights in Canada to Amp'd trademarks, premium data services, handsets and content delivery platforms.

TELUS Corporation - Management's discussion and analysis - 2007 Q1


3.     KEY PERFORMANCE DRIVERS

The following discussion is qualified in its entirety by the Forward-looking statements at the beginning of Management's discussion and analysis. It is also qualified by Section 10: Risks and risk management of TELUS' 2006 Management's discussion and analysis and updates reported in Section 10 of this document.


--------------------------------------------------------------------------------
             2007 CORPORATE PRIORITIES ACROSS WIRELINE AND WIRELESS
--------------------------------------------------------------------------------

ADVANCING TELUS' LEADERSHIP POSITION IN THE CONSUMER MARKET
o Combining TELUS' suite of data applications with deregulated heritage services
o Attaining best-in-class customer loyalty and growth through unparalleled customer experiences
o Achieving customer addition targets by expanding distribution channels and addressing key market segments with new service offerings.

ADVANCING TELUS' LEADERSHIP POSITION IN THE BUSINESS MARKET
o Progressing further in key industry verticals with specific applications that provide non-price-based differentiation
o Leveraging wireless number portability to expand TELUS' business market share in Central Canada
o Focusing on small business customer loyalty and growth with innovative solutions.

ADVANCING TELUS' LEADERSHIP POSITION IN THE WHOLESALE MARKET
o Growing in domestic and international markets through recognition that TELUS is Canada's IP leader
o Achieving excellence in customer service to support local forbearance in key incumbent markets
o Expanding the Company's markets, channels and products by focusing on strategic relationships with TELUS' partners.

DRIVING TELUS' TECHNOLOGY EVOLUTION AND IMPROVEMENTS IN PRODUCTIVITY AND SERVICE EXCELLENCE
o Implementing technology roadmaps for Future Friendly Home and wireless service offerings that simplify TELUS' product portfolio and improve service development and execution
o Rolling out consolidated customer care systems to replace multiple legacy systems in Alberta and B.C.
o   Accelerating customer service delivery dates.

STRENGTHENING THE SPIRIT OF THE TELUS TEAM AND BRAND, AND DEVELOPING THE BEST TALENT IN THE GLOBAL COMMUNICATIONS INDUSTRY
o Growing TELUS' business ownership culture with a team philosophy of our business, our customers, our team, my responsibility thereby attracting, developing and retaining great talent
o Leading the way in corporate social responsibility as TELUS strives to be Canada's premier corporate citizen.
--------------------------------------------------------------------------------

4.     CAPABILITY TO DELIVER RESULTS

The following discussion is qualified in its entirety by the Forward-looking statements at the beginning of Management's discussion and analysis.

4.1  PRINCIPAL MARKETS ADDRESSED AND COMPETITORS

The principal markets addressed and competitors have not changed significantly from those described in TELUS' annual 2006 Management's discussion and analysis.

4.2  OPERATIONAL CAPABILITIES

      Regulation

On April 4, 2007, the Federal Government issued an Order-in-Council that varied the conditions for forbearance from regulation of local services. The Company has filed forbearance applications for Victoria, Vancouver, Calgary, Edmonton and Rimouski, and expects to do so for other communities in the near future. In addition, the Company had previously received a forbearance decision for Ft. McMurray that was contingent on meeting competitor quality of service measures. For further discussion, see Section 10.1 Regulatory.

      Development of a new billing system in the wireline segment

In late-March 2007, the Company converted more than one million wireline customers in Alberta to a new billing and client care system. The expected customer service and cost benefits of this project include streamlined and standardized processes and the elimination over time of multiple legacy information systems. See Section 10.3 Process risks.

TELUS Corporation - Management's discussion and analysis - 2007 Q1



4.3    LIQUIDITY AND CAPITAL RESOURCES

       Capital structure financial policies (Note 3 of the interim Consolidated financial statements)

The Company monitors capital on a number of bases, including: net debt to total capitalization; net debt to EBITDA - excluding restructuring costs; and dividend payout ratio of sustainable net earnings. For further discussion and specific guidelines, see Section 7.4 Liquidity and capital resource measures. The TELUS' 2007 financing plan was described in Section 9.3 of its 2006 Management's discussion and analysis. Progress against the financing plan is outlined below.

  ------------------------------------------------------------------------------

   TELUS' 2007 FINANCING PLAN AND RESULTS
  ------------------------------------------------------------------------------

  o REPURCHASE TELUS COMMON SHARES AND TELUS NON-VOTING SHARES UNDER THE NORMAL COURSE ISSUER BID (NCIB)

       During the first quarter of 2007, approximately 2.0 million Common Shares and 1.5 million Non-Voting Shares were repurchased for cancellation for a total outlay of approximately $201 million. From December 20, 2004 to March 31, 2007, TELUS has repurchased approximately 18.4 million Common Shares and 24.5 million Non-Voting Shares for $1.97 billion under three NCIB programs.

  o    PAY DIVIDENDS

       The dividend declared in the first quarter of 2007, payable on April 1, was 37.5 cents per share, an increase of 36.4% from the dividend declared in the first quarter of 2006.

  o USE PROCEEDS FROM SECURITIZED RECEIVABLES AND BANK FACILITIES, AS NEEDED, TO SUPPLEMENT FREE CASH FLOW AND MEET OTHER CASH REQUIREMENTS

       The balance of securitized accounts receivable was reduced by $350 million to $150 million at March 31, 2007 from $500 million at December 31, 2006.

       No amounts were outstanding under the five-year credit facility and other bank facilities at March 31, 2007 as compared to approximately $121 million from December 31, 2006.

  o    MAINTAIN A MINIMUM $1 BILLION IN UNUTILIZED LIQUIDITY

       TELUS had approximately $2 billion of available liquidity from unutilized credit facilities as well as $534 million Cash and temporary investments at March 31, 2007. On March 2, 2007, the Company closed a new five-year $2 billion credit facility that has a May 2012 maturity date. The new facility replaced $1.6 billion of credit facilities, of which $800 million would have expired in 2008 and $800 million would have expired in 2010. The new facility may be used for general corporate purposes including the backstop of a potential commercial paper program.

  o    MAINTAIN POSITION OF FULLY HEDGING FOREIGN EXCHANGE EXPOSURE FOR
       INDEBTEDNESS

       Maintained.

  o GIVE CONSIDERATION TO REFINANCING ALL OR A PORTION OF U.S. DOLLAR NOTES IN ADVANCE OF ITS JUNE 1, 2007 SCHEDULED MATURITY

       In March 2007, the Company publicly issued $300 million 4.50%, Series CC, 2012 Canadian dollar Notes and $700 million 4.95%, Series CD, 2017 Canadian dollar Notes. Proceeds from these debt issues, combined with a potential issue of commercial paper and a possible increase in securitized accounts receivable, are expected to be used for general corporate purposes, including repayment of U.S. $1,166.5 million 7.50% Notes due on June 1 (approximately $1,500 million).

  o PRESERVE ACCESS TO THE CAPITAL MARKETS AT A REASONABLE COST BY MAINTAINING INVESTMENT GRADE CREDIT RATINGS AND TARGETING IMPROVED CREDIT RATINGS IN THE RANGE OF BBB+ TO A-, OR THE EQUIVALENT, IN THE FUTURE

       At May 1, 2007, investment grade credit ratings from the four rating agencies that cover TELUS were in the desired range. On February 26, 2007, Moody's Investors Services upgraded its rating for TELUS by one level to Baa1 (equivalent to BBB+) and assigned an outlook of stable. On March 5, 2007, Dominion Bond Rating Service (DBRS) upgraded the rating of TELUS Notes to A (low) from BBB (high) and confirmed its A (low) ratings for TCI and R-1 (low) rating for TELUS' commercial paper, all with a stable trend.
  ------------------------------------------------------------------------------

4.4  CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in internal control over financial reporting in the three-month period ended March 31, 2007 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

5.     RESULTS FROM OPERATIONS

5.1  GENERAL

The Company has two reportable segments: wireline and wireless. Segmentation is based on similarities in technology, the technical expertise required to deliver the products and services, the distribution channels used and regulatory treatment. Intersegment sales are recorded at the exchange value. Segmented information is regularly reported to the

TELUS Corporation - Management's discussion and analysis - 2007 Q1



Company's Chief Executive Officer (the chief operating decision-maker). See Note 5 of the interim Consolidated financial statements.

5.2 QUARTERLY RESULTS SUMMARY

----------------------------------------------------------------------------------------------------------------------------------
($ in millions, except per share amounts)    2007 Q1    2006 Q4    2006 Q3    2006 Q2    2006 Q1   2005 Q4    2005 Q3    2005 Q2
----------------------------------------------------------------------------------------------------------------------------------

Segmented revenue (external)
   Wireline segment                          1,205.6    1,234.3    1,200.3    1,189.9    1,198.6   1,209.9    1,198.6   1,216.5
   Wireless segment                          1,000.0    1,020.3    1,010.4      945.3      881.9     876.8      864.2     802.0
----------------------------------------------------------------------------------------------------------------------------------
Operating revenues (consolidated)            2,205.6    2,254.6    2,210.7    2,135.2    2,080.5   2,086.7    2,062.8   2,018.5
   Operations expense                        1,436.6    1,368.6    1,245.8    1,207.4    1,201.1   1,316.8    1,221.5   1,146.1
   Restructuring costs                           4.7        7.9       12.5       30.7       16.7      35.5        1.6       7.4
----------------------------------------------------------------------------------------------------------------------------------
                                               764.3      878.1      952.4      897.1      862.7     734.4      839.7     865.0
EBITDA (1)
   Depreciation                                317.7      353.2      325.8      335.2      339.2     346.2      335.6     330.9
   Amortization of intangible assets            49.6       53.9       57.5       46.9       63.9      67.0       73.6      68.2
----------------------------------------------------------------------------------------------------------------------------------
Operating income                               397.0      471.0      569.1      515.0      459.6     321.2      430.5     465.9
   Other expense (income)                        3.8       10.1        4.0        9.6        4.3       9.3        7.1       0.5
   Financing costs                             117.6      133.6      116.6      127.5      127.0     171.7      144.8     168.2
----------------------------------------------------------------------------------------------------------------------------------
Income before income taxes and
 non-controlling  interest                     275.6      327.3      448.5      377.9      328.3     140.2      278.6     297.2
   Income taxes                                 79.3       89.7      126.5       18.7      116.1      58.8       86.9     106.0
   Non-controlling interests                     1.5        1.4        2.4        2.6        2.1       2.9        1.6       1.7
----------------------------------------------------------------------------------------------------------------------------------
Net income                                     194.8      236.2      319.6      356.6      210.1      78.5      190.1     189.5
==================================================================================================================================
Net income per Common Share and
   Non-Voting Share
       - basic                                  0.58       0.70       0.94       1.03       0.60      0.22       0.53      0.53
       - diluted                                0.57       0.69       0.92       1.02       0.60      0.22       0.53      0.52
Dividends declared per Common Share
   and Non-Voting Share                        0.375      0.375      0.275      0.275      0.275     0.275       0.20      0.20
----------------------------------------------------------------------------------------------------------------------------------
(1)   EBITDA is a non-GAAP measure. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).
----------------------------------------------------------------------------------------------------------------------------------

The trend in consolidated Operating revenues continued to reflect strong growth in wireless revenue due to a growing subscriber base and increasing ARPU. The increase in ARPU was due to increasing provision and adoption of wireless data services, which more than offset the declining voice component of ARPU. The trend also reflected growth in wireline segment data revenue, while wireline voice local and long distance revenues continue to decrease. In addition to continued substitution to wireless services, the impact from increased competition from VoIP competitors and resellers on wireline revenues became apparent in 2006. Decreases in wireline long distance revenues are consistent with industry-wide trends of strong price competition and technological substitution (to Internet and wireless). Wireline revenues continue to be impacted by generally negative regulatory price cap decisions including retroactive rate adjustments.

Historically, there is significant fourth quarter seasonality with higher wireless subscriber additions and related acquisition costs and equipment sales, resulting in lower wireless EBITDA. The seasonality affects, to a lesser extent, the wireline high-speed Internet subscriber additions and related costs.

Operations expense in the first quarter of 2007 included a $173.5 million non-cash charge for introducing a net-cash settlement feature for share option awards granted prior to 2005, as described earlier. Operations expense in 2005 was also affected by temporary net expenses leading up to and resulting from an extended labour disruption; such temporary expenses were estimated to be approximately $16 million, $65 million and $52 million, respectively, for the second, third and fourth quarters of 2005. Restructuring costs varied by quarter, depending on the progress of ongoing initiatives underway.

Depreciation expense in the fourth quarter of 2006 included a provision of approximately $17 million to align estimated useful lives for TELUS Quebec assets, resulting from integration of financial systems. Amortization of intangible assets continued to decrease as several software assets have been fully amortized. Amortization expenses in the second quarter and fourth quarter of 2006 as well as the first quarter of 2007 were reduced by approximately $12 million, $5 million and $5 million, respectively, for investment tax credits relating to assets capitalized in prior years that are now fully amortized, following a determination of eligibility by a government revenue authority.

Within Financing costs, interest expenses trended lower except for the following items: (i) interest expense in respect of a court decision in a lawsuit related to a 1997 BC TEL bond redemption (including $17.5 million in the second quarter of 2005 and $7.8 million in the fourth quarter of 2006); and (ii) a charge of $33.5 million in the fourth quarter of 2005 for early redemption of $1.578 billion of Notes. The early redemption of Notes on December 1, 2005, contributed to lower financing costs in the first half of 2006. Financing costs are net of varying amounts of interest income.

TELUS Corporation - Management's discussion and analysis - 2007 Q1



The trend in Net income and earnings per share reflect the items noted above as well as adjustments arising from income tax changes and tax adjustments and related interest for prior periods.

------------------------------------------------------------------------------------------------------------------------------
INCOME TAX-RELATED ADJUSTMENTS
($ in millions, except EPS amounts) 2007 Q1     2006 Q4     2006 Q3     2006 Q2     2006 Q1     2005 Q4    2005 Q3    2005 Q4
------------------------------------------------------------------------------------------------------------------------------
Approximate Net income impact             4          20          30         115          --          (3)        17          2
Approximate EPS impact                 0.01        0.06        0.09        0.33          --       (0.01)      0.05       0.01
Approximate basic EPS excluding
  tax-related impacts                  0.57        0.64        0.85         070        0.60        0.23       0.48       0.52
------------------------------------------------------------------------------------------------------------------------------

5.3 CONSOLIDATED RESULTS FROM OPERATIONS

   ----------------------------------------------------------------------------------------------------
   ($ in millions except EBITDA margin in % and                      QUARTERS ENDED MARCH 31
   Employees)                                                 2007             2006          Change
   ----------------------------------------------------------------------------------------------------
   Operating revenues                                      2,205.6           2,080.5           6.0 %
   Operations expense                                      1,436.6           1,201.1          19.6 %
   Restructuring costs                                         4.7              16.7         (71.9)%
   ----------------------------------------------------------------------------------------------------
   EBITDA (1)                                                764.3             862.7         (11.4)%
   Depreciation                                              317.7             339.2          (6.3)%
   Amortization of intangible assets                          49.6              63.9         (22.4)%
   ----------------------------------------------------------------------------------------------------
   Operating income                                          397.0             459.6         (13.6)%
   ====================================================================================================
   Operations expense (as adjusted) (2)                    1,263.1           1,201.1           5.2 %
   EBITDA (as adjusted) (2)                                  937.8             862.7           8.7 %

   EBITDA margin (3)                                          34.7              41.5       (6.8) pts
   EBITDA margin (as adjusted) (4)                            42.5              41.5         1.0 pt

   Full-time equivalent employees at end of period          31,304           28,261           10.8 %
   ----------------------------------------------------------------------------------------------------
   (1)  EBITDA is a non-GAAP measure. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).
   (2)  Excludes a non-cash charge of $173.5 million in 2007 for introducing a net-cash settlement feature for share option awards granted prior to 2005. Operations expense (as adjusted)
        and EBITDA (as adjusted) are both regularly reported to the chief operating decision-maker.
        EBITDA (as adjusted) corresponds to the definition used in setting TELUS' 2007 EBITDA target and revised guidance.
   (3)  EBITDA divided by Operating revenues.
   (4)  EBITDA (as adjusted) divided by Operating revenues.
   ----------------------------------------------------------------------------------------------------

The following discussion is for the consolidated results of TELUS. Further detail by segment is provided for Operating revenues, Operations expense, Restructuring costs, EBITDA and Capital expenditures in Section 5.4 Wireline segment results, Section 5.5 Wireless segment results and Section 7.2 Cash used by investing activities - capital expenditures.

   OPERATING REVENUES

Consolidated Operating revenues increased by $125.1 million in the first quarter of 2007, when compared with the same period in 2006. The increase was due primarily to growth in wireless revenues and wireline data revenues, which exceeded erosion in wireline voice local and long distance revenues.

   OPERATIONS EXPENSE AND OPERATIONS EXPENSE (AS ADJUSTED)

Consolidated Operations expense increased by $235.5 million in the first quarter of 2007, when compared with the same period in 2006. The increase includes the $173.5 million non-cash charge recorded in the first quarter of 2007 for introducing a net-cash settlement feature for share option awards granted before 2005. Operations expense adjusted to exclude this non-cash charge increased by $62.0 million primarily due to increased expenses in the wireless segment to support an 11.5% growth in the subscriber base. The net defined benefit pension plan expense decreased by approximately $22 million due primarily to favourable returns on plan assets in 2006.

The number of employees increased to support the wireline segment's provision of outsourcing services to TELUS' customers, including human resources outsourcing services and international call centre services, and to support the growing wireless segment subscriber base.

   RESTRUCTURING COSTS

Restructuring costs decreased by $12.0 million in the first quarter of 2007, when compared to the same period in 2006. The $4.7 million restructuring expense in 2007 was in respect of several smaller efficiency initiatives. The Company's estimate of restructuring costs for the full year of 2007, which arises from its competitive efficiency program, are not expected to exceed $50 million.

TELUS Corporation - Management's discussion and analysis - 2007 Q1



   EBITDA and EBITDA (AS ADJUSTED)

EBITDA decreased by $98.4 million in the first quarter 2007 when compared with the same period in 2006. The decrease includes the $173.5 million non-cash charge recorded in the first quarter of 2007 for introducing a net-cash settlement feature for share option awards. EBITDA adjusted to exclude this charge increased by $75.1 million in the first quarter of 2007 when compared with the same period in 2006. The increase was primarily in the wireless segment due to strong revenue growth partially offset by the 2.1% COA per gross subscriber addition, increased retention spend and higher operations costs to support an 11.5% growth in total wireless subscribers.

   DEPRECIATION AND AMORTIZATION EXPENSES

Depreciation decreased by $21.5 million in the first quarter of 2007 when compared to the same period in 2006 primarily due to an increase in fully-depreciated assets as well as an adjustment in the 2006 period. The depreciation expense adjustment in 2006 reflected a reduction in the estimated useful service lives for computer servers and furniture.

Amortization of intangible assets decreased by $14.3 million in the first quarter of 2007, when compared to the same period in 2006, due primarily to several software assets becoming fully amortized, as well as recognition of approximately $5 million of investment tax credits relating to assets capitalized in prior years that are now fully amortized.

   OPERATING INCOME

Operating income decreased by $62.6 million in the first quarter of 2007, when compared to the same period in 2006. The decrease included the $173.5 million non-cash charge recorded in the first quarter of 2007 for introducing a net-cash settlement feature for share option awards. This charge more than offset underlying growth in EBITDA and reduced depreciation and amortization expenses, as described above. Operating income as adjusted to exclude this charge increased by $110.9 million or 24.1%.

   OTHER INCOME STATEMENT ITEMS

   -----------------------------------------------------------------------------
   OTHER EXPENSE, NET                           QUARTERS ENDED MARCH 31
   ($ millions)                          2007             2006          Change
   -----------------------------------------------------------------------------

                                          3.8              4.3          (11.6)%
   -----------------------------------------------------------------------------

Other expense was not significantly changed in the first quarter of 2007, when compared to the same period in 2006. The accounts receivable securitization expense was $3.2 million in the first quarter of 2007, did not change significantly from the same period in 2006. At March 31, 2007, the balance of proceeds of securitized receivables was $150 million (see Section 7.6 Accounts receivable sale).

   ----------------------------------------------------------------------------
   FINANCING COSTS                               QUARTERS ENDED MARCH 31
   ($ millions)                              2007         2006        Change
   ----------------------------------------------------------------------------

   Interest on long-term debt,
     short-term obligations and other       119.3        127.0         (6.1)%
   Foreign exchange losses (gains)            1.9          1.1         72.7 %
   Interest income                           (3.6)        (1.1)         n.m.
   ----------------------------------------------------------------------------

                                            117.6        127.0         (7.4)%
   ============================================================================

Interest expenses decreased by $7.7 million in the first quarter of 2007 when compared with same period in 2006 due primarily to an adjustment for application of the effective rate method for issue costs as required under CICA Handbook
Section 3855 (recognition and measurement of financial instruments). In March 2007, the Company publicly issued $300 million of five-year notes and $700 million of 10-year notes (see Section 7.3). Also in March, forward starting interest rate swaps were terminated, resulting in a net loss of approximately $10 million that was deferred and will be amortized over 10 years, which is the term of the new debt.

The Company's debt, as calculated in Section 11.4, was $6,563 million at March 31, 2007, as compared to $5,732 million at March 31, 2006. Net debt was $6,179 million and $6,133 million, respectively, with the March 31, 2007 figure reflecting a large cash and temporary investments balance and reduced securitized receivables.

Interest income increased by $2.5 million in the first quarter of 2007 when compared with the same period in 2006, due primarily to interest earned on cash and temporary investments in 2007.

TELUS Corporation - Management's discussion and analysis - 2007 Q1


 -------------------------------------------------------------------------------
 INCOME TAXES                                      QUARTERS ENDED MARCH 31
 ($ millions)                                  2007         2006        Change
 -------------------------------------------------------------------------------

  Blended federal and provincial
    statutory income tax based
    on net income before tax                   92.3        111.5        (17.2)%
  Revaluation of future income
   tax liability                               (3.7)          --            --
  Share option award expense                   (7.7)         1.5            --
  Other                                        (1.6)         3.1            --
 -------------------------------------------------------------------------------
                                               79.3        116.1        (31.7)%
 ===============================================================================
 Blended federal and provincial
   statutory tax rates (%)                     33.5         34.0      (0.5) pts
 Effective tax rates (%)                       28.8         35.4      (6.6) pts
 -------------------------------------------------------------------------------

The decrease in the blended federal and provincial statutory income tax expense in the first quarter of 2007, when compared with the same period in 2006, relates primarily to the 16.1% decrease in income before taxes as well as a lower blended statutory tax rate. The blended federal and provincial tax rate for the first quarter of 2007 decreased from the same period in 2006 due primarily to a reduction to general corporate income tax rates on income taxed in Alberta effective April 1, 2006. The decrease in the effective tax rate was mainly due to revaluation of the future income tax liability as well as a future income tax recovery associated with introducing the net-cash settlement feature for share option awards.

Based on the assumption of the continuation of the rate of TELUS earnings, the existing legal entity structure, and no substantive changes to tax regulations, the Company expects to be able to substantially utilize its non-capital losses before the end of 2007. The Company's assessment is that the risk of expiry of such non-capital losses is remote. Under the existing legal entity structure, TELUS currently expects cash tax payments to be minimal in 2007, increasing in 2008, with substantial cash tax payments in 2009. The blended federal and provincial statutory tax rate for 2007 is expected to be approximately 33 to 34%.

 -------------------------------------------------------------------------------
 NON-CONTROLLING INTERESTS                          QUARTERS ENDED MARCH 31
 ($ millions)                                   2007           2006      Change
 -------------------------------------------------------------------------------

                                                 1.5            2.1      (28.6)%
 -------------------------------------------------------------------------------

Non-controlling interests represents minority shareholders' interests in several small subsidiaries.

   COMPREHENSIVE INCOME

As discussed in more detail in Section 8.2 Accounting policy developments, commencing with the 2007 fiscal year, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) for accounting for comprehensive income (CICA Handbook Section 1530). Currently, the concept of comprehensive income for purposes of Canadian GAAP, in the Company's specific instance, is primarily to include changes in shareholders' equity arising from unrealized changes in the fair values of financial instruments (see Section 7.8). The calculation of earnings per share is based on Net income and Common Share and Non-Voting Share income, as required by GAAP.

5.4 WIRELINE SEGMENT RESULTS

   -----------------------------------------------------------------------------
   OPERATING REVENUES - WIRELINE SEGMENT            QUARTERS ENDED MARCH 31
   ($ millions)                                  2007          2006     Change
   -----------------------------------------------------------------------------

   Voice local (1)                              532.1         535.6      (0.7)%
   Voice long distance                          187.6         207.8      (9.7)%
   Data ((2))                                   424.8         393.6       7.9 %
   Other                                         61.1          61.6      (0.8)%
   -----------------------------------------------------------------------------

   External operating revenue                 1,205.6       1,198.6       0.6 %
   Intersegment revenue                          25.1          23.5       6.8 %
   -----------------------------------------------------------------------------

   Total operating revenues                   1,230.7       1,222.1       0.7 %
   =============================================================================
   (1) Voice local revenue decreased by approximately $18 million or 3.4% once adjusted to exclude the impact of regulatory adjustments.
   (2) Data revenue grew by approximately $43 million or 10.8% once adjusted to exclude the impact of the two mandated retroactive competitor price reductions.
   -----------------------------------------------------------------------------

TELUS Corporation - Management's discussion and analysis - 2007 Q1


   -----------------------------------------------------------------------------
   NETWORK ACCESS LINES                                AS AT MARCH 31
   (000s)                                       2007         2006       Change
   -----------------------------------------------------------------------------

   Residential network access lines            2,741        2,900       (5.5)%
   Business network access lines               1,785        1,763        1.3%
                                             -------      -------      -------
   Total network access lines(1)               4,526        4,663       (2.9)%


                                                   QUARTERS ENDED MARCH 31
   (000s)                                       2007         2006      Change
   -----------------------------------------------------------------------------

   Change in residential network access lines    (34)         (28)     (21.4)%
   Change in business network access lines        12            --        n.m.
                                              -------      -------      -------
   Change in total network access lines(1)       (22)         (28)      21.4%
   ----------------------------------------------------------------------------
   (1) Network access lines are measured at the end of the reporting period based on information in billing and other systems.
   ----------------------------------------------------------------------------


   -----------------------------------------------------------------------------
   INTERNET SUBSCRIBERS                               AS AT MARCH 31
   (000s)                                        2007        2006       Change
   -----------------------------------------------------------------------------

   High-speed Internet subscribers              948.8       801.7        18.3 %
   Dial-up Internet subscribers                 181.6       227.8       (20.3)%
                                              -------     -------      -------
   Total Internet subscribers (1)             1,130.4     1,029.5         9.8 %


                                                    QUARTERS ENDED MARCH 31
   (000s)                                        2007        2006       Change
   -----------------------------------------------------------------------------

   High-speed Internet net additions             32.1        38.6       (16.8)%
   Dial-up Internet net reductions              (12.5)       (8.3)      (50.6)%
                                               -------     -------      -------
   Total Internet subscriber net additions       19.6        30.3       (35.3)%
   -----------------------------------------------------------------------------
   (1) Internet subscribers are measured at the end of the reporting period based on Internet access counts from billing and other systems.
   -----------------------------------------------------------------------------

Wireline segment revenues increased by $8.6 million in the first quarter of 2007 when compared with the same period in 2006.

o Voice local revenue decreased by $3.5 million in the first quarter of 2007 when compared with the same period in 2006. The decrease was due primarily to lower revenues from basic access and optional enhanced services arising from increased competition for residential subscribers. These reductions were partly offset by recoveries of approximately $14.5 million from the price cap deferral account in the first quarter of 2007, which offset unfavourable mandated retroactive rate adjustments for basic data revenue pursuant to two recent CRTC (Canadian Radio-television and Telecommunications Commission) decisions and included recovery of previously incurred amounts associated with mandated local number portability and start-up costs.

     Residential line losses include the effect of increased competition from resellers, VoIP competitors (including cable-TV companies, which have expanded their geographic coverage), technological substitution to wireless services, and a lower number of second lines resulting from migration of dial-up Internet subscribers to high-speed Internet service. The increase in business lines was mainly in Central Canada.

o Voice long distance revenues decreased by $20.2 million in the first quarter of 2007 when compared with the same period in 2006 due primarily to lower average per-minute rates (due to industry-wide price competition) partly offset by increased retail and wholesale minute volumes.

o Wireline segment data revenues increased by $31.2 million in the first quarter of 2007 when compared with the same period in 2006. This growth was primarily due to increased Internet, enhanced data and hosting service revenues from growth in business services and high-speed Internet subscribers. High-speed Internet subscriber net additions decreased somewhat from one year earlier, reflecting competitive markets, but continue in line with annual guidance. Monthly rates for high-speed Internet services were raised by one dollar per month in the second quarter of 2006 for those customers not on rate protection plans, which contributed to an overall increase in average revenue per subscriber. Managed data revenues from the provision of business process outsourcing services to customers also increased.

     Pursuant to CRTC Decision 2007-6 (relating to digital network access link charges) and CRTC Decision 2007-10 (relating to basic service extension feature charges), retroactive rate reductions totalling approximately $11 million were recorded in basic data services revenues. Data revenue grew by approximately $43 million or 10.8% once adjusted to exclude the impact of the two mandated competitor price reductions.

o Other revenue decreased by $0.5 million in the first quarter of 2007 when compared with the same period in 2006, primarily due to lower voice equipment sales being somewhat offset by reduced quality of service rate rebates.

TELUS Corporation - Management's discussion and analysis - 2007 Q1


o Intersegment revenue represents services provided by the wireline segment to the wireless segment. These revenues are eliminated upon consolidation together with the associated expense in the wireless segment.

   -----------------------------------------------------------------------------
   OPERATING EXPENSES - WIRELINE SEGMENT            QUARTERS ENDED MARCH 31
   ($ millions, except employees)                 2007         2006     Change
   -----------------------------------------------------------------------------
   Salaries, benefits and
       other employee-related costs              582.0        413.2      40.9 %
   Other operations expenses                     323.4        327.2      (1.2)%
   -----------------------------------------------------------------------------
   Operations expense                            905.4        740.4      22.3 %
   Restructuring costs                             4.4         14.9     (70.5)%
   -----------------------------------------------------------------------------
   Total operating expenses                      909.8        755.3      20.5 %
   =============================================================================

   Operations expense (as adjusted) (1)          752.3        740.4       1.6 %
   Total operating expenses (as adjusted) (1)    756.7        755.3       0.2 %
   =============================================================================
   Full-time equivalent employees,
    end of period (2)                           24,006       21,789      10.2 %
   -----------------------------------------------------------------------------
   (1) Excludes a non-cash charge of $153.1 million in 2007 for introducing a net-cash settlement feature for share option awards granted prior to 2005. Operations expense (as adjusted) and total operating expenses (as adjusted) are regularly reported to the chief operating decision-maker.
   (2) The number of full-time equivalent employees providing outsourcing services to the Company's customers was 5,377 on March 31, 2007 and was 3,542 on March 31, 2006. Full-time equivalent staff in other wireline operations increased by 382 or 2.1%.
   -----------------------------------------------------------------------------

Total operating expenses increased by $154.5 million in the first quarter of 2007, when compared with the same period in 2006, due primarily to a $153.1 million non-cash charge for share option awards granted prior to 2005, which was recorded in salaries and benefits during the first quarter of 2007. Restructuring costs in the first quarter of 2007 were for several small efficiency initiatives and decreased by $10.5 million when compared with the same period in 2006.

Operations expense:

o Salaries, benefits and employee-related expenses increased by $168.8 million in the first quarter of 2007 when compared with the same period in 2006. When adjusted to exclude the non-cash option expense in the first quarter of 2007, the increase was $15.7 million or 3.8%, when compared with the first quarter of 2006. The increase was mainly due to scheduled compensation increases and increased staffing, partly offset by a lower defined benefit pension plan pension expense.

o Other operations expenses decreased by $3.8 million in the first quarter of 2007 when compared with the same period in 2006 due primarily to higher labour capitalization. The increase in labour capitalization was associated with the higher capital expenditure levels in 2007. Increased facility costs associated with service growth in Central Canada were offset by lower transit and termination charges as well as migration to TELUS' facilities. Offsetting lower expenses were higher external labour costs to help clear backlogs caused by severe winter weather on the west coast as well as the use of more contracting resources in 2007 for software development.

   ----------------------------------------------------------------------------
   EBITDA ($ MILLIONS) AND EBITDA MARGIN (%)          QUARTERS ENDED MARCH 31
   WIRELINE SEGMENT                              2007       2006       Change
   ----------------------------------------------------------------------------

   EBITDA                                        320.9      466.8       (31.3)%
   EBITDA (as adjusted)(1)                       474.0      466.8         1.5 %
   EBITDA margin                                  26.1       38.2     (12.1)pts
   EBITDA margin (as adjusted) (1)                38.5       38.2       0.3 pts
   ----------------------------------------------------------------------------
   (1) Excludes a non-cash charge of $153.1 million in 2007 for introducing a net-cash settlement feature for share option awards granted prior to 2005. EBITDA (as adjusted) is regularly reported to the chief operating decision-maker and corresponds to the definition used in setting TELUS' 2007 Wireline EBITDA target and revised guidance.
   =============================================================================

Wireline EBITDA decreased by $145.9 million mainly due to the non-cash charge for share option awards prior to 2005, which was recorded in 2007. Wireline EBITDA adjusted to exclude this charge increased by $7.2 million mainly due to a modest increase in revenues and lower restructuring charges.

5.5 WIRELESS SEGMENT RESULTS

   -----------------------------------------------------------------------------
   OPERATING REVENUES - WIRELESS SEGMENT             QUARTERS ENDED MARCH 31
   ($ millions)                                   2007          2006     Change
   -----------------------------------------------------------------------------

   Network revenue                               944.5         824.7      14.5 %
   Equipment revenue                              55.5          57.2      (3.0)%
   -----------------------------------------------------------------------------

   External operating revenue                  1,000.0         881.9      13.4 %
   Intersegment revenue                            6.3           5.9       6.8 %
   -----------------------------------------------------------------------------
   Total operating revenues                    1,006.3         887.8      13.3 %
   =============================================================================

TELUS Corporation - Management's discussion and analysis - 2007 Q1



   -----------------------------------------------------------------------------
   KEY OPERATING INDICATORS - WIRELESS SEGMENT             AS AT MARCH 31
   (000s)                                            2007        2006    Change
   -----------------------------------------------------------------------------

   Subscribers - postpaid (1)                     4,136.8     3,737.2     10.7%
   Subscribers - prepaid                          1,007.0       876.0     15.0%
                                                  -------     -------   -------
   Subscribers - total(2)                         5,143.8     4,613.2     11.5%

   Digital POPs(3) covered including
      roaming/resale (millions)(4)                   31.0        30.6      1.3%


                                                    QUARTERS ENDED MARCH 31
                                                  2007        2006      Change
                                         ---------------------------------------

   Subscriber gross additions - postpaid         173.3       179.7       (3.6)%
   Subscriber gross additions - prepaid          122.7        95.1       29.0 %
                                               -------     -------      -------
   Subscriber gross additions - total            296.0       274.8        7.7 %

   Subscriber net additions - postpaid            60.8        70.4      (13.6)%
   Subscriber net additions - prepaid             29.7        22.1       34.4 %
                                               -------     -------      -------
   Subscriber net additions - total               90.5        92.5       (2.2)%

   ARPU ($)(5)                                   62.03       60.31        2.9%
   Churn, per month(%)(5)                         1.35        1.33      0.2 pts
   Lifetime revenue per subscriber($)(5)         4,595       4,535        1.3%

   COA (6) per gross subscriber
      addition ($)(5)                              438         429        2.1%
   COA per gross subscriber addition
      to lifetime revenue (%)(5)                   9.5         9.5           --
   Average minutes of use
   per subscriber per month (MOU)                  382         386       (1.0)%

   EBITDA ($ millions)                           443.4       395.9       12.0%
   EBITDA (as adjusted) (7) ($ millions)         463.8       395.9       17.2%
   EBITDA to network revenue (%)                  46.9        48.0     (1.1)pts
   EBITDA (as adjusted) to network
     revenue (%)                                  49.1        48.0      1.1 pts
   Retention spend to network
     revenue (5)(%)                                7.3         6.2      1.1 pts
   EBITDA excluding COA ($ millions) (5)         572.9       513.8       11.5%
   EBITDA (as adjusted) excluding COA
      ($ millions)                               593.3       513.8       15.5%
   -----------------------------------------------------------------------------
   pts - percentage points
   (1) A one-time adjustment was made to the postpaid subscriber base. Cumulative subscribers were reduced by approximately 2,600 in the period to reflect the discontinuation of network service to its cellular digital packet data (CDPD) subscribers effective January 31, 2007.
   (2) Subscribers are measured at the end of the reporting period based on information from billing systems.
   (3) POPs is an abbreviation for population. A POP refers to one person living in a population area, which in whole or substantial part is included in the coverage areas.
   (4) At March 31, 2007, TELUS' wireless PCS digital population coverage included expanded coverage of approximately 7.5 million PCS POPs due to roaming/resale agreements principally with Bell Mobility (Bell Canada).
   (5) See Section 11.3 Definition of key operating indicators. These are industry measures useful in assessing operating performance of a wireless company, but are not defined under accounting principles generally accepted in Canada and the U.S.
   (6)  Cost of acquisition.
   (7) Excludes a non-cash charge of $20.4 million in 2007 for introducing a net-cash settlement feature for share option awards granted prior to 2005. EBITDA (as adjusted) is regularly reported to the chief operating decision-maker and corresponds to the definition used in setting TELUS' 2007 Wireless EBITDA target and revised guidance.
   ----------------------------------------------------------------------------

Wireless segment revenues increased by $118.5 million in the first quarter of 2007 when compared with the same period in 2006, due to the following:

o Network revenue increased by $119.8 million over in the first quarter of 2007 when compared to the same period in 2006. The increase was a result of the 11.5% expansion of the subscriber base combined with increased average revenue per subscriber unit per month. ARPU increased by $1.72 in the first quarter of 2007, when compared to the same period in 2006, representing the 17th successive quarter of year-over-year growth, as increased data usage more than offset declining voice ARPU. Voice ARPU was $55.76 in the first quarter of 2007, a decrease of $0.84 or 1.5% from the same period in 2006, caused mainly by lower voice minutes of use per subscriber per month (MOU) and lower pricing.

     Data revenues increased to 10.2% of Network revenue, or $96.2 million, in the first quarter of 2007 as compared with 6.2% of Network revenues, or $51.3 million, in the first quarter of 2006 - reflecting a growth rate of 87.5%. Data ARPU increased by 69.0% to $6.27 for the first quarter of 2007 as compared with $3.71 for the same period in 2006. This growth was principally related to text messaging, mobile computing, personal digital assistant (PDA) devices, Internet browser activities and pay-per-use downloads such as ringtones, music, games and videos.

     At March 31, 2007, postpaid subscribers represented 80.4% of the total cumulative subscriber base, remaining relatively stable from one year earlier. The 60,800 postpaid subscriber net additions for the first quarter of 2007 represented 67.2% of all net additions as compared with 70,400 or 76.1% of all net additions for the same period in

TELUS Corporation - Management's discussion and analysis - 2007 Q1


     2006. Total net subscriber additions remained relatively stable in the first quarter of 2007 as compared with the same period in 2006 as a result of the growth in prepaid net subscriber additions.

     The blended churn rate increased slightly in the first quarter of 2007 when compared with the respective period in 2006. The postpaid monthly churn rate for the first quarter of 2007 was less than one per cent, remaining consistent with the same period last year. The prepaid churn rate increased slightly in the first quarter when compared with the same period in 2006. Total deactivations were 205,500 for the first quarter of 2007 as compared with 182,300 for the same period last year, which primarily reflects the growing subscriber base. The churn and deactivation results reflect the continued focus on profitable subscriber growth and retention. Wireless number portability was implemented in late-March 2007. The impact on first quarter churn rates is believed to be minor.

o Equipment sales, rental and service revenue decreased by $1.7 million for the first quarter of 2007, when compared to the same period in 2006 despite continued subscriber growth and increased retention activity. Gross subscriber additions were 296,000 in the first quarter of 2007 as compared with 274,800 for the same period last year driven by a higher mix of prepaid gross additions. Handset revenues associated with gross subscriber activations are included in COA per gross subscriber addition, while handset revenues associated with retention efforts are included in the overall retention spend amount.

o Intersegment revenues represent services provided by the wireless segment to the wireline segment and are eliminated upon consolidation along with the associated expense in the wireline segment.

   -----------------------------------------------------------------------------
   OPERATING EXPENSES - WIRELESS SEGMENT             QUARTERS ENDED MARCH 31
   ($ millions, except employees)                   2007      2006      Change
   -----------------------------------------------------------------------------
   Equipment sales expenses                        145.4     126.2       15.2 %
   Network operating expenses                      114.6     105.9        8.2 %
   Marketing expenses                              100.8      93.8        7.5 %
   General and administration expenses             201.8     164.2       22.9 %
   -----------------------------------------------------------------------------
   Operations expense                              562.6     490.1       14.8 %
   Restructuring costs                               0.3       1.8      (83.3)%
   -----------------------------------------------------------------------------
   Total operating expenses                        562.9     491.9       14.4 %
   =============================================================================

   Operations expense (as adjusted) (1)            542.2     490.1       10.6 %
   Total operating expenses (as adjusted) (1)      542.5     491.9       10.3 %
   =============================================================================
   Full-time equivalent employees
     at end of period                              7,298     6,472        12.8%
   =============================================================================
   (1) Excludes a non-cash charge of $20.4 million in 2007 for introducing a net-cash settlement feature for share option awards granted prior to 2005. Operations expense (as adjusted) and total operating expenses (as adjusted) are regularly reported to the chief operating decision-maker.
   -----------------------------------------------------------------------------


Wireless segment total operating expenses increased by $71.0 million in the first quarter of 2007 when compared with the same period in 2006. Total operating expenses as adjusted to exclude the non-cash charge for share option awards expense in 2007 increased by $50.6 million to promote, acquire, retain and support the 11.5% growth in the subscriber base and the 14.5% increase in Network revenue.

o Equipment sales expenses increased by $19.2 million in the first quarter of 2007, when compared to the same period in 2006, due principally to an increase in gross subscriber activations, higher handset costs related to product mix, and increased retention activity. Handset costs including data equipment associated with gross subscriber activations are included in COA per gross subscriber addition. Handset cost related to retention efforts are included in the overall retention spend amount.

o Network operating expenses increased by $8.7 million in the first quarter of 2007 when compared with the same period in 2006. The increase was principally due to higher transmission and site-related expenses to support the greater number of cell sites, a larger subscriber base, third party data content providers, and improved network quality and coverage, net of a reduction arising from CRTC Decision 2007-6 related to retail network access link charges.

o Marketing expenses increased by $7.0 million in the first quarter of 2007 when compared with the same period in 2006, primarily due to higher advertising and promotions costs and increased dealer compensation costs related to the higher gross subscriber additions and increased re-contracting activity. COA per gross subscriber addition increased by $9 or 2.1% in the first quarter as compared with the same period last year. The increase was principally related to higher subsidies on certain popular handsets driven by competitive activity, increased dealer compensation costs related to the higher gross subscriber additions, and higher advertising and promotion spending related to wireless number portability and new product launches. With higher ARPU in the first quarter, despite a slightly higher churn rate, the lifetime revenue per subscriber improved by $60 to $4,595. COA as a percentage of lifetime revenue was 9.5% in the first quarter of 2007 unchanged from the same period in 2006 reflecting continued execution of TELUS' profitable growth strategy.

TELUS Corporation - Management's discussion and analysis - 2007 Q1


o General and administration expenses increased by $37.6 million in the first quarter of 2007, when compared to the same period last year, due principally to the $20.4 million non-cash charge for share option awards granted prior to 2005. Excluding this charge, general and administration expenses grew by $17.2 million mainly due to the increase in employees. The 12.8% increase in employees, which was lower than the growth in Network revenue, supported the significant growth in the subscriber base and continued expansion of the client care team and company-owned retail stores. Moreover, occupancy and client-related costs were higher.

o Restructuring costs were in respect of the Company's operational efficiency program.

   -----------------------------------------------------------------------------
   EBITDA ($ MILLIONS) AND EBITDA MARGIN (%)           QUARTERS ENDED MARCH 31
   WIRELESS SEGMENT                                 2007       2006       Change
   -----------------------------------------------------------------------------

   EBITDA                                          443.4      395.9      12.0%
   EBITDA (as adjusted) (1)                        463.8      395.9      17.2%
   EBITDA margin                                    44.1       44.6     (0.5)pts
   EBITDA margin (as adjusted) (1)                  46.1       44.6      1.5 pts
   -----------------------------------------------------------------------------
   (1) Excludes a non-cash charge of $20.4 million in 2007 for introducing a net-cash settlement feature for share option awards granted prior to 2005. EBITDA (as adjusted) is regularly reported to the chief operating decision-maker and corresponds to the definition used in setting TELUS' 2007 Wireless EBITDA target and revised guidance.
   -----------------------------------------------------------------------------

Wireless segment EBITDA increased by $47.5 million in the first quarter of 2007, when compared to the same period in 2006. When adjusted to exclude the non-cash charge for options expense in 2007, EBITDA increased by $67.9 million due to strong revenue growth partially offset by the higher COA per gross subscriber addition, increased retention spend prior to the implementation of wireless number portability in mid-March 2007, and higher operations costs to support growth in the total subscriber base.

TELUS Corporation - Management's discussion and analysis - 2007 Q1


6.     FINANCIAL CONDITION

The following are changes in the Consolidated balance sheets in the three month period ended March 31, 2007.

   ------------------------------------------------------------------------------------------------------------------------------
                                 MARCH 31,      Dec. 31,       Change     % Change      Explanation of the change in balance
                                     2007           2006
   ($ millions)                               (adjusted)
   ------------------------------------------------------------------------------------------------------------------------------

   CURRENT ASSETS
      Cash and temporary           534.0         (11.5)        545.5         n.m.       See Section 7. Liquidity and capital
      investments, net                                                                  resources

      Short-term investments       110.7         110.2           0.5         0.5%       Investments of surplus cash

      Accounts receivable          959.3         707.2         252.1        35.6%       Increased by $350 million for the
                                                                                        reduction in proceeds from
                                                                                        securitized accounts
                                                                                        receivable, net of the receipt
                                                                                        of inducements for
                                                                                        renegotiated leases, lower
                                                                                        days outstanding on wireline
                                                                                        receivables and a decrease in
                                                                                        wireless postpaid airtime and
                                                                                        receivables from dealers

      Income and other              94.2          95.4          (1.2)       (1.3)%      --
      taxes receivable

      Inventories                  159.4         196.4         (37.0)      (18.8)%      Primarily a reduction in wireless
                                                                                        inventories following expansion
                                                                                        of new handset inventories in the
                                                                                        fourth quarter of 2006


      Prepaid expenses             255.8         195.3          60.5        31.0%       Primarily prepayment of annual
      and other                                                                         wireless licence fees as well as
                                                                                        accrued and prepaid employee
                                                                                        benefits net of amortization

      Derivative assets             62.6          40.4          22.2        55.0%       Includes fair value adjustments
                                                                                        for share-based compensation
   ------------------------------------------------------------------------------------------------------------------------------
   CURRENT LIABILITIES
      Accounts payable and       1,585.1       1,363.6         221.5        16.2%       Primarily an increase in net-cash
      accrued liabilities                                                               settled share options liability and
                                                                                        a seasonal increase in accrued
                                                                                        interest payable

      Income and other               8.9          10.3          (1.4)      (13.6)%      --
      taxes payable

      Restructuring accounts        36.1          53.1       (17.0)        (32.0)%      Payments under previous and current
      payable and                                                                       programs exceeded new obligations
      accrued liabilities

      Advance billings and         609.7         606.3           3.4         0.6%       Primarily increased billings net of
      customer deposits                                                                 lower price cap deferred revenue

      Current maturities         1,351.6       1,433.5         (81.9)       (5.7)%      Primarily reflects repayment of $70
      of long-term debt                                                                 million ofmedium-term TCI notes that
                                                                                        matured in February and a decrease
                                                                                        in the Canadian dollar value of U.S.
                                                                                        dollar notes due June 1

      Current portion of           172.4         165.8           6.6         4.0%       Primarily foreign exchange rate
      derivative liabilities                                                            changes and fair value adjustments to
                                                                                        the deferred hedging liability
                                                                                        associated with U.S. dollar notes
                                                                                        due June 1

      Current portion of           238.7         250.9         (12.2)       (4.9)%      A decrease in temporary differences
      future income taxes                                                               for current assets and
                                                                                        liabilities. The December 31, 2006
                                                                                        balance includes a
                                                                                        reclassification of $157.7 million
                                                                                        from long-term future income
                                                                                        taxes. See Section 8.2 Accounting
                                                                                        policy developments - Income taxes
                                                                                        arising from partnership income
                                                                                        and Note 2(c) of the interim
                                                                                        Consolidated financial statements

   ------------------------------------------------------------------------------------------------------------------------------
    WORKING CAPITAL (1)         (1,826.5)     (2,550.1)        723.6        28.4%       Includes an increase in cash and
                                                                                        temporary investments ahead of the
                                                                                        June 1, 2007 debt maturity. See
                                                                                        Section 7.3 Cash provided (used) by
                                                                                        financing activities
   ------------------------------------------------------------------------------------------------------------------------------
   (1) Current assets subtracting Current liabilities - an indicator of the ability to finance current operations and meet obligations as they fall due.
   ------------------------------------------------------------------------------------------------------------------------------

TELUS Corporation - Management's discussion and analysis - 2007 Q1



Table continued from the previous page.

   ------------------------------------------------------------------------------------------------------------------------------
                                 MARCH 31,      Dec. 31,       Change     % Change      Explanation of the change in balance
                                     2007           2006
   ($ millions)                               (adjusted)
   ------------------------------------------------------------------------------------------------------------------------------

   CAPITAL ASSETS, NET          10,994.3      10,982.1          12.2         0.1 %      See Sections 5.3 Consolidated results
                                                                                        from operations - Depreciation and
                                                                                        amortization and 7.2 Cash used by
                                                                                        investing activities
   ------------------------------------------------------------------------------------------------------------------------------
   OTHER ASSETS
      Deferred charges           1,022.0         956.6          65.4         6.8%       Primarily pension plan contributions
                                                                                        and pension recoveries resulting from
                                                                                        favourable returns on plan assets

      Investments                   41.5          35.2           6.3        17.9%       New investments net of divestitures

      Goodwill                   3,169.6       3,169.5           0.1         0.0%       --
   ------------------------------------------------------------------------------------------------------------------------------
   LONG-TERM DEBT                4,312.5       3,474.7         837.8        24.1%       Includes notes issued in March totalling
                                                                                        $1 billion net of the repayment of
                                                                                        bank facilities and a reduction in
                                                                                        the Canadian dollar value of 2011 U.S.
                                                                                        dollar notes
   ------------------------------------------------------------------------------------------------------------------------------
   OTHER LONG-TERM LIABILITIES   1,498.4       1,257.3         241.1        19.2%       Primarily foreign exchange rate
                                                                                        changes and a fair value adjustment
                                                                                        of the deferred hedging liability
                                                                                        associated with 2011 U.S. dollar notes
   ------------------------------------------------------------------------------------------------------------------------------
   FUTURE INCOME TAXES             934.5         909.6          24.9         2.7%       An increase in temporary differences
                                                                                        for long-term assets and liabilities
   ------------------------------------------------------------------------------------------------------------------------------
   NON-CONTROLLING INTERESTS        25.1          23.6           1.5         6.4%       --
   ------------------------------------------------------------------------------------------------------------------------------
   SHAREHOLDERS' EQUITY
      Common equity              6,630.4       6,928.1        (297.7)       (4.3)%      Decreased primarily from:

                                                                                        o  Normal course issuer bid
                                                                                           expenditures of $200.7 million;

                                                                                        o  Dividends of $125.9 million; and

                                                                                        o  Transitional amounts for
                                                                                           accumulated other comprehensive
                                                                                           income of $176.2 million;

                                                                                        Partly offset by:

                                                                                        o  Net income of $194.8 million; and

                                                                                        o  Other comprehensive income of
                                                                                           $30.3 million.
   ------------------------------------------------------------------------------------------------------------------------------

7.     LIQUIDITY AND CAPITAL RESOURCES

7.1 CASH PROVIDED BY OPERATING ACTIVITIES

   -----------------------------------------------------------------------------
    ($ millions)                                  QUARTERS ENDED MARCH 31
                                              2007          2006       Change
   -----------------------------------------------------------------------------

                                             460.6         673.1       (31.6)%
   -----------------------------------------------------------------------------

Cash provided by operating activities decreased by $212.5 million in the first quarter of 2007, when compared with the same period in 2006, due primarily to the following:

o Proceeds from securitized accounts receivable were reduced by a net $350 million during the first quarter of 2007, compared with a net reduction of $100 million in first quarter of 2006;

o Income taxes received net of installment payments decreased by $89.5 million in the first quarter of 2007 when compared to the same period in 2006, due mainly to collection of income taxes receivable during first quarter of 2006;

o Interest received decreased by $20.6 million in the first quarter of 2007 when compared to the same period in 2006 primarily due to the receipt of interest on tax refunds in the prior year; and

o Interest paid increased by $10.5 million in the first quarter of 2007 when compared to the same period in 2006 due mainly to payment of forward starting interest rate swaps in 2007.

The above decreases were partly offset by the following:

TELUS Corporation - Management's discussion and analysis - 2007 Q1



o Share-based compensation (share options awards expense in excess of payments) increased by $130.2 million in the first quarter of 2007, when compared with the same period in 2006, primarily as a result of introducing a net-cash settlement feature for share option awards prior to 2005. When share-based compensation is added back to EBITDA, the net increase was $31.8 million in the first quarter of 2007 when compared to the same period in 2006;

o Restructuring payments decreased by $10.6 million in the first quarter of 2007 when compared to the same period in 2006; and

o Changes to non-cash working capital including reduced inventory in the first quarter of 2007 as well as an increase in accounts payable in the first quarter of 2007 versus a comparative decrease in accounts payable in the first quarter of 2006.

7.2 CASH USED BY INVESTING ACTIVITIES

   --------------------------------------------------------------------------
   ($ millions)                                 QUARTERS ENDED MARCH 31
                                             2007        2006       Change
   --------------------------------------------------------------------------
                                            392.3       316.1        24.1 %
   --------------------------------------------------------------------------

Cash used by investing activities increased by $76.2 million in the first quarter of 2007, when compared with the same period in 2006, due primarily to greater capital expenditures.

Assets under construction were $494.7 million at March 31, 2007, a decrease from $725.4 million at December 31, 2006, which primarily reflects a transfer of $342.1 million to intangible assets subject to amortization. This transfer was mainly for activation of certain phases of the new consolidated wireline billing system.

   -----------------------------------------------------------------------------
   CAPITAL EXPENDITURES                               QUARTERS ENDED MARCH 31
   ($ in millions, except                          2007       2006      Change
      capital expenditure intensity in %)
   -----------------------------------------------------------------------------
   Wireline segment                               270.7      259.0        4.5%
   Wireless segment                               111.2       61.5       80.8%
   -----------------------------------------------------------------------------
   TELUS consolidated capital expenditures        381.9      320.5       19.2%
   =============================================================================
   Capital expenditure intensity (1)               17.3       15.4      1.9 pts
   -----------------------------------------------------------------------------
   (1) Capital expenditure intensity is measured by dividing capital expenditures by operating revenues. This measure provides a method of comparing the level of capital expenditures to other companies of varying size within the same industry.
   -----------------------------------------------------------------------------

TELUS' capital intensity ratio in the first quarter of 2007 was slightly less than the intensity ratio implied by the Company's annual guidance for consolidated revenues and capital expenditures. See Section 9: Annual guidance for 2007. TELUS' EBITDA less capital expenditures was $382.4 million in the first quarter of 2007, a decrease of 29.5% from the same period in 2006 primarily due to the $173.5 million charge in 2007 for introducing a net-cash settlement feature for options granted prior to 2005. TELUS' EBITDA (as adjusted) less capital expenditures was $555.9 million in the first quarter of 2007, an increase of 2.5% from the same period in 2006.

o Wireline segment capital expenditures increased by $11.7 million in the first quarter of 2007 when compared to the same period in 2006. The increase was primarily due to up-front capital investment to support new enterprise customers in Central Canada as well as increased investment in broadband site expansion, net of lower expenditures for billing system development. Capital expenditure intensity for the wireline segment was 22.0% in the first quarter of 2007, as compared with 21.2% in the same period of 2006. Wireline cash flow (EBITDA less capital expenditures) was $50.2 million in the first quarter of 2007, a decrease of 75.8% from the same period in 2006. Wireline cash flow based on EBITDA (as adjusted) was $203.3 million in the first quarter of 2007, a decrease of 2.2% from the same period in 2006.

o Wireless segment capital expenditures increased by $49.7 million in the first quarter of 2007 when compared to the same period in 2006. The increase was principally related to continued enhancement of digital wireless capacity and coverage, strategic investments in higher-speed
     (EVDO) wireless network technology, and enablement of wireless number portability. Capital expenditure intensity for the wireless segment was 11.1% in the first quarter of 2007, as compared with 6.9% in the same period of 2006. Wireless cash flow (EBITDA less capital expenditures) was $332.2 million in the first quarter of 2007, a decrease of 0.7% from the same period in 2006. However, wireless cash flow based on EBITDA (as adjusted) was $352.6 million in the first quarter of 2007, an increase of 5.4% from the same period in 2006.

TELUS Corporation - Management's discussion and analysis - 2007 Q1


7.3 CASH PROVIDED (USED) BY FINANCING ACTIVITIES

   -----------------------------------------------------------------------------
    ($ millions)                                 QUARTERS ENDED MARCH 31
                                             2007          2006       Change
   -----------------------------------------------------------------------------

                                            477.2        (366.7)         n.m.
   -----------------------------------------------------------------------------

Cash provided by financing activities increased by $843.9 million in the first quarter of 2007, when compared with cash used by financing activities in the same period of 2006. Financing activities included:

o Proceeds from Common Shares and Non-Voting Shares issued were $0.4 million in the first quarter of 2007, a decrease of $32.8 million when compared to the same period in 2006. The decrease was due mainly to implementation of the net-cash settlement feature for share option awards granted prior to 2005 as well as introduction of the net equity settlement feature on May 1, 2006 and fewer exercised options in the first quarter of 2007 compared to the same period in 2006.

o Cash dividends paid to shareholders were $125.9 million in the first quarters of 2007, an increase of $30.0 million due to the higher quarterly dividend paid per share, partly offset by lower average shares outstanding.

o The Company's renewed NCIB program (Program 3) came into effect on December 20, 2006 and is set to expire on December 19, 2007. At March 31, 2007, the Company has purchased 16.5% of the maximum 12 million Common shares and 14.3% of the maximum 12 million Non-Voting Shares under this program. From December 20, 2004 to March 31, 2007, TELUS has repurchased approximately
     18.4 million Common Shares and 24.5 million Non-Voting Shares for $1.97 billion under three NCIB programs.

     The following table shows purchases under NCIB programs in the first quarters of 2007 and 2006.

     NORMAL COURSE ISSUER BID PROGRAMS
   ----------------------------------------------------------------------------------------------------------------------------

                                                  SHARES REPURCHASED                           PURCHASE COST ($ MILLIONS)
                                    ---------------------------------------------     -----------------------------------------
                                                                                      Charged to       Charged to
                                      Common         Non-Voting                         Share          Retained
    BY PROGRAM                         Shares           Shares          Total         capital (1)      earnings(2)      Paid
    -----------------------------------------------------------------------------     -----------------------------------------
   Program 2
      First quarter of 2006            1,783,300       3,334,500       5,117,800            93.3          138.3         231.6
   ------------------------------------------------------------------------------     -----------------------------------------

   Program 3
      FIRST QUARTER OF 2007            1,975,000       1,530,000       3,505,000            57.8          142.9         200.7
   ============================================================================================================================
   (1) Represents the book value of shares repurchased
   (2) Represents the cost in excess of the book value of shares repurchased
   ----------------------------------------------------------------------------------------------------------------------------

o A major debt issue was completed in March 2007 with five-year and 10-year maturities:

     2012 Canadian dollar notes: the Company publicly issued $300 million 4.50%, Series CC, Notes at a price of $999.91 per $1,000.00 of principal.

     2017 Canadian dollar notes: the Company publicly issued $700 million 4.95%, Series CD, Notes at a price of $999.53 per $1,000.00 of principal.

     The notes are redeemable at the option of the Company, in whole at any time, or in part from time to time, on not fewer than 30 and not more than 60 days' prior notice, at a redemption price equal to the greater of (i) the present value of the notes discounted at the Government of Canada yield plus 15 basis points for the 2012 notes and 24 basis points for the 2017 notes, or (ii) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

o    The remaining debt issues were mainly periodic draws on the bank facility.

o Debt repayments in the first quarter of 2007 included periodic repayments of the Company's bank facilities, such that the balance at March 31 was fully repaid. In addition, $70 million of TELUS Communications Inc. 7.10% Medium-Term Notes that matured in February were repaid.

TELUS Corporation - Management's discussion and analysis - 2007 Q1


Proceeds from the March 2007 debt issue, combined with a possible issue of commercial paper and a possible increase in securitized accounts receivable, are expected to be used for general corporate purposes, including repayment of U.S. $1,166.5 million principal for the June 2007 7.50% U.S. dollar notes (approximately $1,500 million). Anticipated requirements to meet long-term debt repayments, including related hedge amounts and calculated upon such long-term debts owing as at March 31, 2007, during each of the five years ending December 31 are as follows:

     LONG-TERM DEBT MATURITIES
   -----------------------------------------------------------------------------
   ($ millions)                  Principal(1)    Deferred hedging       Total
                                                  liability, net
   -----------------------------------------------------------------------------
   2007 (balance of year)         1,348.3             139.6            1,487.9
   2008                               4.8                --                4.8
   2009                               1.5                --                1.5
   2010                              81.7                --               81.7
   2011                           2,003.1             947.5            2,950.6
   -----------------------------------------------------------------------------
   (1) Where applicable, principal repayments reflect foreign exchange rates at March 31, 2007.
   -----------------------------------------------------------------------------

7.4 LIQUIDITY AND CAPITAL RESOURCE MEASURES

   -------------------------------------------------------------------------------------------------------------
   As at, or 12-month periods ended, March 31                          2007           2006           Change
   -------------------------------------------------------------------------------------------------------------

   COMPONENTS OF DEBT AND COVERAGE RATIOS (1) ($ MILLIONS)
   -------------------------------------------------------
   Net debt (including securitized accounts receivables)            6,178.6        6,132.7             45.9
   Total capitalization                                            12,981.5       12,954.7             26.8

   EBITDA - excluding restructuring costs                           3,547.7        3,363.0            184.7
   Net interest cost                                                  495.3          611.7           (116.4)

   DEBT RATIOS
   -----------
   Fixed-rate debt as a proportion of
      total indebtedness (%)                                           98.9           92.3           6.6 pts
   Average term to maturity of debt (years)                             5.0            5.2             (0.2)

   Net debt to total capitalization (%) (1)                            47.6           47.3           0.3 pts
   Net debt to EBITDA - excluding restructuring costs(1)                1.7            1.8             (0.1)

   COVERAGE RATIOS (1)
   -------------------
   Interest coverage on long-term debt                                  3.8            2.6              1.2
   EBITDA - excluding restructuring costs interest coverage             7.2            5.5              1.7

   OTHER MEASURES
   --------------
   Free cash flow ($ millions) (2) - 12-month trailing              1,416.5        1,521.6           (105.1)
   Dividend payout ratio (%) (1)                                         46             59          (13) pts
   -------------------------------------------------------------------------------------------------------------
   (1) See Section 11.4 Definition of liquidity and capital resource measures.
   (2) See Section 11.2 Free cash flow for the definition.
   -------------------------------------------------------------------------------------------------------------

Net debt and total capitalization are calculated on a basis generally consistent with the Company's credit agreements. Net debt excludes accumulated comprehensive income amounts arising from financial instruments used to manage interest rate and currency risks associated with U.S. dollar denominated debt. Total capitalization also excludes accumulated other comprehensive income. See
Section 11.4.

Total capitalization increased from higher retained earnings net of lower share capital. The net debt to EBITDA ratio measured at March 31, 2007 improved primarily as a result of higher EBITDA excluding restructuring costs. The average term to maturity of debt of 5 years at March 31, 2007 represents an increase from 4.5 years at December 31, 2006 due to the debt issue and repayment of bank facilities in the first quarter of 2007. Substantially all debt is on a fixed-rate basis.

Interest coverage on long-term debt improved by 0.6 because of lower interest expenses, and improved by 0.6 because of increased income before taxes and interest expense. The EBITDA interest coverage ratio improved by 0.3 due to lower net interest cost and improved by 1.4 due to higher EBITDA (excluding restructuring costs). The decrease in 12-month trailing free cash flow resulted from higher capital expenditures and lower recoveries of income tax and related interest, net of improved EBITDA before share-based compensation and lower interest paid. The dividend payout ratio at March 31, 2007 was within the target guideline of 45 to 55% for sustainable net earnings as the charge for adding the net-cash settlement feature for option awards granted prior to 2005 in the first quarter of 2007 was generally offset by positive tax impacts in the last nine months of 2006. The dividend payout ratio at March 31, 2006 was above the guideline because income for the 12-month trailing period included after-tax costs for the 2005 labour disruption.

TELUS Corporation - Management's discussion and analysis - 2007 Q1



The Company's strategy is to maintain the financial policies and guidelines set out below. The Company believes that these measures are currently at the optimal level and provide access to capital at a reasonable cost by maintaining credit ratings in the range of BBB+ to A-, or the equivalent.

TELUS' long-term financial policies and guidelines are:

o  Net debt to total capitalization of 45 to 50%;
o  Net debt to EBITDA of 1.5 to 2.0 times; and
o  Dividend payout ratio of 45 to 55% of sustainable net earnings.

7.5 CREDIT FACILITIES

On March 2, 2007, the Company closed a new five-year $2 billion credit facility with a syndicate of 18 financial institutions. The new facility replaced $1.6 billion of existing credit facilities, of which $800 million would have expired in 2008 and $800 million would have expired in 2010. The new facility may be used for general corporate purposes including the backstop of commercial paper, which could be part of the refinancing of the $1.5 billion of TELUS notes coming due in June 2007. The new facility has no substantial changes in terms and conditions other than reduced pricing and extended term, which reflects favourable market conditions and TELUS' financial position. Notably, the May 2012 maturity date of the new credit facility extends beyond the maturity date of TELUS' June 2011 Notes.

TELUS had available liquidity from unutilized credit facilities of nearly $2 billion at March 31, 2007.


  TELUS CREDIT FACILITIES AT MARCH 31, 2007
 ------------------------------------------------------------------------------------------------------------------
  ($ in millions)                                                                      Outstanding
                                                                                     undrawn letters
                                                 Expiry             Size    Drawn      of credit        Available
 ------------------------------------------------------------------------------------------------------------------
 Five-year revolving facility (1)             May 1, 2012        2,000.0       --           100.1         1,899.9
 Other bank facilities                                 --           77.5       --             3.0            74.5
 ------------------------------------------------------------------------------------------------------------------
 Total                                                 --        2,077.5       --           103.1         1,974.4
 ==================================================================================================================
 (1) Canadian dollars or U.S. dollar equivalent.
 ------------------------------------------------------------------------------------------------------------------

TELUS' revolving credit facility contains customary covenants including a requirement that TELUS not permit its consolidated Leverage Ratio (Funded Debt to trailing 12-month EBITDA) to exceed 4.0:1 (approximately 1.7:1 at March 31,
2007) and not permit its consolidated Coverage Ratio (EBITDA to Interest Expense on a trailing 12-month basis) to be less than 2.0:1 (approximately 7.2:1 at March 31, 2007) at the end of any financial quarter. There are certain minor differences in the calculation of the Leverage Ratio and Coverage Ratio under the credit agreement as compared with the calculation of Net debt to EBITDA and EBITDA interest coverage. Historically, the calculations have not been materially different. The covenants are not impacted by revaluation of capital assets, intangible assets and goodwill for accounting purposes. Continued access to TELUS' credit facility is not contingent on the maintenance by TELUS of a specific credit rating.

7.6 ACCOUNTS RECEIVABLE SALE

On July 26, 2002, TCI, a wholly owned subsidiary of TELUS, entered into an agreement, which was amended September 30, 2002, and March 1, 2006, and November 30, 2006, with an arm's-length securitization trust under which TCI is able to sell an interest in certain of its trade receivables up to a maximum of $650 million. As a result of selling the interest in certain of the trade receivables on a fully serviced basis, a servicing liability is recognized on the date of sale and is, in turn, amortized to earnings over the expected life of the trade receivables. This revolving-period securitization agreement had an initial term ending July 18, 2007; the November 30, 2006 amendment resulted in the term being extended to July 18, 2008.

TCI is required to maintain at least a BBB (low) credit rating by DBRS or the securitization trust may require the sale program to be wound down. The necessary credit rating was exceeded by three levels at A (low) as of May [1], 2007. The balance of proceeds from securitized receivables was $150 million on March 31, 2007, a decrease of $350 million from December 31, 2006. In comparison, the balance of proceeds from securitized receivables on March 31, 2006 was $400 million.

7.7 CREDIT RATINGS

In the first quarter of 2007, two credit rating agencies upgraded their ratings for TELUS. On February 26, 2007, Moody's Investors Services upgraded its rating for TELUS by one level to Baa1 (equivalent to BBB+) and assigned an outlook of stable. On March 5, 2007, DBRS upgraded the rating of TELUS notes to A (low) from BBB (high) and confirmed its A (low) ratings for TCI, all with a stable trend. In addition, DBRS confirmed its preliminary rating of R-1 (low) for TELUS' planned commercial paper program.

TELUS Corporation - Management's discussion and analysis - 2007 Q1



    ----------------------------------------------------------------------------
    CREDIT RATING SUMMARY          DBRS(1)     S&P(1)    MOODY'S((1))   FITCH(1)
    ----------------------------------------------------------------------------

    TELUS CORPORATION
      Senior bank debt             --          --        --             BBB+
      Notes                        A (low)     BBB+      Baa1           BBB+
      Commercial paper             R-1 (low)   --        --             --

    TELUS COMMUNICATIONS INC.
      Debentures                   A (low)     BBB+      --             BBB+
      Medium-term notes            A (low)     BBB+      --             BBB+
      First mortgage bonds         A (low)     A-        --             --
    ----------------------------------------------------------------------------
    (1) Outlook or trend stable.
    ----------------------------------------------------------------------------

7.8 FINANCIAL INSTRUMENTS; COMMITMENTS AND CONTINGENT LIABILITIES

     Financial instruments (Note 4 of the interim Consolidated financial statements)

The Company's financial instruments consist of cash and temporary investments, accounts receivable, investments accounted for using the cost method, accounts payable, restructuring accounts payable, short-term obligations, long-term debt, interest rate swap agreements, share-based compensation cost hedges, as further discussed in Note 10(b)-(c) of the interim Consolidated financial statements, and foreign exchange hedges.

Fair value: The carrying value of cash and temporary investments, accounts receivable, accounts payable, restructuring accounts payable and short-term obligations approximates their fair values due to the immediate or short-term maturity of these financial instruments. The carrying values of the Company's investments accounted for using the cost method would not exceed their fair values.

The carrying value of short-term investments equals their fair value as they are classified as held for trading. The fair value is determined directly by reference to quoted market prices.

The fair values of the Company's long-term debt are estimated based on quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same maturity as well as the use of discounted future cash flows using current rates for similar financial instruments subject to similar risks and maturities. The fair values of the Company's derivative financial instruments used to manage exposure to interest rate and currency risks are estimated similarly.

The fair values of the Company's derivative financial instruments used to manage exposure to increases in compensation costs arising from certain forms of share-based compensation are estimated based upon fair value estimates of the related cash-settled equity forward agreements provided by the counterparty to the transactions.

The effect of the adoption of comprehensive income on the Company's derivatives was to record them at their fair values rather than at their carrying amounts. The primary change was in derivatives classified as held for hedging and used to manage interest rate and currency risks associated with U.S. dollar denominated debt, as shown in the table below.

TELUS Corporation - Management's discussion and analysis - 2007 Q1


   ---------------------------------------------------------------------------------------------------------------------
   As at                                                                MARCH 31, 2007            December 31, 2006
   ---------------------------------------------------------------------------------------------------------------------
   ($ millions)                                Hedging item
                                                 maximum         Carrying                    Carrying
                                               maturity date      amount      Fair value     amount        Fair value
   ---------------------------------------------------------------------------------------------------------------------
                                                                                                          (adjusted -
                                                                                                            Note 2(b))
   ---------------------------------------------------------------------------------------------------------------------
  LIABILITIES
     Long-term debt
      Principal (Note 15)                                        5,664.1       6,283.0        4,908.2          5,535.9
      Derivatives(1)(2) classified as held
       for hedging and used to manage
       interest rate and currency risks
       associated with U.S. Dollar
       denominated debt (Note 15(b))
       - Derivative asset                        June 2007         (32.3)                      (40.4)
       - Derivative liability
         - Current                               June 2007         171.9                       165.8
         - Non-current                           June 2011         947.5                       710.3
                                                                 -----------                 ----------
                                                                 1,087.1                       835.7
       - Interest payable                                           26.2                         6.3
                                                                 -----------                 ----------
       Net                                                       1,113.3       1,113.3         842.0           1,090.6
      Derivatives(1)(2) used to manage
       interest rate risk associated with
       planned refinancing of debt maturing
       June 1, 2007                              June 2007            --            --            --               6.5
   ---------------------------------------------------------------------------------------------------------------------
                                                                 6,777.4       7,396.3       5,750.2           6,633.0
   ---------------------------------------------------------------------------------------------------------------------
   (1) Notional amount of all derivative financial instruments outstanding is $5,030.9 (December 31, 2006 - $5,138.6).
   (2) Designated as cash flow hedging items.
   ---------------------------------------------------------------------------------------------------------------------

     Commitments and contingent liabilities (Note 17 of the interim Consolidated financial statements)

The Company has a $36.1 million liability recorded for outstanding commitments under its restructuring programs as at March 31, 2007. The Company's commitments and contingent liabilities have not changed significantly in the three-month period ended March 31, 2007. Changes to maturities of long-term debt as a result of financing activities in the first quarter of 2007 were described in Section
7.3 above.

A number of claims and lawsuits seeking damages and other relief are pending against the Company. It is impossible at this time for the Company to predict with any certainty the outcome of such litigation. However, management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would be material in relation to the Company's Consolidated financial position, excepting the items enumerated in Note 17(c) of the interim Consolidated financial statements.

TELUS Corporation - Management's discussion and analysis - 2007 Q1



7.9 OUTSTANDING SHARE INFORMATION

The following is a summary of the outstanding shares for each class of equity at March 31, 2007 and at April 20, 2007. In addition, for April 20, 2007 the total number of outstanding and issuable shares is presented assuming full conversion of outstanding options as well as options not yet granted, but for which shares have been reserved.

 -------------------------------------------------------------------------------

 Class of equity security                Common      Non-Voting     Total
 (millions of shares)                    Shares        Shares      shares
 -------------------------------------------------------------------------------

 Common equity
    Outstanding shares at March 31
    and April 20, 2007                    176.7        157.7        334.4    (1)

    Options outstanding and
    issuable(2)(3) at April 20, 2007        0.6         16.8         17.4
 -------------------------------------------------------------------------------

    Outstanding and issuable
    shares at April 20, 2007              177.3        174.5        351.8
 ===============================================================================
 (1) For the purposes of calculating diluted earnings per share, the number of shares for the first quarter of 2007 was 340.5.
 (2) Assuming full conversion and ignoring exercise prices.
 (3) Not reduced for any options that may have been forfeited or expired in the period April 1 to April 20, 2007.
 -------------------------------------------------------------------------------

8.     CRITICAL ACCOUNTING ESTIMATES AND ACCOUNTING POLICY DEVELOPMENTS

8.1  CRITICAL ACCOUNTING ESTIMATES

TELUS' critical accounting estimates are described Section 8.1 of its 2006 Management's discussion and analysis. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

8.2 ACCOUNTING POLICY DEVELOPMENTS (Note 2 of the interim Consolidated financial statements)

Accounting policies are consistent with those described in Note 1 of TELUS' 2006 Consolidated financial statements other than as set out below.

     Convergence with International Financial Reporting Standards

In 2006, Canada's Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public companies, being converged with International Financial Reporting Standards over a transitional period currently expected to be approximately five years. The precise timing of convergence will depend on an Accounting Standards Board progress review to be undertaken by early 2008.

Canadian GAAP will be converged with International Financial Reporting Standards through a combination of two methods: as current joint-convergence projects of the United States' Financial Accounting Standards Board and the International Accounting Standards Board are agreed upon, they will be adopted by Canada's Accounting Standards Board and may be introduced in Canada before the complete changeover to International Financial Reporting Standards; and standards not subject to a joint-convergence project will be exposed in an omnibus manner.

As this convergence initiative is very much in its infancy as of the date of these Consolidated financial statements, it would be premature to currently assess the impact of the initiative, if any, on the Company.

     Comprehensive income

Overview: Commencing with the Company's 2007 fiscal year, the recommendations of the CICA for accounting for comprehensive income (CICA Handbook Section 1530), for the recognition and measurement of financial instruments (CICA Handbook
Section 3855) and for hedges (CICA Handbook Section 3865) apply to the Company. Currently, the concept of comprehensive income for purposes of Canadian GAAP, in the Company's specific instance, is primarily to include changes in shareholders' equity arising from unrealized changes in the fair values of financial instruments.

The majority of the impact on the Company of adopting the other comprehensive income and related standards currently arises from the Company's cross currency interest rate swap agreements, as discussed further in Note 15(b) of the interim Consolidated financial statements, and, to a lesser extent, the cash-settled equity forward agreements that the Company entered into in respect of share-based compensation, as discussed further in Note 10(c) of the interim Consolidated financial statements.

In the application of hedge accounting to U.S. Dollar denominated long-term debt future cash outflows, an amount (the hedge value) is recorded in the Consolidated Balance Sheets in respect of the value of the hedging items. The difference between the hedge value that would be recorded on the consolidated balance sheet subsequent to, and prior to, the adoption of the newly applied CICA recommendations, in respect of the U.S. Dollar denominated long-term debt

TELUS Corporation - Management's discussion and analysis - 2007 Q1 future cash flows, is the difference between the fair value of the hedging items and the hedging asset or liability necessary to recognize the Canadian dollar equivalent of the value of the hedged items at the rate of exchange in the hedging items. This is illustrated in the following table:

   ------------------------------------------------------------------------------------------------------------------------
      As at ($ millions)                                       March 31, 2007                    December 31, 2006
   ------------------------------------------------------------------------------------ -----------------------------------
                                                    2007 Notes   2011 Notes    Total    2007 Notes    2011 Notes     Total
   ------------------------------------------------------------------------------------------------------------------------
   Canadian dollar equivalent of principal at
      rates of exchange in hedging items             1,483.3      2,950.5     4,433.8    1,483.3      2,950.5      4,433.8
   Canadian dollar equivalent of principal at
      balance sheet date rate of exchange            1,348.9      2,219.8     3,568.7    1,357.9      2,240.2      3,598.1
   ------------------------------------------------------------------------------------------------------------------------
   Hedge value necessary to reflect rates of
      exchange in hedging items                        134.4        730.7       865.1      125.4        710.3        835.7
   Difference arising from newly applied CICA
      recommendations(1)                                 5.2        216.8       222.0       14.2        250.8        265.0
   ------------------------------------------------------------------------------------------------------------------------
   Fair value of hedging items                         139.6        947.5     1,087.1      139.6        961.1      1,100.7
   ------------------------------------------------------------------------------------------------------------------------
   (1) The amounts as at December 31, 2006, are included in the transitional adjustments set out in Note 16(d).
   ------------------------------------------------------------------------------------------------------------------------

Comprehensive income as prescribed by U.S. GAAP, and which is disclosed in Note 19(g) of the interim Consolidated financial statements is largely aligned with comprehensive income as prescribed by Canadian GAAP, other than for pension accounting impacts. In the Company's specific instance, U.S. GAAP includes, in respect of pension and other defined benefit plans, the difference between the net funded status of the plans and the net accrued benefit asset or liability; Canadian GAAP does not include this currently, but an exposure draft from Canada's Accounting Standards Board issued in March 2007 proposes changes that would eliminate this difference no later than December 31, 2007.

Implementation and application: In the Company's specific instance, the transitional rules for these sections generally require prospective implementation at the beginning of a fiscal year (the exception being in respect of the cumulative foreign currency translation adjustment, which is retrospectively adjusted for at the beginning of the fiscal year of adoption).

Costs of issuing debt securities, less amortization, are now netted against the debt security from which they arose. This resulted in a consolidated balance sheet reclassification from deferred charges to long-term debt of $19.9 million as at December 31, 2006. Prior to 2007, costs of issuing debt securities were amortized on a straight-line basis, such costs are now required to be amortized using the effective interest method; the Company was not materially affected by the change in amortization method, which was prospectively applied.

In the further implementation of these recommendations, the Company has chosen to recognize as an asset or liability all embedded derivative instruments that exist as at January 1, 2007, and that are required to be separated from their host contract. The Company has selected this method so that there is no unnecessary difference from the application of U.S. GAAP.

In the ongoing application of these recommendations, the Company was required to select from a number of pertinent alternative acceptable accounting principles and methods and the Company has made the following selections:

  -------------------------------------------------------------------------------------------------------------------------------
   Financial instrument                     Classified as
                                            available for
                                           sale or held as      Classified as
                                          part of a hedging       held for
                                            relationship(1)      trading(1)(2)     Company's reason for classification selection
  -------------------------------------------------------------------------------------------------------------------------------
   Short-term marketable security                                     X            The Company has selected this
   investments(3) held as                                                          method as it better reflects
   at January 1, 2007                                                              management's investment intentions
    -----------------------------------------------------------------------------------------------------------------------------
   Long-term investments(3) held                  X                                The Company has selected classification
   as at January 1, 2007                                                           as available for sale as it better
                                                                                   reflects management's investment intentions
  -------------------------------------------------------------------------------------------------------------------------------

   Stand-alone derivatives which                  X                                The Company believes that classification
   are a part of an established                                                    as held for hedging results in a better
   and documented hedging relationship                                             matching of the change in the fair value
                                                                                   with the risk exposure being hedged
  -------------------------------------------------------------------------------------------------------------------------------
   (1)   The distinction between classification as available for sale (or held as part of a hedging relationship) or held for trading is that unrealized changes in the fair values of financial instruments classified as available for sale, or held for hedging, are included in other comprehensive income and unrealized changes in the fair values of financial instruments classified as held for trading are included in net income.
   (2)   Certain financial instruments that are not required to be classified as held for trading, may be classified as held for trading if the Company so chooses.
   (3)   In respect of investments in securities for which the fair values can be reliably measured, the Company determines the classification on an instrument-by-instrument basis at time of initial recognition.
  -------------------------------------------------------------------------------------------------------------------------------

TELUS Corporation - Management's discussion and analysis - 2007 Q1



o Accounts receivable available for sale to an arm's-length securitization trust are accounted for as loans and receivables. The Company has selected this method for accounting efficiency.
o Regular-way purchases or sales, which are those that are not net-settled, of financial assets or financial liabilities are recognized on the trade date. The Company has selected this method as it is consistent with the mandatory trade-date accounting required for derivative instruments.
o Transaction costs, other than in respect of held for trading items, are added to the initial fair value of the acquired financial asset or financial liability. The Company has selected this method as it believes that this results in a better matching of the transaction costs with the periods benefiting from the transaction costs.
o In respect of hedges of anticipated transactions, which in the Company's specific instance currently relates to inventory purchase commitments, hedge gains/losses which will be included in the cost of the inventory and will be expensed when the inventory is sold. The Company has selected this method as it believes that a better matching with the risk exposure being hedged is achieved.

Effects disclosure: The effects of the application of Handbook Sections 1530, 3855 and 3865 on the Company's results of operations and retained earnings for the three-month period ended March 31, 2007 and financial position at March 31, 2007 are enumerated in Note 2(b) of the interim Consolidated financial statements.

     Income taxes arising from partnership income

In mid-2006, Canada's Accounting Standards Board's Emerging Issues Committee issued a Draft Abstract regarding the accounting for income taxes related to entities that consolidate partnership interests that have a different year end than the consolidating entity. The Company has applied the guidance therein contained through its 2006 year end. In March 2007, the Emerging Issues Committee issued a revised Draft Abstract (RD59) which changed the approach to determination of the classification of future income taxes between current and non-current and the Company has retrospectively applied the guidance therein contained, which has, in the Company's specific current instance, the net effect of increasing the current portion of future income tax liabilities. The consolidated balance sheet reclassification is as set out in Note 2(c) of the interim Consolidated financial statements.

     Financial instruments - disclosure and presentation

Commencing with the Company's 2008 fiscal year, the new recommendations of the CICA for financial instrument disclosures and presentation (CICA Handbook
Section 3862) will apply to the Company. The new recommendations will result in incremental disclosures, relative to those currently, with an emphasis on risks associated with both recognized and unrecognized financial instruments to which an entity is exposed during the period and at the balance sheet date, and how an entity manages those risks. The Company is assessing how it will be affected by these new recommendations.

9.     ANNUAL GUIDANCE FOR 2007

     Guidance confirms annual financial and operating targets for 2007

The following discussion is qualified in its entirety by the Forward-looking statements at the beginning of Management's discussion and analysis, as well as
Section 10: Risks and risk management of TELUS' 2006 Management's discussion and analysis and this report.

TELUS Corporation - Management's discussion and analysis - 2007 Q1


Management has confirmed the 12 financial and operating targets set out in its 2006 annual Management's discussion and analysis. In addition, clarification has been provided for the impacts of introducing a net-cash settlement feature for share option awards granted prior to 2005, which were specifically excluded from the EBITDA and earnings per share guidance and targets.

--------------------------------------------------------------------------------
                                                      Confirmed guidance and
                                                     original targets for 2007
--------------------------------------------------------------------------------
CONSOLIDATED
  Revenues                                          $9.175 to $9.275 billion

  EBITDA (1) (as adjusted) (2)                      $3.725 to $3.825 billion

  Earnings per share - basic (as adjusted) (3)           $3.25 to $3.45

  Capital expenditures                               Approx. $1.75 billion

--------------------------------------------------------------------------------
WIRELINE SEGMENT
  Revenue (external)                                 $4.85 to $4.9 billion

  EBITDA (as adjusted) (2)                          $1.775 to $1.825 billion

  Capital expenditures                                Approx. $1.2 billion

  High-speed Internet net additions                    More than 135,000
--------------------------------------------------------------------------------
WIRELESS SEGMENT
  Revenue (external)                                $4.325 to $4.375 billion

  EBITDA (as adjusted) (2)                           $1.95 to $2.0 billion

  Capital expenditures                                Approx. $550 million

  Wireless subscriber net additions                    More than 550,000
--------------------------------------------------------------------------------
 (1) See Section 11.1 Earnings before interest taxes depreciation and amortization (EBITDA), alternatively calculated as Operating revenues less Operations expense less Restructuring costs.
 (2) Excluding a cash-settled share option expense of approximately $180 million in 2007 for introducing the net-cash settlement feature, of which, approximately $155 million is in wireline and approximately $25 million is in wireless.
 (3) Excluding an after-tax charge per share of approximately $0.33 for introducing the net-cash settlement feature.
------------------------------------------------------------------------------


The following key assumptions were made at the time the original targets for 2007 were announced in December 2006. Management believes the assumptions remain reasonable.

    -----------------------------------------------------------------------------------------------------------------------------
     KEY ASSUMPTION FOR 2007 TARGETS                                ACTUAL RESULT FOR THE YEAR TO-DATE

    -----------------------------------------------------------------------------------------------------------------------------
    Canadian real GDP growth of 2.7% (revised to 2.8%)              The Conference Board of Canada recently issued a
                                                                    revised estimate of 2.8% for 2007

    Increased wireline competition in both business and consumer    Cable-TV competitors have begun to market VoIP services
    markets, particularly from cable-TV and VoIP companies          to home office type business in some communities

    Forbearance for local retail wireline services in major         Assumption unchanged with the recent Federal Cabinet
    urban markets by the second half of 2007                        Order-in-Council that simplified the conditions for
                                                                    regulatory forbearance. See Section 10.1 Regulatory

    No further price cap mandated consumer price reductions         The CRTC's decision on the parameters for the next
                                                                    price cap period was announced on April 30,
                                                                    2007. See Section 10.1 Regulatory

    Canadian wireless industry market penetration gain              TELUS' gross additions and net additions in the
    of 4.5 to five percentage points                                first quarter of 2007 were consistent with this assumption

    TELUS would record approximately $50 million of                 Updated. Restructuring costs are currently not
    restructuring expenses                                          expected to exceed $50 million in 2007

    TELUS' statutory income tax rate is expected to                 Assumption unchanged. See Section 5: Consolidated
    be 33 to 34% and minimal cash tax payments in 2007              results from operations - Income taxes

    A discount rate of 5.0% and expected long-term average          Assumptions unchanged
    return of 7.25% for pension accounting

    Average shares outstanding of 330 to 335 million                Average shares outstanding were 337.1 million in the
    shares for the full year                                        first quarter of 2007, a decrease of about 3.5%
                                                                    from the same period in 2006 that is in range of
                                                                    the 2.5 to 4% reduction implied by thekey assumption
                                                                    for the full year
    -----------------------------------------------------------------------------------------------------------------------------

TELUS continues to have long-term policy guidelines for Net debt to total capitalization, Net debt to EBITDA and dividend payout, described in Section
7.4. The 2007 confirmed guidance is in compliance with these policy guidelines.

TELUS Corporation - Management's discussion and analysis - 2007 Q1



10.    RISKS AND RISK MANAGEMENT

The following are significant updates to the risks described in Section 10 of TELUS' 2006 Management's discussions and analyses.

10.1 REGULATORY

The outcome of any existing or future regulatory reviews, proceedings, court appeals, Federal Cabinet appeals or other regulatory developments could have a material impact on TELUS' operating procedures, costs and revenues.

     Local forbearance

In March 2007, the CRTC issued Decision 2007-18 approving forbearance from regulation of local residential services in Fort McMurray, Alberta, subject to TELUS demonstrating that it has met 14 competitor quality-of-service criteria. On April 4, 2007, the Federal Government issued an Order-in-Council that varied the conditions for forbearance in CRTC's Decision 2006-15 Forbearance from regulation of retail local exchange services. Among other provisions, the Order-in-Council abolished the 25% market share loss threshold, but retained the requirement for incumbent local exchange carriers (ILECs) to meet each of nine competitor quality-of-service standards averaged over six months for all competitors (compared with the previous requirement to meet each of 14 quality-of-service standards for six consecutive months). The Order-in-Council also eliminated restrictions on winback activities and changed the definition of a local market from a broader local forbearance region to a local exchange.

For business services, application for forbearance can now be made where there is a choice of facilities-based phone providers. For consumer services, application for forbearance can now be made in any retail local exchange market that has at least three competitors with their own infrastructure - typically the ILEC, a wireless carrier not affiliated with the ILEC and a cable-TV company offering VoIP services.

The CRTC will have up to 120 days to issue a decision on a forbearance application and will give precedence initially to applications for the largest Canadian metropolitan areas, which for TELUS are Vancouver, Calgary and Edmonton. The Company expects to demonstrate that the conditions for forbearance have been met in many of the large centres in its incumbent territories and has filed forbearance applications for Victoria, Vancouver, Calgary, Edmonton and Rimouski. TELUS expects to have more flexibility in the marketing of products and services in forborne markets as a result these changes.

     Price cap regulation

On March 14, 2007, the CRTC issued Telecom Decision CRTC 2007-15 denying Barrett Xplore Inc.'s application to review and vary the Commission's 2006 deferral account ruling that allowed TELUS to use deferral accounts funds for the expansion of broadband services for rural and remote areas. In February, the Federal Cabinet denied a related appeal by Barrett.

The CRTC is expected move ahead with the examination of TELUS' broadband expansion proposal. However, the deferral account ruling continues to be subject to challenges in the Federal Court of Appeal by consumer groups and Bell Canada. The Company expects the Federal Court to hear the deferral account appeals launched by these parties (now unified into one proceeding) later this year. TELUS is intervening in the court appeal process to preserve its discretion to spend the deferral account funds on broadband expansion plans.

On April 30, 2007, the CRTC issued its decision on the parameters in effect for the next price cap period beginning June 2007. The decision confirmed the Company's assumption of no further residential non-high cost serving area mandated price reductions. The Company continues to assess the overall impact of the Price Cap decision.

     Wireless number portability (WNP)

Phase one of WNP (sometimes referred to as local number portability, or LNP) was implemented successfully on March 14, 2007 in the majority of populated centres in Canada by Canadian wireless carriers, including TELUS. Implementation of WNP in remaining areas is mandated for September 2007. With the implementation of WNP in 2007, Canada is the second country in the world after the United States to offer complete number portability: wireless-to-wireless, wireless-to-wireline and wireline-to-wireless. WNP could lead to an increase in migration of network access lines to wireless services, increased wireless subscriber churn and/or additional customer retention costs for the Company, as well as present opportunities to TELUS to market more effectively in the business/enterprise market in Central Canada where TELUS has a lower market share than its competitors. There can be no assurance that this will be the case.

     Review of certain Phase II costing issues

The CRTC initiated a proceeding (Public Notice 2007-4) in March 2007 to review cost calculation methods, referred to as Phase II costs, for regulated telecommunications services provided by ILECs and cable companies. The proceeding is expected to last until the fourth quarter of 2007, with a decision not expected until the first quarter of 2008. TELUS has

TELUS Corporation - Management's discussion and analysis - 2007 Q1 proposed that Phase II costs continue to follow general principles of causality, that all forward looking costs need to be categorized appropriately, and that costs should based on individual company measurements. Unless the CRTC determines otherwise on all these proposals, the outcome of this proceeding would not be expected to have a material adverse impact on TELUS in the near term.

     Regulation of telecommunications wholesale services

The CRTC initiated a proceeding (Public Notice 2006-14) in November 2006 to review the regulatory framework for telecommunications wholesale services. This proceeding is expected to last until the fourth quarter of 2007, with a decision not expected until the second quarter of 2008. TELUS has proposed that the regulatory framework for wholesale services should be revamped in order to align with the Governor in Council's Policy Direction to the CRTC. Unless the CRTC determines otherwise, the outcome of this proceeding would not be expected to have a material adverse impact on TELUS in the near-term.

10.2  HUMAN RESOURCES

     Collective bargaining at TELUS Quebec

Two collective agreements between TELUS Quebec and the Syndicat des agents de maitrise de TELUS covering professional and supervisory team members in Quebec expired on March 31, 2007. The parties continue to negotiate to achieve a new collective agreement.

10.3  PROCESS RISKS

     TELUS systems and processes could negatively impact financial results and customer service - Billing/revenue assurance and efficiency programs

TELUS converted a large number of wireline consumer customers in Alberta to new billing system in late-March 2007. Additional phases of development and conversion are planned over the next several years. The new system included re-engineered processes for order entry, pre-qualification, service fulfillment and assurance, customer care, collections/credit, customer contract and information management. This customer-focused project requires extensive system development and, in itself, presents implementation risks due to the complexity of the implementation task and resource constraints, as well as reliance on newly developed third party software code. There can be no assurance that this undertaking will not negatively impact, on a temporary or extended basis, TELUS' customer service levels, competitive position and financial results. As well, significant time delays in implementing this system, or system instability, could negatively impact TELUS' competitive ability to quickly and effectively launch new products, services and promotions; achieve and maintain a competitive cost structure; and deliver better information and analytics to management.

11. RECONCILIATION OF NON-GAAP MEASURES AND DEFINITION OF KEY OPERATING
    INDICATORS

11.1 EARNINGS BEFORE INTEREST TAXES DEPRECIATION AND AMORTIZATION (EBITDA)

TELUS has issued guidance on and reports EBITDA because it is a key measure used by management to evaluate performance of business units, segments and the Company. EBITDA is also utilized in measuring compliance with debt covenants - see Section 11.4 EBITDA excluding restructuring costs. EBITDA is a measure commonly reported and widely used by investors as an indicator of a company's operating performance and ability to incur and service debt, and as a valuation metric. The Company believes EBITDA assists investors in comparing a company's performance on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost.

EBITDA is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to Operating income or Net income in measuring the Company's performance, nor should it be used as an exclusive measure of cash flow, because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash, which are disclosed in the Consolidated statements of cash flows. Investors should carefully consider the specific items included in TELUS' computation of EBITDA. While EBITDA has been disclosed herein to permit a more complete comparative analysis of the Company's operating performance and debt servicing ability relative to other companies, investors should be cautioned that EBITDA as reported by TELUS may not be comparable in all instances to EBITDA as reported by other companies.

TELUS Corporation - Management's discussion and analysis - 2007 Q1



The following is a reconciliation of EBITDA with Net income and Operating income. EBITDA (as adjusted) excludes a non-cash charge for introducing a net-cash settlement feature for share option awards granted prior to January 1, 2005. EBITDA (as adjusted) is regularly reported to the chief operating decision-maker and corresponds to the definition used in setting TELUS' 2007 EBITDA targets and revised guidance (see Section 9).

   -----------------------------------------------------------------------------
                                                       QUARTERS ENDED MARCH 31
   ($ millions)                                         2007            2006
   -----------------------------------------------------------------------------
   NET INCOME                                          194.8            210.1
     Other expense (income)                              3.8             4.3
     Financing costs                                   117.6           127.0
     Income taxes                                       79.3            116.1
     Non-controlling interest                            1.5             2.1
   -----------------------------------------------------------------------------
   OPERATING INCOME                                    397.0           459.6
     Depreciation                                      317.7           339.2
     Amortization of intangible assets                  49.6            63.9
   -----------------------------------------------------------------------------
   EBITDA                                              764.3           862.7
   Add back: Non-cash charge in 2007 for
   introducing a net-cash settlement
   feature for options granted prior to 2005           173.5               --
   =============================================================================
   EBITDA (AS ADJUSTED)                                937.8           862.7
   =============================================================================

In addition to EBITDA, TELUS calculates EBITDA less capital expenditures as a simple proxy for cash flow in its two reportable segments. EBITDA less capital expenditures may be used for comparison to the reported results for other telecommunications companies and is subject to the potential comparability issues of EBITDA described above. EBITDA (as adjusted) less capital expenditures provides a basis for comparing the 2007 measure to 2006.

   -----------------------------------------------------------------------------
                                                       QUARTERS ENDED MARCH 31
   ($ millions)                                         2007            2006
   -----------------------------------------------------------------------------
   EBITDA                                              764.3           862.7
   Capital expenditures (Capex)                       (381.9)         (320.5)
   -----------------------------------------------------------------------------
   EBITDA LESS CAPITAL EXPENDITURES                    382.4           542.2
   Add back: Non-cash charge in 2007 for
   introducing a net-cash settlement
   feature for options granted prior to 2005           173.5              --
   -----------------------------------------------------------------------------
   EBITDA (AS ADJUSTED) LESS CAPITAL EXPENDITURES      555.9           542.2
   =============================================================================

11.2 FREE CASH FLOW

The Company reports free cash flow because it is a key measure used by management to evaluate its performance. Free cash flow excludes certain working capital changes and other sources and uses of cash, which are disclosed in the Consolidated statements of cash flows. Free cash flow is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to the Consolidated statements of cash flows. Free cash flow is a measure that can be used to gauge TELUS' performance over time. Investors should be cautioned that free cash flow as reported by TELUS may not be comparable in all instances to free cash flow as reported by other companies. While the closest GAAP measure is Cash provided by operating activities less Cash used by investing activities, free cash flow is considered relevant because it provides an indication of how much cash generated by operations is available after capital expenditures, but before proceeds from divested assets, and changes in certain working capital items (such as trade receivables, which can be significantly distorted by securitization changes that do not reflect operating results, and trade payables).

TELUS Corporation - Management's discussion and analysis - 2007 Q1



The following reconciles free cash flow with Cash provided by operating activities less Cash used by investing activities:

   -----------------------------------------------------------------------------
                                                         QUARTERS ENDED MARCH 31
   ($ millions)                                            2007         2006
   -----------------------------------------------------------------------------

   CASH PROVIDED BY OPERATING ACTIVITIES                  460.6        673.1
   CASH (USED) BY INVESTING ACTIVITIES                   (392.3)      (316.1)
   -----------------------------------------------------------------------------

                                                           68.3        357.0

   Net employee defined benefit plans expense              24.0          1.6
   Employer contributions to employee
      defined benefit plans                                33.9         30.5
   Amortization of deferred gains on sale-leaseback
      of buildings, amortization of deferred charges
      and other, net                                        9.1        (15.9)
   Reduction (increase) in securitized
      accounts receivable                                 350.0        100.0
   Non-cash working capital changes except changes
      in taxes, interest, and securitized
      accounts receivable, and other                      (14.9)       166.8
   Proceeds from the sale of property
      and other assets                                       --         (7.4)
   Other investing activities                              10.4          3.0
   -----------------------------------------------------------------------------
   FREE CASH FLOW                                         480.8        635.6
   =============================================================================


The following shows management's calculation of free cash flow.

   -----------------------------------------------------------------------------
                                                        QUARTERS ENDED MARCH 31
   ($ millions)                                          2007           2006
   -----------------------------------------------------------------------------

   EBITDA                                               764.3          862.7

   Donations and securitization fees included in
      Other expense                                      (9.3)          (4.5)
   Restructuring costs net of cash payments             (17.0)         (15.6)
   Share-based compensation                             138.6            8.4
   Cash interest paid                                   (23.6)         (13.1)
   Cash interest received                                 1.9           22.5
   Income taxes received (paid), less investment
      tax credits received that were previously
      recognized in either EBITDA or capital
      expenditures, and other                             7.8           95.7
   Capital expenditures                                (381.9)        (320.5)
   -----------------------------------------------------------------------------
   FREE CASH FLOW                                       480.8          635.6
   =============================================================================

11.3  DEFINITION OF KEY OPERATING INDICATORS

These measures are industry metrics and are useful in assessing the operating performance of a wireless company.

AVERAGE REVENUE PER SUBSCRIBER UNIT PER MONTH (ARPU) is calculated as Network revenue divided by the average number of subscriber units on the network during the period and expressed as a rate per month. Data ARPU is a component of ARPU, calculated on the same basis for revenues derived from services such text messaging, mobile computing, personal digital assistance devices, Internet browser activity and pay-per-use downloads.

CHURN PER MONTH is calculated as the number of subscriber units disconnected during a given period divided by the average number of subscriber units on the network during the period, and expressed as a rate per month. A prepaid subscriber is disconnected when the subscriber has no usage for 90 days following expiry of the prepaid card.

COST OF ACQUISITION (COA) consists of the total of handset subsidies, commissions, and advertising and promotion expenses related to the initial subscriber acquisition during a given period. As defined, COA excludes costs to retain existing subscribers (retention spend).

COA PER GROSS SUBSCRIBER ADDITION is calculated as cost of acquisition divided by gross subscriber activations during the period.

COA PER GROSS SUBSCRIBER ADDITION TO LIFETIME REVENUE is calculated as cost of acquisition for new subscribers divided by expected lifetime revenue of the subscriber base, expressed as a percentage.

EBITDA EXCLUDING COA is a measure of operational profitability normalized for the period costs of adding new customers. COA was $129.5 million and $117.9 million, respectively, for the first quarter of 2007 and 2006.

LIFETIME REVENUE PER SUBSCRIBER is calculated as ARPU divided by the churn per month. The metric provides a means of estimating the average total revenue expected from the subscriber base.

TELUS Corporation - Management's discussion and analysis - 2007 Q1




RETENTION SPEND TO NETWORK REVENUE represents direct costs associated with marketing and promotional efforts aimed at the retention of the existing subscriber base divided by Network revenue.

11.4  DEFINITION OF LIQUIDITY AND CAPITAL RESOURCE MEASURES

DIVIDEND PAYOUT RATIO is defined as the most recent quarterly dividend declared per share multiplied by four and divided by basic earnings per share for the 12-month trailing period. The target guideline for the annual dividend payout ratio on a prospective basis, rather than on a trailing basis, is 45 to 55% of sustainable net earnings.

EBITDA - EXCLUDING RESTRUCTURING COSTS is used in the calculation of Net debt to EBITDA and EBITDA interest coverage, consistent with the calculation of the Leverage Ratio and the Coverage Ratio in credit facility covenants. Restructuring costs were $55.8 million and $61.2 million, respectively, for the twelve-month periods ended March 31, 2007 and 2006.

EBITDA - EXCLUDING RESTRUCTURING COSTS INTEREST COVERAGE is defined as EBITDA excluding restructuring costs divided by Net interest cost. This measure is substantially the same as the Coverage Ratio covenant in TELUS' credit facilities.

FUNDED DEBT, in general terms, is borrowed funds less cash on hand as defined in the Company's bank agreements.

INTEREST COVERAGE ON LONG-TERM DEBT is calculated on a 12-month trailing basis as Net income before interest expense on long-term debt and income tax expense divided by interest expense on long-term debt. Interest expense on long-term debt for the 12-month trailing period ending March 31, 2006 includes losses on redemption of long-term debt. The 12-month periods ended March 31, 2007 and 2006 also include accruals for estimated costs to settle a lawsuit.

NET DEBT is a non-GAAP measure whose nearest GAAP measure is the sum of Long-term debt and Current maturities of long-term debt, as reconciled below. Net debt is one component of a ratio used to determine compliance with debt covenants (refer to the description of Net debt to EBITDA below).

   ---------------------------------------------------------------------------------------------
                                                          As at          As at          As at
                                                         March 31       Dec. 31        March 31
   ($ millions)                                            2007           2006           2006
   ---------------------------------------------------------------------------------------------
   Long-term debt                                        5,664.1        4,908.2        4,566.8
   Debt issuance costs netted against long-term debt        33.4           19.9           22.1
   Deferred hedging liability, net                       1,087.1          838.5        1,142.7
   Accumulated other comprehensive income amounts
   arising from financial instruments used to manage
   interest rate and currency risks associated
   with U.S. Dollar denominated debt                      (222.0)            --             --
   ---------------------------------------------------------------------------------------------
   DEBT                                                  6,562.6        5,766.6        5,731.6
   Cash and temporary investments                         (534.0)          11.5            1.1
   Securitized accounts receivable                         150.0          500.0          400.0
   ---------------------------------------------------------------------------------------------
   NET DEBT                                              6,178.6        6,278.1        6,132.7
   =============================================================================================

The deferred hedging liability in the table above relates to cross currency interest rate swaps that effectively convert principal repayments and interest obligations to Canadian dollar obligations in respect of the U.S. $1,166.5 million debenture maturing June 1, 2007 and the U.S. $1,925.0 million debenture maturing June 1, 2011. Management believes that Net debt is a useful measure because it incorporates the exchange rate impact of cross currency swaps put into place that fix the value of U.S. dollar-denominated debt, and because it represents the amount of long-term debt obligations that are not covered by available cash and temporary investments.

NET DEBT TO EBITDA - EXCLUDING RESTRUCTURING COSTS is defined as Net debt as at the end of the period divided by the 12-month trailing EBITDA excluding restructuring costs. TELUS' guideline range for Net debt to EBITDA is from 1.5 to 2.0 times. Historically, Net debt to EBITDA is substantially the same as the Leverage Ratio covenant in TELUS' new credit facilities.

NET DEBT TO TOTAL CAPITALIZATION provides a measure of the proportion of debt used in the Company's capital structure. The long-term target ratio for Net debt to total capitalization is 45 to 50%.

NET INTEREST COST is defined as Financing costs before gains on redemption and repayment of debt, calculated on a 12-month trailing basis. No gains on redemption and repayment of debt were recorded in the respective periods. Losses recorded on the redemption of long-term debt are included in net interest cost. Net interest costs for the 12-months ending March 31, 2007 and 2006 are equivalent to reported quarterly financing costs over those periods.

TELUS Corporation - Management's discussion and analysis - 2007 Q1



TOTAL CAPITALIZATION excludes Accumulated other comprehensive income, consistent with definitions in the Company's credit facilities.


--------------------------------------------------------------------------------
                                            As at          As at        As at
                                           March 31       Dec. 31      March 31
($ millions)                                 2007           2006         2006
--------------------------------------------------------------------------------
Net debt                                     6,178.6       6,278.1      6,132.7
Non-controlling interests                       25.1          23.6         27.7
Shareholders equity                          6,630.4       6,928.1      6,794.3
Accumulated other comprehensive income         147.4            --           --
--------------------------------------------------------------------------------
Total capitalization                        12,981.5      13,229.8     12,954.7
================================================================================

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 8, 2007

                                           TELUS CORPORATION


                                           By: /s/ Audrey Ho
                                               --------------------------------
                                               Name:  Audrey Ho
                                               Title: Vice President, Legal
                                                      Services and General
                                                      Counsel and Corporate
                                                      Secretary




                                       3